

Notice of Annual Meeting of Shareholders

Day

Tuesday,
August 29, 2017

Time

8:00 a.m.,
Eastern Daylight Time

Place

The Westin Detroit Metropolitan Airport
Wright Room
2501 Worldgateway Place
Romulus, Michigan

Monroe, Michigan
July 18, 2017

To our shareholders:

We invite you to attend our 2017 annual meeting of shareholders to be held Tuesday, August 29, 2017, in the Wright Room of The Westin Detroit Metropolitan Airport, located at 2501 Worldgateway Place, Romulus, Michigan. Only shareholders of record at the close of business on July 6, 2017, will be entitled to vote at the meeting. At the meeting, we intend to:

- Elect nine directors for one-year terms expiring in 2018;
- Consider and vote on approving the board's proposed 2017 Omnibus Incentive Plan;
- Hold a non-binding advisory vote on a proposal to approve the compensation of our named executive officers;
- Hold a non-binding advisory vote on the frequency of holding future advisory votes to approve the compensation of our named executive officers;
- Ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2018; and
- Transact any other business that properly comes before the meeting.

The board of directors recommends a vote "FOR" each director, "1 YEAR" for the frequency of approving executive compensation, and "FOR" each other proposal. The proxy holders will use their discretion to vote on any other matters that come before the shareholders at the annual meeting.

We encourage you to exercise your right as a shareholder and cast your vote promptly. If you received a paper copy of the proxy materials, you may vote by mail by signing, dating, and returning the enclosed proxy card in the accompanying envelope. You may also vote by telephone or on the Internet (see the instructions attached to the proxy card or on the Notice of Internet Availability of Proxy Materials). Even if you vote by one of these methods prior to the meeting, you may still vote your shares in person at the meeting, and doing so will revoke your previous vote.

BY ORDER OF THE BOARD OF DIRECTORS

James P. Klarr,
Secretary

PROXY SUMMARY

When:
August 29, 2017
at 8:00 A.M. (Eastern)

Where:
The Westin Detroit Metropolitan Airport
Wright Room
2501 Worldgateway Place
Romulus, Michigan

Proposals

1. Elect nine directors
2. Approve 2017 Omnibus Incentive Plan
3. Advisory approval of our executive compensation
4. Advisory approval of the frequency of future votes seeking advisory approval of our executive compensation
5. Ratify the selection of an independent registered public accounting firm

How:



Online
www.proxyvote.com



By Phone
1.800.690.6903



By Mail
Completing, signing and
returning your proxy card



In Person
With proof of ownership and
a valid photo ID

We are furnishing this proxy statement, form of proxy and accompanying materials to our shareholders on or about July 18, 2017.

Our Board Nominees

Nominee	Director since	Primary (or Former) Occupation	Committees
Kurt Darrow	2003	Our Chairman, President and CEO	
Sarah Gallagher*	2016	Former President of Ralph Lauren North America e-commerce	Comp; Nom & Govern
Edwin Holman*	2010	Former CEO of Macy's Central, a division of Macy's Inc.	Audit; Comp (C)
Janet Kerr*	2009	Vice Chancellor, Pepperdine University	Comp; Nom & Govern
Michael Lawton*	2013	Former Executive Vice President and CFO, Domino's Pizza, Inc.	Audit (C); Comp
Dr. George Levy*	1997	Otorhinolaryngologist	Comp; Nom & Govern
Alan McCollough*	2007	Former Chairman and CEO of Circuit City Stores, Inc.	Audit (LD)
Lauren Peters*	2016	Executive Vice President and CFO of Foot Locker, Inc.	Audit; Nom & Govern
Dr. Nido Qubein*	2006	President of High Point University	Comp; Nom & Govern (C)

* Independent directors (C)- Committee chair (LD)- Lead director

Governance Highlights

- Annually elected directors, no classified board
- 89% independent board
- 100% independent committees
- Strong lead director framework
- Regular executive sessions of independent directors
- Annual board and committee evaluations

Operations Highlights

Consolidated Five-Year Sales and Operating Margin ($ in Millions)



*Fiscal 2016 includes 53 weeks. All other years presented include 52 weeks.

Capital Allocation: Business Investments and Returns to Shareholders ($ in Millions)



*Fiscal 2016 includes 53 weeks. All other years presented include 52 weeks.

Executive Compensation Highlights

Compensation Program

Key Elements	Key Terms
Base Salary	Annual merit increases based on individual performance, market comparison and total salary budget
Management Incentive Plan (MIP)	Annual incentive focused on sales and operating margin. Maximum award 200% of target
Stock Options	Price at share value on grant date. Four year vesting; ten year term.
Performance-based stock awards	3-year award cycle with annual goals, payouts made after the full 3 year period is complete
Performance-based retirement plan	Annual contribution (maximum 35% CEO; 25% NEOs) based on operating income performance

Target Pay Mix of CEO and Other Named Executive Officers (as a % of Total Direct Compensation)



CEO — 22% Base Salary, 27% Performance Shares, 24% Target MIP, 27% Stock Options, 78% At Risk

Other Named Executive Officers (average) — 36% Base Salary, 20% Performance Shares, 24% Target MIP, 20% Stock Options, 64% At Risk

What we do

✓ Pay for performance – emphasizing variable pay linked to our financial or market results

✓ Executive stock ownership guidelines – to align executives' interests with our shareholders

✓ Use relative total shareholder return (TSR) in long-term performance award

✓ Base company contributions to executive compensation retirement plans on performance

✓ Mitigate undue risk with caps on potential incentive payments and a clawback policy

✓ Utilize double-trigger change in control agreements

✓ Include only independent directors on the compensation committee

✓ Engage an independent compensation consulting firm to assist the compensation committee

✓ Align severance and change in control arrangements with market practices

✓ Prohibit executives from hedging and short selling of our shares

What we don't do

X We do not provide employment agreements

X We do not gross up excise taxes upon change in control

X We do not reprice options without shareholder approval

X We do not pay dividends on unearned performance shares or units

X We do not use single-trigger vesting for equity-based awards upon a change-in-control

Ways you can vote



Online
www.proxyvote.com



By Phone
1.800.690.6903



By Mail
Completing, signing and
returning your proxy card



In Person
With proof of ownership and
a valid photo ID

The Board of Directors recommends you vote

- FOR each director nominee
- FOR approval of the 2017 Omnibus Incentive Plan
- FOR approval of the compensation of our executive officers
- FOR "1 Year" on the frequency of holding advisory votes to approve the compensation of our executive officers
- FOR ratifying the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm

2017 PROXY STATEMENT

TABLE OF CONTENTS

CORPORATE GOVERNANCE

Board of Directors

Our board of directors is committed to good governance practices that further the company's strategic growth plans and enhance shareholder value over the long term, while also considering the interests of other stakeholders, including our employees, customers, vendors, and the communities we impact. The board oversees the company's performance, including its strategic direction and critical corporate policies that have the largest impact on our operations. In exercising its oversight responsibility, the board evaluates the performance of our president and chief executive officer and directs succession planning for the chief executive officer, directors, and, to the degree appropriate, other leadership positions. The board monitors our strategic plan, our performance against the plan, and management's assessment and remediation of the company's risks. As part of the strategic planning process, the board reviews the company's capital allocation plan and its investment in research and product development, information technology, and employee development, with a focus on promoting the company's long-term growth. The board regularly reviews our governance practices and processes to ensure they remain effective, making changes when appropriate. It also monitors the company's culture to encourage a focus on sustainable growth and to ensure we maintain the highest levels of ethics and integrity, especially with respect to our financial statements and disclosures.

In the following section, we describe our governance policies and practices. Our governance guidelines can be found on our website at http://investors.la-z-boy.com, under "Corporate Governance," and they address our policies related to director selection, membership criteria, independence, orientation, and assessment of board performance. At the same site, we post our other key governance documents, such as the lead director charter, the charters for each of the board's key committees, and our Code of Business Conduct.

Leadership Structure

Our current leadership structure incorporates a combined position of chairman and chief executive officer reporting to a board of otherwise independent directors, and working with a strong independent lead director. At the time we combined the roles of chairman and CEO, we felt it was imperative that the leadership of the company be focused in one position to ensure effective management and direction to implement our strategic plan and initiatives. The interaction between management and board roles related to strategic and long-term planning calls for a more streamlined and accountable leadership structure. At the same time, our strong, effective independent lead director and independent committees ensure significant oversight over company management. We believe this structure has worked well for us and remains the appropriate structure for our company.

Our Corporate Governance Guidelines require that when the roles of our chairman and CEO are combined, we elect an independent lead director. Our lead director serves as the principal liaison between our independent directors and our chairman, facilitating a steady stream of communications between management and our independent directors. Among other duties, the lead director:

- collaborates on the board and committee meeting agendas;
- solicits and recommends matters for the board and committees to consider;
- advises the chairman as to the quality, quantity, and timeliness of the information submitted to the directors;

- calls meetings of the independent directors or calls for executive sessions during board meetings;
- serves as chairman of the meetings of the independent directors or executive sessions of the board;
- collaborates with committee chairs to ensure board work is conducted at the appropriate level, coordinating on issues involving multiple committees;
- meets with our CEO to discuss his performance;
- communicates directly with shareholders when appropriate; and
- presides at board meetings when the chairman is absent.

In addition to the formal division of duties among the board chair, lead director, and committee chairs, these board leaders compose an informal executive committee that address any significant issues that arise between board meetings. In light of our strong independent lead director structure, annual evaluations of the lead director's performance, a board composed almost solely of independent directors, ready access to management by the directors, and regular executive session meetings without management, our board exercises effective oversight of our executive chairman, and the current leadership structure operates efficiently to protect and advance the interests of our shareholders.

Board Risk Oversight

While management is responsible for the day-to-day assessment, monitoring and remediation of the company's risks, our board of directors is responsible for oversight of these risk activities. To ensure vigilant monitoring of the risks, the board has delegated risk oversight to various committees while maintaining certain key risks, such as cybersecurity, at the full board level. The board has directed the nominating and governance committee to assign oversight of the various risk categories, including strategic, operational, IT, and financial risk, to the various committees or the full board, while ensuring that all risks, including any emerging risks, are monitored. The nominating and governance committee regularly reviews management's enterprise risk management process and discusses with management changes in risk assessment and remediation plans. In conjunction with the board's strategic plan review, management identifies risks directly related to the plan as well as new and emerging risks.

Each committee regularly reviews and reports to the board on its respective risk categories. Throughout the year, our board and board committees review and discuss the various risks confronting the company, paying special attention to new operating and strategic initiatives. Our nominating and governance committee and our board as a whole encourage open communication and appropriate escalation of reporting of risk throughout the enterprise, striving to ensure that enterprise risk management is part of our corporate culture.

Corporate Responsibility

We work diligently to reduce and manage our environmental footprint and learn and build on our experiences as we continue our environmentally sustainable journey forward. Our strong commitment to responsible stewardship of the environment includes integrating environmentally sound and sustainable business practices into our daily business decisions. We are focused on reducing waste, increasing recycling and energy efficiency, and consuming fewer resources.

We currently have ten locations registered under the American Home Furnishings Alliance (AHFA) Enhancing Furniture's Environmental Culture (EFEC) program, including the La-Z-Boy upholstery plants, La-Z-Boy casegoods facilities, and our cut and sew center in Saltillo, Mexico (the first international facility to be EFEC registered). The EFEC program is an environmental management system designed by AHFA that requires strong environmental programs and analysis of environmental impacts. In addition, we received LEED Silver certification for our world headquarters from the U.S. Green Building Council. Our 120-acre headquarters' site includes a geothermal heating system and an endangered oak savanna ecosystem, which we have committed to preserve. Three of our business units, including the La-Z-Boy upholstery operations, are registered by AHFA as Sustainable By Design. The Sustainable By Design program provides a roadmap for home furnishings companies to create a corporate culture of conservation and environmental stewardship by integrating socioeconomic policies and sustainable business practices into their manufacturing operations and sourcing strategies. As part of our continuous improvement initiatives, we recently added a Social Compliance Manager to our global trading company operations in Hong Kong.

Over a six-year period (2008–2014), our La-Z-Boy upholstery plants reduced their energy consumption by 22 percent and eliminated more than 7.7 million pounds of waste going to the landfill per year. We now reuse, recycle or reutilize 91 percent of the waste generated from these manufacturing operations. Nine of our facilities, including four of our manufacturing plants (in Arkansas, California, Missouri, and Tennessee), four distribution centers and our World Headquarters now send nothing to the landfill and have been recognized with sustainability awards. We continue to utilize renewable wood fuels generated on site for the production of steam used in some of our processes, and we sell excess wood residuals for further reuse by other industries. Wood fuel from sustainably managed forests is a renewable energy source that helps reduce greenhouse gas emissions and eliminate solid waste disposal. We recently enhanced our monitoring capabilities by entering a partnership with a third-party specialist for utility bill management, strategic energy sourcing and utilization of comprehensive energy and sustainability data management.

We have worked to reduce our retail stores' environmental footprint by using greener construction materials, lowering our energy use, and reducing waste. We transitioned to eco-friendly paint, rubber wall base, and vinyl and carpet flooring, and we are adding recycling bins at our stores and reducing the amount of packaging we use. We are currently converting our retail store lighting systems to LED light-bulbs, and we are piloting a new energy-management system to further reduce energy waste.

We obtain many of our wood materials and components from suppliers that have implemented sustainable forest management practices or from sustainable plantation-grown renewable rubber wood. We use other wood- and fiber-based materials made with recycled or recovered paper. Our furniture designs have won the "Innovative Green Design Award (IGDA)" from New York House magazine by demonstrating outstanding effort to provide environmentally-friendly furniture to consumers. We have also won the American Society for Furniture Designers Pinnacle Green Leaf Award given for distinguished designs that are also eco-friendly. We also received the Tennessee Department of

Environment and Conservation Green Three-Star Partnership award for our environmental management efforts at our largest upholstered furniture manufacturing facility located in Dayton, Tennessee.

We have not reached our ultimate destination, but we strive every day to be greener than we were the day before.

Succession Planning

Our board of directors engages in an effective planning process to identify, evaluate and select potential successors to the CEO and other members of executive management. The CEO provides quarterly updates to the directors of the significant changes in key personnel and the chief human resources officer annually reviews with the board executive management succession planning. Each board member has complete and open access to any member of management. The senior members of management are invited regularly to make presentations at board and committee meetings and meet with directors in informal settings to allow the directors to form a more complete understanding of the executive's skill and character. The board periodically reviews and revises as necessary the company's emergency management succession plan, which details the actions to be taken by specific individuals in the event the CEO suddenly dies or becomes incapacitated.

Director Selection

Our nominating and governance committee is responsible for recommending director candidates to fill current and anticipated board vacancies. The committee identifies and evaluates potential candidates from recommendations from the committee's own members, referrals from other board members, management, shareholders, or other outside sources, including professional recruiting firms. (For information on how to propose a candidate to the committee or nominate a director, see "Next Annual Meeting—Shareholder Proposals for the 2018 Annual Meeting," page 62.) In evaluating proposed candidates, the committee may review their résumés, obtain references, and conduct personal interviews. The committee considers, among other factors, the board's current and future needs for specific skills and the candidate's experience, leadership qualities, integrity, diversity, ability to exercise mature judgment, independence, and ability to make the appropriate time commitment to the board. The committee strives to ensure the board has a rich mix of relevant skills and experiences to address the company's needs as dictated by our strategic plan.

Director Independence

Our board of directors strongly supports the concept of director independence, and only our chairman is a company employee. Consistent with the NYSE rules, our Corporate Governance Guidelines require that a majority of our directors be independent, and we limit membership on each of our committees to independent directors.

Our board annually reviews and determines if any director has any material relationship with our company, our management, or our other directors that would impede the director's autonomy. As reflected in our Corporate Governance Guidelines, a director cannot be deemed independent if, in the previous three years, either the director or an immediate family member:

- was employed by our company or our independent registered public accounting firm;
- was employed by a company with a compensation committee that included one of our executive officers;
- received more than $120,000 during any 12-month period in direct compensation from La-Z-Boy, other than director compensation or pension or other forms of deferred compensation for prior service (provided such compensation was not contingent in any way on continued service); and
- was an executive officer or employee of an entity that made payments to or received payments (other than contributions to a tax-exempt organization or charity) from us for property or services that, in any single fiscal year, exceeded the greater of $1 million or 2% of the other entity's consolidated gross revenues.

In addition, our board has adopted the following categorical standards to clarify if a relationship is material. We will not treat a relationship as material if:

- A director is an executive officer, director, or shareholder of a company that does business with us and the annual revenues derived from that business are less than 1% of each company's total revenues;
- A director is an executive officer, director, or shareholder of a company that is indebted to us, or to which we are indebted, and the total amount of each company's indebtedness to the other is less than 1% of the total consolidated assets of each company; or

a director is an executive officer, director, or shareholder of a bank or other financial institution (or its holding company) that extends credit to us on normal commercial terms and the total amount of our indebtedness to the bank or other financial institution is less than 3% of our total consolidated assets;

- A director is an executive officer or director of a company in which we own common stock but our interest is less than 5% of that company's total shareholders' equity;
- A director's family member is or was employed by us in a non-executive capacity with compensation that has not exceeded $120,000 in any fiscal year;
- A director is a director, officer, or trustee of a charitable organization to which we contribute, but our annual contributions (exclusive of gift-match payments) are less than 1% of the organization's

total annual charitable receipts, all of our contributions were approved through our normal approval process, and no contribution was made on behalf of any of our officers or directors; or a director is a director of the La-Z-Boy Foundation; or

- A director is a member of, employed by, or of counsel to a law firm or investment banking firm that performs services for us, our payments to the firm during a fiscal year do not exceed 1% of the firm's gross revenues, and the director's relationship with the firm is such that the director's compensation is not linked directly or indirectly to our payments to the firm.

Following the NYSE listing standards and our Corporate Governance Guidelines described above, our board of directors has determined that each of our directors other than our chairman/CEO is an "independent" director.

Related Party Transactions

Our Code of Business Conduct, which applies to all of our employees and directors, requires that any potential conflict of interest be either avoided or fully disclosed. Each year, we require our directors and executive officers to disclose any transactions between them or their immediate family members and the company. The audit committee reviews any

transactions related to directors or executive officers reported and takes appropriate action. We will disclose on our website any waivers of the Code of Business Conduct granted to our directors or executive officers. We granted no waivers in fiscal 2017.

Stock Ownership

We encourage significant stock ownership by our directors and executive management to align the interests of our leadership with those of our shareholders. We have established stock ownership guidelines that require each non-employee director to own La-Z-Boy equity (including deferred or restricted stock units) at least equal in value to five times the director's annual cash retainer or salary.

As of April 29, 2017, each director, other than our three newest directors, had met the ownership requirements. Under

our guidelines, Ms. Gallagher and Ms. Peters, each of whom have been on the board less than a year, have until May 1, 2022 to meet the requirement, while Mr. Lawton, currently in his fourth year as a director, has until May 1, 2019.

We prohibit directors, officers, or employees from hedging or pledging our shares or engaging in short-term speculative trading, including short sales, trading in puts and calls, or buying on margin.

Majority Vote Standard for Director Elections

Our Corporate Governance Guidelines require that any director who fails to receive a majority of votes cast in an uncontested election must submit his or her resignation at the board meeting that immediately follows the annual shareholders' meeting. The other directors must then act on the resignation

at or before the next regularly scheduled meeting and publicly report the board's decision. An election is treated as contested for purposes of this rule if there are more nominees for board seats than there are positions to be filled by election at the meeting.

Communication with the Company or the Directors

Interested parties may communicate their comments, concerns or questions about La-Z-Boy to the company, or specifically to our chairman, lead director, or any or all of our other directors, by letter addressed to them and sent by U.S. mail to the attention of the Corporate Secretary at:


La-Z-Boy Incorporated
One La-Z-Boy Drive
Monroe, Michigan 48162

The corporate secretary reviews and compiles any communications received, provides a summary of any lengthy or repetitive communications, and forwards them to the appropriate director or directors. The complete communication is provided when requested by the appropriate director or directors.

BOARD AND COMMITTEE OPERATIONS

Our board of directors met six times during fiscal 2017. At most meetings, the non-employee directors met in executive session, chaired by our lead director, without management present. During fiscal 2017, each of our current directors attended at least 75 percent of the meetings of the board and committees on which the director served. All of the current directors attended the 2016 shareholders' meeting, and we expect all the nominated directors to attend the 2017 shareholders' meeting.

We currently have three standing committees of the board: the audit, compensation, and nominating and governance committees. Each committee is composed of only independent directors. Each committee operates under its own charter (which can be found at http://investors.la-z-boy.com, under "Corporate Governance") and has the ability to engage independent consultants and advisors at the company's expense to assist the committee in fulfilling its duties. While our board chairman is not a member of any of the board committees, he coordinates the agendas and activities of the committees with the lead director and each committee chair. Our current lead director serves on our audit committee and generally attends the meetings of the compensation and nominating and governance committees. The current membership and chair of each of the committees are shown in the following table:

Current Committee Membership

Name	Audit	Compensation	Nominating and Governance
Kurt L. Darrow (Chairman and CEO)			
Sarah M. Gallagher		✓	✓
Edwin J. Holman	✓	Chair	
Janet E. Kerr		✓	✓
Michael T. Lawton	Chair	✓	
H. George Levy, MD		✓	✓
W. Alan McCollough (Lead Director)	✓		
Lauren B. Peters	✓		✓
Dr. Nido R. Qubein		✓	Chair

Audit Committee

Key oversight duties:

- Financial reporting process
- Compliance with legal and regulatory requirements
- Effectiveness of our internal and external audit functions
- Selection of the independent registered public accounting firm

Members: Michael T. Lawton, Chairman
Edwin J. Holman
W. Alan McCollough
Lauren B. Peters

Fiscal 2017 meetings: 9

The committee monitors our auditor's independence, annually requests and reviews the firm's written statement of relationships with the company, and reviews and limits our use of our outside auditors for non-audit work. The committee reviews the staff assigned to our audit and ensures the lead partner is rotated at least once every five years. The committee discusses with management and our outside auditor the quality and adequacy of our internal controls for financial reporting. Each member meets the enhanced independence standards for audit committees established in the SEC and NYSE listing standards, is financially literate, and is an audit committee financial expert within the meaning of the SEC rules. The committee does not provide any professional certification of our outside auditor's work or any expert or special assurance about our financial statements.

For further discussion of the audit committee's activities, see "Audit Committee Report" below at page 59.

Compensation Committee

Key Oversight Duties:

- Executive and director cash and equity compensation programs
- Evaluating the CEO's and executive officers' performance

Members:	Edwin J. Holman, Chairman
	Sarah M. Gallagher
	Janet E. Kerr
	Michael T. Lawton
	H. George Levy, MD
	Dr. Nido R. Qubein

Fiscal 2017 meetings: 4

Only directors who meet standards of independence promulgated by the SEC (*i.e.*, "non-employee director" as defined in the rules under Section 16 of the Securities Exchange Act of 1934), the Internal Revenue Service (*i.e.*, "outside director" as defined in the regulations under Section 162(m) of the Internal Revenue Code), and the NYSE listing standards may serve on the committee. The committee obtains advice on executive compensation matters from an independent outside compensation consultant (Korn Ferry Hay Group since fiscal 2010). Each year, the committee reviews and discusses the independence of its advisers pursuant to NYSE rules, and it has determined that Korn Ferry Hay Group is independent and its work for the committee does not raise any conflicts of interest. The committee annually produces a report on executive compensation for inclusion in the proxy statement (see "Compensation Committee Report" below).

Compensation Committee Interlocks and Insider Participation. Following her election to the board last August, Ms. Gallagher joined the compensation committee. All the other committee members served on the committee throughout fiscal 2017. None of our named executive officers serves on the board of directors of any company that employs a member of our compensation committee.

Nominating and Governance Committee

Key Oversight Duties:

- Board governance practices
- Director candidates
- Enterprise risk management process

Members:	Dr. Nido R. Qubein, Chairman
	Sarah M. Gallagher
	Janet E. Kerr
	H. George Levy, MD
	Lauren B. Peters

Fiscal 2017 meetings: 4

Our nominating and governance committee is composed entirely of independent directors. The committee makes recommendations on general corporate governance issues including the size, structure, and composition of the board and its committees. The committee also assists our board in overseeing our risks, including risk assessment, mitigation, and the determination of risk tolerance levels. See "Risk Oversight" above for more discussion of our risk oversight process. The committee's charter can be found on our website at http://investors.la-z-boy.com, under "Corporate Governance."

SHARE OWNERSHIP

Directors and Executive Officers

The following table shows the beneficial ownership of our common stock by each director, director nominee, each executive officer named in the Summary Compensation Table, and all directors and current executive officers as a group as of the record date for the annual meeting. The table and footnotes also contain information about restricted stock units credited to the non-employee directors that derive their value based on the market value of our shares. None of the shares shown in the table are pledged as security.

Beneficial Owner	Number of Shares or Units		
	Common Stock(1)(2)	Percent of Class	Units Settleable in Cash(3)
Mark S. Bacon, Sr.	65,017	*	—
J. Douglas Collier	96,516	*	—
Kurt L. Darrow	886,384	1.81	—
Darrell D. Edwards	67,858	*	—
Sarah M. Gallagher	2,953	*	—
Edwin J. Holman	37,013	*	5,000
Janet E. Kerr	34,324	*	12,927
Michael T. Lawton	12,402	*	—
H. George Levy, MD	52,074	*	16,514
W. Alan McCollough	40,974	*	16,514
Lauren B. Peters	2,953	*	—
Dr. Nido R. Qubein	40,974	*	16,514
Louis M. Riccio Jr.	141,138	*	—
All current directors and executive officers as a group (13 persons)(4)	1,566,371	3.17	67,469

* Less than 1%

(1) This column lists beneficial ownership as calculated under the SEC rules, including stock options and restricted stock units that may be exercised or converted without the company's consent within 60 days of our record date of July 6, 2017.

(2) These amounts include 2,953 restricted stock units for Ms. Gallagher and Ms. Peters, 12,402 restricted stock units for Mr. Lawton, and 33,974 restricted stock units for each other non-employee director which vest and settle in shares when the director leaves the board. See the Fiscal 2017 Non-employee Director Compensation table and related footnotes beginning on page 17 for additional detail.

(3) These restricted stock units vest and settle in cash, at the fair market value determined at the settlement date, when the director leaves the board.

(4) For purposes of calculating the percentage ownership of the group, all shares representing the restricted stock units (footnote 2) and shares subject to options held by any group member that currently are exercisable or that will become exercisable within 60 days of our record date of July 6, 2017, are treated as outstanding. For purposes of calculating the percentage of ownership of any individual, however, only the shares representing the restricted stock units and the shares subject to options exercisable or that become exercisable as described above that are held by that individual are treated as outstanding. For the computation of each individual's ownership percentage, shares representing restricted stock units and shares subject to options held by other directors or executives are not counted.

In addition to the restricted stock units described in footnote 2, the table includes the following numbers of shares subject to options:

J. Douglas Collier	22,317
Kurt L. Darrow	398,226
Darrell D. Edwards	49,059
Louis M. Riccio Jr.	65,910
All current directors and executive officers as a group	809,857

Significant Shareholders

The tables below provide information about beneficial owners of our common shares. Under applicable SEC rules, anyone who has or shares the right to vote any of our common shares, or has or shares dispositive power over any of them, is a "beneficial owner" of those shares. The settlor of a trust with a right to revoke the trust and regain the shares, or a person who can acquire shares by exercising an option or a conversion right, may also be considered a beneficial owner under these rules. Consequently, more than one person can be considered the beneficial owner of the same common shares. Unless otherwise indicated below, each owner named in a table has sole voting and sole dispositive power over the shares reported for that person.

Security Ownership of Known Over 5% Beneficial Owners
(as of December 31, 2016, except as otherwise indicated)

Name and Address	Number of Shares	Percent of Class
BlackRock, Inc. and subsidiaries 55 East 52nd Street New York, NY 10055	5,978,494	12.31
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	4,197,415	8.64
Wellington Management Group LLP 280 Congress Street Boston, MA 02210	3,073,952	6.33
Dimensional Fund Advisors LP Building One 6300 Bee Cave Road Austin, TX 78746	2,943,288	6.06

- Information about BlackRock, Inc. and its subsidiaries is based on an amended Schedule 13G BlackRock, Inc. filed after December 31, 2016, in which it reported that as of that date, it and its subsidiaries had sole voting power over 5,828,335 common shares and sole dispositive power over 5,978,494 common shares. The other companies reported as beneficial owners of our common shares were BlackRock (Netherlands) B.V., BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Asset Management Schweiz AG, BlackRock Fund Advisors, BlackRock Institutional Trust Company, N.A., BlackRock International Limited, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Ltd, BlackRock Investment Management, LLC, and BlackRock Japan Co. Ltd.

- Information about The Vanguard Group is based on an amended Schedule 13G it filed after December 31, 2016, in which it reported that as of that date, it had sole voting power over 74,841 common shares, shared voting power over 7,477 common shares, sole dispositive power over 4,117,723 common shares and shared dispositive power over 79,692 common shares.

- Information about Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP is based on a Schedule 13G they filed jointly filed after December 31, 2016, in which they reported that as of that date, they had shared voting power over 1,459,534 common shares and shared dispositive power over 3,073,952 common shares. They also report as beneficial owners one or more of the following investment advisors Wellington Management Company LLP - IA, Wellington Management Canada LLC –IA, Wellington Management Singapore Pte Ltd – IA, Wellington Management Hong Kong Ltd- IA, Wellington Management International Ltd - IA, Wellington Management Japan Pte Ltd - IA, Wellington Management Australia Pty Ltd – IA.

- Information about Dimensional Fund Advisors LP is based on a Schedule 13G it filed after December 31, 2016, in which it reported that as of that date it had sole voting power over 2,803,984 common shares and sole dispositive power over 2,943,288 common shares. It also reported that it serves as an investment manager and an investment advisor to various investment companies, trusts, and accounts and that the shares are owned by its clients, no one of which, to the knowledge of Dimension Fund Advisors LP, owns more than 5% of the class. Dimensional Fund Advisors LP disclaims beneficial ownership of all the shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, some over 10% owners of our common shares, and some persons who formerly were directors, executive officers, or over 10% owners to file reports of ownership and changes in ownership with the SEC and the NYSE and to furnish us with a copy of each report filed. Based solely on our review of copies of the reports filed by some of those persons and written representations from others that no reports were required, we believe that during fiscal 2017, all Section 16(a) filing requirements were complied with in a timely fashion.

DIRECTOR COMPENSATION

Working with an independent compensation consultant, we designed our annual pay package for directors to attract and retain highly qualified professionals to represent our shareholders. The compensation committee reviews compensation data for directors of the same peer group companies selected for evaluating our executive compensation, see page 29. The committee's analysis of compensation includes retainers, meeting fees, committee fees, and equity compensation. The committee targets the directors' total compensation at the median level of the peer group's total compensation.

Directors who are also our employees receive no additional compensation for serving on the board. Non-employee directors receive a combination of cash and restricted stock units as compensation for their service. We reimburse our directors for their costs of travel, lodging, and related expenses while on company-related business. We provide membership in the National Association of Corporate Directors (NACD) for each director and reimburse directors for fees and expenses for participation in NACD and other programs on corporate governance and other issues related to their duties as directors. We encourage our directors to enhance their understanding of our operations and business by visiting our facilities, retail outlets, and competing retailers.

Effective May 1, 2017, we increased our directors' equity portion of the annual retainers by $8,000 to $88,000, while the cash portion remains at $80,000, effectively a 5% increase. For fiscal 2017, we paid each director cash and equity compensation in the following amounts:

Cash Compensation

We paid each non-employee director an annual cash retainer of $80,000. We paid our lead director an additional cash retainer of $30,000 for serving in that capacity, and we paid the chairs of our audit, compensation, and nominating and governance committees additional cash retainers of $20,000, $15,000, and $10,000, respectively. The board held fewer than 10 board meetings in fiscal 2017, so we did not pay additional meeting fees.

Equity Compensation

On August 26, 2016, we issued each non-employee director a grant of 2,953 restricted stock units with a grant date value of $80,026. Each restricted stock unit is equivalent in value to a share of La-Z-Boy common stock. Dividend equivalents are awarded on restricted stock units at the same time and in the same amount as dividends declared on our common shares. The restricted stock units do not include voting rights. The units vest and are settled, in shares only, when the director leaves the board.

The following table provides details of each non-employee director's compensation for fiscal 2017. Compensation varied between directors based on lead director status, committee membership, and committee chairs held. Stock awards reflect the grant date fair value.

Fiscal 2017 Non-employee Director Compensation

Name	Fees Earned or Paid in Cash $(1)	Stock Awards $(2)	All Other Compensation $(3)	Total ($)
Sarah M. Gallagher	55,111	80,026	945	136,082
Edwin J. Holman	95,000	80,026	16,074	191,100
Janet E. Kerr	80,000	80,026	19,403	179,429
Michael T. Lawton	100,000	80,026	4,914	184,940
H. George Levy, MD	80,000	80,026	20,910	180,936
W. Alan McCollough	110,000	80,026	20,910	210,936
Lauren B. Peters	55,111	80,026	945	136,082
Dr. Nido R. Qubein	90,000	80,026	20,910	190,936

(1)   Includes actual annual board retainer fees, lead director retainer fees, and committee chairman fees.

(2)   Reflects the grant date fair value computed in accordance with FASB ASC Topic 718. Each director then in office received 2,953 restricted stock units on August 26, 2016. Restricted stock units granted to non-employee directors in 2008 and 2009 under our former plan were settleable in cash; units granted since September 1, 2010, and to be granted in future years under our 2010 Omnibus Incentive Plan, will be settleable in shares. As of April 29, 2017, the number of restricted stock units of each type held by each non-employee director (which vest and settle when the director leaves the board) were:

	Units Settleable in Cash	Units Settleable in Shares
Sarah M. Gallagher	—	2,953
Edwin J. Holman	5,000	33,974
Janet E. Kerr	12,927	33,974
Michael T. Lawton	—	12,402
H. George Levy, MD	16,514	33,974
W. Alan McCollough	16,514	33,974
Lauren B. Peters	—	2,953
Dr. Nido R. Qubein	16,514	33,974

(3)   Reflects payments of dividend equivalents on restricted stock units at the time and in the amount that dividends were declared for common shares.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

Shareholders will elect nine directors to serve a one-year term until our 2018 annual meeting of shareholders when their successors are elected and qualified. Our board currently has nine directors and upon the recommendation of the board's nominating and governance committee, the board has nominated for re-election all the current directors:

Kurt L. Darrow

Sarah M. Gallagher

Edwin J. Holman

Janet E. Kerr

Michael T. Lawton

H. George Levy, M.D.

W. Alan McCollough

Lauren B. Peters

Dr. Nido R. Qubein

Each nominee has consented to being named in this proxy statement and has agreed to serve if elected. If a nominee is unable to stand for election, the board may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote your shares for the substitute nominee.

In accordance with Michigan law, directors will be elected at the meeting by a plurality of votes cast from among those persons duly nominated, with separate balloting for each of the nine positions. The nominees who receive the highest through the ninth highest number of votes will be elected, regardless of any votes that are not cast for the election of those nominees, including abstentions, broker non-votes, and withholding of authority. Under our corporate governance guidelines, however, any director who does not receive a majority of the votes cast must tender his or her resignation at the board meeting that immediately follows the shareholders' meeting. The board must act on the offer of resignation at or before its next meeting, which is currently planned for late-November, and publicly disclose its decision. Any vacancy created by such a resignation could then be filled by the board of directors pursuant to our bylaws. For more information, please see "Corporate Governance Matters — Majority-Voting Standard for Director Elections."

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE NINE NOMINEES.

Director Qualifications

The board, acting through its nominating and governance committee, seeks directors who collectively possess the experience, skills, backgrounds, and qualifications necessary to effectively oversee our company in our current and evolving business circumstances. The committee seeks directors with established records of significant accomplishments in business and areas relevant to our strategies. In determining the slate of nominees and whether to seek one or more new candidates, the committee reviews the board's size and our current directors' qualifications. All of our current directors and nominees bring to our board a wealth of executive leadership experience derived from their service as executives and entrepreneurs, as well as valuable board experience. The following chart summarizes the director nominees' key qualifications, experience, and skills.

La-Z-Boy Board of Directors Nominees:

	Kurt Darrow	Sarah Gallagher	Edwin Holman	Janet Kerr	Michael Lawton	George Levy	Alan McCollough	Lauren Peters	Nido Qubein
Leadership experience	✓	✓	✓	✓	✓	✓	✓	✓	✓
Public Company Board Experience	✓	✓	✓	✓	✓		✓		✓
Finance	✓		✓	✓	✓		✓	✓	✓
Technology	✓	✓	✓	✓	✓	✓	✓	✓	
Global Perspective	✓	✓	✓	✓	✓		✓	✓	✓
Sourcing/Manufacturing	✓	✓			✓		✓		
Consumer Marketing	✓	✓	✓	✓	✓		✓	✓	✓
Retail	✓	✓	✓	✓	✓		✓	✓	✓

We provide information below about each person nominated for election at the meeting. Unless otherwise indicated, the principal occupation of each nominee has been the same for at least five years.

Kurt L. Darrow **Age 62** Director since 2003



Executive Roles:
- Our president and chief executive officer since 2003
- Our chairman since 2011
- Formerly president of La-Z-Boy, our largest division

Public Boards:
- CMS Energy Corp., an integrated energy company

Other Leadership Roles:
- Member of the board and the executive committee of Business Leaders for Michigan, a non-profit executive leadership organization
- Member of the ProMedica Board of Trustees and Chairman of the ProMedica Monroe Regional Hospital Board of Trustees
- Former chairman of the American Home Furnishings Alliance (an industry association) and continues to serve as director emeritus on its board
- Former Trustee of Adrian College (Adrian, Michigan)

Mr. Darrow's proven leadership skills and extensive knowledge of the company and the furniture industry, developed over his many years at La-Z-Boy, qualify him to serve on our board.

       

Leadership Experience | Public Company Board Experience | Finance | Technology | Global Perspective | Sourcing/Manufacturing | Consumer Marketing | Retail

---

Sarah M. Gallagher **Age 65** Director since 2016



Compensation Committee member / Nominating and Governance Committee member

Executive Roles:
- Former executive chairperson of Rebecca Taylor (women's apparel), a division of Kellwood Company, August 2014 – August 2015
- Former president of Ralph Lauren North America e-Commerce (2007 – 2013)
- Former president Ralph Lauren Media LLC (2001 – 2006)
- Senior vice president roles at Banana Republic Direct and Gap Direct (divisions of Gap, Inc., an international retailer of clothing, accessories and personal care products) (1997 – 2001)
- Senior executive positions at various retailers including Avon Products, Inc. (beauty products), Victoria's Secret Catalogue, Lord & Taylor (retail department store chain)

Public Boards:
- Abercrombie & Fitch Co., specialty retailer of casual apparel, since 2014

Other Leadership Roles:
- Executive Advisor of FitforCommerce (retail consultants) since April 2016

Ms. Gallagher's extensive retail experience with consumer-focused and fashion-orientated brands and over 15 years' involvement in e-commerce retailing to consumers qualify her to serve on our board.

      

Leadership Experience | Public Company Board Experience | Technology | Global Perspective | Sourcing/Manufacturing | Consumer Marketing | Retail

Edwin J. Holman	Age 70	Director since 2010



Chair of Compensation Committee / Audit Committee member / Financial expert

Executive Roles:

- Interim chief executive officer of The Pantry, Inc. (October 2011 until March 2012)
- Formerly chairman of RGIS International (2010–2013), a portfolio company of the Blackstone Group
- Formerly chairman and chief executive officer of Macy's Central, a division of Macy's Inc. (an operator of department stores)
- Formerly president and CEO Galyans Trading Company, a publicly traded sporting goods chain
- Formerly senior executive positions at a variety of retailers, including Bloomingdale's, the Rich's/Lazarus/Goldsmiths divisions of Federated Department Stores, Inc., Petrie Retail, Inc., Woodward & Lothrop, The Carter Hawley Hale Stores, and The Neiman Marcus Group

Public Boards:

- Formerly Christopher and Banks Corporation (women's apparel) 2015 to 2016
- Formerly The Pantry, Inc. (convenience chain store), and its chairman from 2009 to 2014
- Formerly Office Max, an office supply retailer
- Formerly Circle International, a provider of international transportation and logistics

Other Leadership Roles:

- National Association of Corporate Directors (NACD) Governance Fellow (2011) and named a "Top 100 Director" by NACD in 2011

Mr. Holman's 40 years of executive and operational experience in department stores and specialty retailing, combined with his experience on public company boards, qualify him to serve on our board.

      

Leadership Experience	Public Company Board Experience	Finance	Technology	Global Perspective	Sourcing/ Manufacturing	Retail

Janet E. Kerr   **Age 62**   Director since 2009



Compensation Committee member / Nominating and Governance Committee member

Executive Roles:

- Vice Chancellor, Pepperdine University since 2016
- Of counsel to Navé & Cortel (law firm) since 2015
- Strategic adviser to Bloomberg BNA (2014 – 2015)
- Professor (1983 – 2013) and Professor Emeritus (since 2013) of the Pepperdine University School of Law
- Former chief strategy officer of Exemplify, Inc., a technology knowledge management company, until its acquisition by Bloomberg BNA in 2014
- Founder and former Executive Director of the Palmer Center for Entrepreneurship and the Law at Pepperdine Law School
- Professor Kerr was awarded the Laure Sudreau-Rippe Endowed Chair at Pepperdine University School of Law in 2011
- A nationally recognized author, lecturer and consultant in the area of securities law compliance, banking law, corporate governance, and general corporate law
- Co-Founder (with HRL Laboratories, LLC) of X-Laboratories

Public Boards:

- Fidelity National Financial, Inc., service provider to real estate and mortgage industries (listed on NYSE)
- AppFolio, Inc., provider of cloud-based business management software (listed on NASDAQ)
- Tilly's, Inc., a NYSE listed retailer of apparel and accessories
- Formerly TCW Strategic Income Fund, Inc., a NYSE-listed closed-end registered investment company
- Formerly CKE (Carl Karcher Enterprises), previously a publicly traded NYSE- listed company

Other leadership roles:

- Advisor on corporate issues and entrepreneurial strategies to the People's Republic of China, France, and Thailand
- Representative of the U.S. Department of Commerce as a speaker at international events

Ms. Kerr's service on public and private company boards and her skills and experience in the practice of law and corporate governance qualify her for service on our board.

						
Leadership Experience	Public Company Board Experience	Finance	Technology	Global Perspective	Consumer Marketing	Retail

Michael T. Lawton   **Age 58**   Director since 2013



Chair of Audit Committee / Compensation Committee member / Financial expert

Executive Roles

- Retired chief financial officer of Domino's Pizza, Inc. (2010 – 2015)
- Previous roles at Domino's Pizza, Inc.:
  - Executive vice president, supply chain services from October 2014 until June 2015
  - Interim chief information officer from October 2011 until March 2012
  - Executive vice president of international from October 2004 until March 2011
  - Senior vice president finance and administration of international
- Various financial and general management positions with Gerber Products Company

Public Boards:

- Universal Corporation, a leading global supplier of leaf tobacco (listed on NYSE)

Mr. Lawton's experience as a senior executive of a public company and well-known consumer brand, along with his experience on a public company board, qualify him to serve on our board.

							
Leadership Experience	Public Company Board Experience	Finance	Technology	Global Perspective	Sourcing/ Manufacturing	Consumer Marketing	Retail



Dr. H. George Levy   **Age 67**   Director since 1997

Compensation Committee member / Nominating and Governance Committee member

Executive Roles:

- Maintains a practice specializing in otorhinolaryngology
- Formerly chairman and chief executive officer of USI, Inc., a private firm engaged in consulting on e-commerce, Web design, and systems integration
- Formerly Chief Executive Officer and founder of Enduenet, Inc., a firm providing electronic medical records for physicians and hospitals

Dr. Levy's entrepreneurial experience, coupled with his board experience, qualifies him for service on our board.

 

Leadership   Technology
Experience

W. Alan McCollough   **Age 67**   Director since 2007



Our Lead Director / Audit Committee member / Financial expert

Executive Roles:

- Former chairman and chief executive officer of Circuit City Stores, Inc., (retailer of consumer electronics, home office products, entertainment software, and related services) from 2000 to 2006

Public Boards:

- VF Corporation (branded apparel)
- The Goodyear Tire & Rubber Company
- Formerly Circuit City Stores, Inc.

Mr. McCollough's experience leading a large publicly traded consumer products company and his service on multiple public company boards, qualify him to serve on our board.

       

Leadership Public Company Finance Technology Global Sourcing/ Consumer Retail
Experience Board Experience   Perspective Manufacturing Marketing

Lauren B. Peters	**Age 55**	Director since 2016



Audit Committee member/Nominating and Governance Committee member/Financial expert

Executive Roles:

- Executive vice president and chief financial officer of Foot Locker, Inc. since 2011
- Senior vice president of strategic planning of Foot Locker, Inc. (2002 – 2011)
- Various senior financial management positions at Foot Locker, Inc. and Robinsons-May, a division of May Department Stores
- Formerly audit manager with Arthur Andersen & Company

Ms. Peters's extensive financial and strategic planning experience with consumer focused and global retailers qualifies her to serve on our board.

     

Leadership Experience | Finance | Technology | Global Perspective | Consumer Marketing | Retail

Dr. Nido R. Qubein	**Age 68**	Director since 2006



Chair of Nominating and Governance Committee / Compensation Committee member

Executive Roles:

- President of High Point University
- Executive Chairman (beginning 2016) of the board of bakery franchisor Great Harvest Bread Company (previously Chairman)

Public Boards:

- BB&T Corporation (banking and financial services)

Other leadership roles:

- Author of a dozen books on leadership, sales, communication, and marketing
- Serves as advisor to businesses and organizations throughout the world on how to brand and position their enterprises successfully

Dr. Qubein's experience as a business advisor, entrepreneur, director of public companies and leader at multiple companies qualifies him to serve on our board.

      

Leadership Experience | Public Company Board Experience | Finance | Technology | Global Perspective | Consumer Marketing | Retail

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EACH OF THE ABOVE NOMINEES.

COMPENSATION DISCUSSION AND ANALYSIS

In this section we summarize the compensation programs for our named executive officers (the individuals named in the "Summary Compensation Table" that follows this Compensation Discussion and Analysis). One named executive officer, Mark S. Bacon, Sr., Senior Vice President and President of the La-Z-Boy Branded Business, resigned from the company, immediately following the end of our fiscal year and his compensation is included where appropriate. We discuss our compensation objectives and describe each pay element, the role it plays in the overall compensation program, and whether it pertains only to the named executive officers or to a broader group of employees. You should review this section with the pay disclosure tables that begin with the Summary Compensation Table on page 39.

Executive Summary

2017 Operating Performance

Our goal is to continue to deliver value to our shareholders with improved sales and earnings over the long term through the execution of our strategic initiatives. We believe our integrated retail platform, industry-leading brand, and innovative product will drive long-term profitable sales growth that, when combined with our efficient operating platform, will continue to deliver results and returns to our shareholders. During fiscal 2017, we generated $1.5 billion in sales, with the weaker demand throughout the home furnishings sector and the extra week in fiscal 2016 contributing to a 0.3% decline in our net sales versus the prior year. Our efficient operating platform allowed us to grow operating margin to 8.6% in fiscal 2017 from 8.0% in fiscal 2016, and increase earnings per diluted share attributable to La-Z-Boy Incorporated to $1.73 in fiscal 2017, an 11.6% increase over the prior year earnings per diluted share of $1.55.

Fiscal 2017 Compensation Actions

We continue to monitor all of our compensation program elements and practices to determine how they compare with current market practices and align with our overall compensation philosophy. Our compensation committee worked with Korn Ferry Hay Group, the committee's independent executive compensation consultant, to evaluate our programs during fiscal 2017, and we made no significant changes to existing programs during the year.

At our annual meeting of shareholders in August 2011, we began providing our shareholders with the opportunity to cast an annual advisory vote on our executive compensation (a "say-on-pay proposal"). Approximately 98% of the votes cast by our shareholders in 2016 were to approve the compensation we paid to our named executive officers. In determining executive compensation for fiscal 2017, the Committee took into account the results of our history of the advisory votes, which reflected shareholder approval of our compensation philosophy, and considered many other factors. We believe our executive compensation programs continue to provide a competitive pay-for-performance package that helps us attract, retain, and motivate our executives.

The Compensation Committee took the following actions during the year:

- Reviewed and approved increases to base salaries for the named executive officers (see pg. 31)
- Reviewed and approved fiscal 2017 Management Incentive Program (MIP) performance levels (sales growth and margin improvement) and payouts based on fiscal 2016 performance, which qualified executives for payment above target levels (see pg. 32)
- Approved fiscal 2017 long-term incentive awards composed of stock options (50%) and performance-based shares (50%), and payouts and contingently earned awards for prior performance-based equity grants (see pg. 33)
- Approved the fiscal 2017 Performance Compensation Retirement Plan performance goals and contribution percentages and fiscal 2016 company contribution (see pg. 36)

Summary of Executive Compensation Practices

What We Do

- Pay for performance – Our compensation program for named executive officers emphasizes variable pay over fixed pay. A majority of their target compensation is at risk and linked to our financial or market results
- Executive stock ownership guidelines – Our expectations for ownership align executives' interests with those of our shareholders
- Use relative total shareholder return (TSR) in long-term performance awards
- Require company contributions to the executive compensation retirement plan to be determined by company performance
- Mitigate undue risk – we have caps on potential incentive payments and a clawback policy on performance-based compensation
- Use double-trigger change-in-control agreements
- Include only independent directors on the compensation committee
- Engage an independent compensation consulting firm to assist the compensation committee and board with executive program design and compensation reviews
- Provide severance and change-in-control arrangements that are aligned with market practices
- Prohibit hedging and short sales by executive officers and directors

What We Don't Do

- ✗ Do not provide employment agreements
- ✗ Do not gross up excise taxes upon change in control
- ✗ Do not reprice options without shareholder approval
- ✗ Do not pay dividends on unearned performance shares or units
- ✗ Do not have single trigger vesting of equity-based awards upon change-in-control

Executive Compensation Approach

Our executive pay programs are designed to reflect the following objectives:

- **Reward for total shareholder return**. We align our executives' interests with our shareholders' by basing a portion of our executives' long-term incentive opportunity on the total return our stock produces for our shareholders compared with returns of other companies.
- **Require significant stock ownership**. We require our named executive officers to own our stock over a sustained period to ensure they have the perspective of long-term shareholders.
- **Pay for performance**. We provide the majority of our named executive officers' potential compensation in annual and long-term incentive awards that are earned, or increase in value, based on company and stock performance.
- **Design for program effectiveness**. We have clearly defined programs that provide meaningful award opportunities aligned to the achievement of our business strategy.
- **Provide market competitive opportunities**. We design our compensation packages, including base salaries and incentive opportunities, to be market competitive based on data from U.S. manufacturers, retailers, and manufacturers with a retail focus.
- **Manage costs**. In designing our executive pay programs, we take into account the cost of various possible elements (share usage, cash flow, and accounting and tax impacts).

Our compensation philosophy is to provide a base salary targeted to the median of the competitive market, with the opportunity to earn a significantly higher level of compensation under incentive programs that link executive pay to company performance factors. All named executive officers participate in the same compensation programs and are subject to the same pay policies. The majority of each executive's target compensation is at risk with the amount realized, if any, based on company performance. The pay level and at-risk portion increases as an executive assumes greater levels of responsibility with greater impact on the company. Accordingly, our chief executive officer's pay level and at-risk pay portion are higher than those of other officers due to his greater level of responsibility.

Compensation Committee's Role

Each year, the compensation committee reviews and approves the overall design of our executive pay program and all pay elements for the named executive officers. Three senior executives (chief executive officer, chief financial officer, and chief human resources officer) provide input on program design (including goals and weighting) and information on the company's and the furniture industry's performance. Management is responsible for implementing the executive pay program that the committee approves.

The compensation committee has sole authority to retain and terminate consultants used to assist in the evaluation of executive compensation. The committee has retained Korn Ferry Hay Group as its independent executive compensation consultant to advise the committee on matters related to executive compensation. Under the committee's direction, Korn Ferry Hay Group interacts with members of the senior executive team to provide insight into company and industry practices and ensure that executives are informed with regard to emerging best practices and market trends. With the committee's approval, management engaged Korn Ferry Hay Group in fiscal 2016 to develop a compensation structure for our broad base of employees. This work continued through fiscal 2017.

The committee reviews Korn Ferry Hay Group's report on the consulting firm's independence on an annual basis. The report includes the following factors: (1) other services the consultant provided to us; (2) the fees we paid as a percentage of the consultant's total revenue; (3) the consultant's policies and procedures designed to prevent a conflict of interest; (4) any business or personal relationship of the consultant with a member of the committee; (5) any company stock owned by the consultant; and (6) any business or personal relationships between our executive officers and the consultant. The committee discussed the report and concluded that the consultant's work did not present any conflict of interest. In reaching that conclusion, the committee considered all factors specified in the NYSE's rules related to compensation advisor independence.

Pay-Setting Process Methodology

We assign executives to pay grades based on their duties and responsibilities. For each position, we establish a salary range and the target annual and long-term incentive award opportunities based on market median pay levels. In setting individual pay levels, we consider market pay data, company performance, and the executive's competencies, skills, experience, and performance, as well as our business needs, cost, and internal pay equity.

In setting the named executive officers' pay levels (salary, annual and long-term incentive awards), the committee annually reviews pay data for the chief executive officer and other named executive officers of peer group companies. The peer group is composed of publicly-traded U.S. companies that generate annual revenues between 50% and 200% of our annual revenue and are either our direct competitors or manufacturing companies with a retail focus. In setting fiscal 2017 pay levels, the committee considered the following 16 peer companies:

Aaron's, Inc.
Acuity Brands, Inc.
Callaway Golf Company
Ethan Allen Interiors, Inc.
Haverty Furniture Companies, Inc.
Herman Miller, Inc.
Interface, Inc.
Knoll, Inc.
Libbey Inc.
MDC Holdings, Inc.
Pier 1 Imports, Inc.
RH
Select Comfort Corporation
Tempur Sealy International
The Toro Company
Wolverine Worldwide

The committee evaluates each peer company annually to ensure that its inclusion remains appropriate. To maximize year-over-year comparability, the committee prefers that the peer group remain consistent from year to year. The committee worked with Korn Ferry Hay Group to review and revise the peer group of companies for fiscal 2018 and removed The Toro Company, which is in an industry that is dissimilar from our other current peers, and added Overstock.com, Inc. based on our growing focus on e-commerce. The peer group for fiscal 2018 is composed of publicly-traded U.S. companies that generate annual revenues between 40% and 250% of our annual revenue and are either our direct competitors or manufacturing companies with a retail focus. The peer group includes e-commerce retailers and retailers without a focus on manufacturing that compete with us on a product and talent basis.

In addition, we review target total direct compensation for comparable jobs generally in retail and general industry companies based on compensation surveys conducted annually by Korn Ferry Hay Group. We use both peer group comparator data and market survey data to benchmark pay. We believe this dual benchmarking provides a more rigorous process to validate pay decisions. Based on our fiscal 2017 compensation, the target total direct compensation of our named executive officers as a group

was 112% of the median total direct compensation for comparable general industry companies and 97% of the median total direct compensation for retail companies.

Periodically, we also review market practices for executive retirement benefits, deferred compensation plans, and severance and change-in-control agreements.

To aid in its oversight of our executive compensation program, the committee requested that Korn Ferry Hay Group conduct a total compensation review for each of the named executive officer positions. The analysis included base salary, short-term incentives, and long-term incentives and compared the compensation of the named executive officers with median levels for general industry, retail industry, and the company's peer group. The committee believes its use of data supplied by the independent consultant along with a review of current and historical compensation for the named executive officers provides the committee with a more complete picture of the named executive officers' compensation. In addition, the committee annually reviews estimated amounts to be paid to the named executive officers under various employment termination situations, including severance and a change in control of the company.

Our process for setting compensation for our named executive officers includes a formal, individual performance evaluation each year for each executive. The independent members of our board of directors assess our chief executive officer's performance each year. This assessment includes an evaluation of critical areas, including customer relations, human capital, shareholder value, operating results, and strategic goals. Every third year, the committee's independent compensation consultant coordinates the committee's evaluation of the CEO's performance focusing on the same criteria. The consultant compiles the evaluations provided by each board member and prepares a detailed report for the board. The chief executive officer assesses the individual performance of the other named executive officers each year based on their overall performance throughout the year, accomplishment of specific goals, and their future potential within the organization. This assessment is used in determining base salary as noted below.

Executive Compensation Program Elements

To best achieve our objectives for the executive pay program, we provide a compensation package composed of the following primary elements:

Compensation Elements

Component	Description	Performance-Based?
Base salary (pg. 31)	Fixed compensation for services rendered	No[1]
Management Incentive Program (MIP) (pg. 32)	Short-term incentive plan that pays cash bonuses to participants based on performance against pre-established goals for net sales and operating margin	Yes
Long-Term Incentives (pg. 33)	Annual awards of stock options/stock appreciation rights and performance shares/units. Stock options and stock appreciation rights attain value only if our stock price increases following the date of grant. Performance shares and units are earned based on performance against pre-established goals for net sales and operating margin, and total shareholder return relative to the S&P Small-Cap 600 Index	Yes
Retirement Benefits (pg. 36)	A qualified 401(k) plan and non-qualified executive deferred compensation plan. Amounts contributed to 401(k) and deferred compensation plans are determined by an executive's election. Matching contributions to 401(k) plans in excess of IRC limitations may be credited to the executive deferred compensation plan	No[2]
Performance Compensation Retirement Plan (pg. 36)	A non-qualified retirement account to which contributions (percentage of the sum of base salary plus bonus earned) are made by the company depending on performance relative to pre-established operating income goals	Yes

(1)   We consider performance in making any adjustments to base salaries

(2)   Executives may only contribute or elect to defer amounts earned and paid during the year (*i.e.* actual base salaries and bonuses paid)

The mechanics of these pay elements and our pay decisions are detailed below. In addition, we have change-in-control agreements with our named executive officers, and they participate in a severance plan. Additional information regarding the change-in-control agreements and executive severance plan can be found on page 37. We believe these elements assist us in attracting and retaining quality executive talent and ensure continuity of our leadership.



Total Direct Compensation Mix – Pay-for-Performance

In line with our pay-for-performance philosophy, the majority of each executive's total target direct compensation is performance-based and therefore "at risk." Target total direct compensation is composed of base salary, target bonus, and target value of long-term equity incentives. The chart below shows the percentage of each element in the target direct compensation for our CEO and the average for our other Named Executive Officers.

Target Pay Mix of CEO and Other Named Executive Officers (as a % of Total Direct Compensation)

CEO

22%
Base Salary
27%
Performance Shares
27%
Stock Options
24%
Target MIP
78% At Risk

Other Named Executive Officers (average)

36%
Base Salary
20%
Performance Shares
20%
Stock Options
24%
Target MIP
64% At Risk

Base Salary

We set base salaries for our named executive officers based on their scope of responsibility, competencies, experience, leadership, and performance. We consider market competitiveness, specific job responsibilities, internal pay relationships, and total cost. Consistent with our practices for all management employees, named executive officers are eligible for annual merit salary increases based on individual performance, comparison with market levels, and the total salary budget.

Salary Changes in Fiscal 2017

In May 2016, the committee reviewed the salary levels for each of the then named executive officers. As part of the salary review process, the committee reviewed and considered the performance of each named executive officer, relevant market data provided by Korn Ferry Hay Group, the comparison of compensation among various levels of management, and the company's overall performance. The committee approved salary increases for the named executive officers, rounded to the nearest thousand dollars.

Salary Changes for Fiscal 2018

In June 2017, the committee reviewed salary levels for each of our named executive officers. In determining the appropriate salary changes, the committee considered a combination of performance, scope of responsibility based upon recent corporate re-alignment, and market data provided by Korn Ferry Hay Group. Salaries were rounded to the nearest thousand dollars.

The named executive officers' fiscal 2017 and 2018 salaries are presented in the following table.

Executive	Fiscal 2017 Salary $(1)	Fiscal 2018 Salary $(1)	% Change
Kurt L. Darrow	965,000	995,000	3.11%
Louis M. Riccio Jr.	462,000	475,000	2.81%
Mark S. Bacon, Sr. (2)	535,000	-------	n/a
J. Douglas Collier	450,000	475,000	5.56%
Darrell D. Edwards	425,000	475,000	11.76%

(1) Salary increases become effective on July 1, two months after the start of the fiscal year. As a result, the amounts shown here are higher than those shown in the 2017 Summary Compensation Table on page 39 below.

(2) As noted earlier, Mr. Bacon's employment with the company ended as of April 30, 2017.

Incentive Compensation

We designed the La-Z-Boy Incorporated 2010 Omnibus Incentive Plan to reward executives for achievement of both short-term and long-term corporate performance goals and enhance our ability to retain employees. The committee believes that designing the incentive compensation program with multiple objectives and performance periods promotes behavior consistent with creating shareholder value and reduces any incentive to pursue risky or unsustainable results.

Short Term Incentive Awards (Management Incentive Program)

Our annual cash bonus program, which we refer to as the Management Incentive Program, or MIP, is a short-term incentive award plan that we designed to motivate and reward executives for achieving annual goals. Target awards, specified as a percentage of base salary, vary by pay grade. The named executive officers have the opportunity to earn awards between 50% of their target awards if we meet minimum performance requirements to a maximum of 200% of their target incentive opportunity, based on performance. For the named executive officers, we base the financial goals on the company's overall consolidated financial performance.

Fiscal 2017 financial measures were:

Fiscal 2017 Financial Measures



40%
Net Sales

60%
Operating Margin (operating income as a percentage of net sales)

The committee approved these financial measures because they drive shareholder value and reflect our emphasis on profitability (operating margin) and sales growth. For these purposes, we calculated operating margin without taking into account the impact of restructuring, goodwill and other intangible impairments. After defining required performance, the committee has discretion, in extraordinary circumstances, to modify incentive awards for the named executive officers, either up or down, to ensure a linkage between incentive plan payouts and the quality of performance. The committee did not exercise such discretion in awarding MIP payments for fiscal 2017.

The committee set the target financial performance goals to be challenging but achievable. For fiscal years 2013 through 2017 our payouts under the MIP for overall company financial performance averaged approximately 96% of target.

Analysis — 2017 MIP Payouts Were Above Threshold But Below Target, Reflecting Our Financial Performance

Our 2017 company financial performance results, on a combined basis, exceeded the established threshold levels, but reflected sales results that were below our target expectations. In line with our compensation philosophy and in accordance with standards we set at the outset of the year, MIP payments to our named executive officers for 2017 were above threshold but below target levels.

Fiscal 2017 MIP Goals and Results

Performance Level	Net Sales (in Billions)	Operating Margin
Maximum	$1.724	9.03%
Target	$1.600	8.58%
Threshold	$1.496	8.06%
Actual	$1.520	8.62%
Individual Metric Payout	62%	107%
Individual Metric Weight	40%	60%
Overall Payout (% of Target)		89%

Our named executive officers' fiscal 2017 target, achieved performance level, and actual MIP awards, expressed as a percentage of base salary, were as follows:

	Fiscal 2017 Target Incentive (% of base salary)	Achieved Performance Level (% of target performance)	Actual Fiscal 2017 Incentive Payout (% of base salary)
Kurt L. Darrow	110%	89%	97.90%
Louis M. Riccio Jr.	75%	89%	66.75%
Mark S. Bacon, Sr.	75%	89%	66.75%
J. Douglas Collier	60%	89%	53.40%
Darrell D. Edwards	60%	89%	53.40%

Fiscal 2018 MIP Awards

The committee approved the following target incentives percentage of base salary for fiscal 2018: Mr. Darrow, 115%; Messrs. Riccio, Collier and Edwards 75%. The committee established operating margin (50% weight) and net sales (50% weight) as the financial measures for fiscal 2018. The committee approved these financial measures because they drive shareholder value and reflect our emphasis on profitability (operating margin) and increased sales growth.

Long-term Equity Incentive Awards

The long-term incentive award provisions of our 2010 Omnibus Incentive Plan provide for equity-based compensation (restricted stock, restricted stock units, stock options, or other forms of equity-based compensation) that we designed to align executive pay with long-term shareholder returns, motivate our executive officers to focus on long-term business objectives, and encourage long-term strategic thinking. The value our executives receive from these awards varies based on the company's performance and the future price appreciation of our common stock.

We establish award levels for each eligible pay grade after considering market median practices and total cost (share usage, accounting, and tax impacts). The committee approves annual equity-based awards that we grant in the first quarter of the new fiscal year. Our chief executive officer has discretion during the year to approve additional limited grants of restricted stock or units to employees other than the named executive officers.

Each year the committee determines the appropriate long-term incentive award types and mix based on our objectives for the grants, as well as market practices, share usage, accounting and tax impacts, and past practices. We review the accounting treatment of the relevant incentive award types, including stock options and performance-based stock awards. We generally design our stock options and performance-based stock awards to enable the company to deduct their cost for tax purposes, while executives who exercise options or receive performance-based shares are taxed at ordinary income rates. For more discussion of the tax treatment, see Deductibility of Executive Compensation on page 37.

Fiscal 2017 Grants

Early in fiscal 2017, pursuant to the La-Z-Boy Incorporated 2010 Omnibus Incentive Plan, we granted to our named executive officers two types of stock-based awards: stock options and performance-based shares, which we summarize below.

Stock Options (50% of total fiscal 2017 long-term incentive opportunity)

Stock options entitle executives to purchase stock at the exercise price (closing price on date of grant) for up to ten years. Options expire at the end of ten years if they have not been exercised by that time. Stock options deliver value to executives if the company's stock price rises, directly aligning executive compensation with the value created for shareholders as reflected in stock price appreciation from the date of grant. The stock options we granted in fiscal 2017 vest in equal installments over four years (25% per year) and have a ten-year term.

Once a stock option vests, an executive may purchase stock at the exercise price. The executive realizes value equal to the difference between the exercise price and the price at which our stock is trading on the New York Stock Exchange at the time of exercise.

Performance-Based Stock Awards (50% of total fiscal 2017 long-term incentive opportunity)

Performance-based stock gives our executives the opportunity to earn a defined number of shares of our common stock if we achieve pre-set performance goals. Through performance-based stock awards granted in fiscal 2017, executives will earn stock if the company achieves specified financial goals. The value of any earned shares depends on La-Z-Boy's future stock price. An executive's award opportunity ranges from 50% of the executive's target award if we meet minimum performance requirements to a maximum of 200% of the target award. Following the conclusion of the three-year performance period, we will pay out the shares that our executives have earned.

The number of shares our executives receive, if any, will depend on how the company performs against sales growth and operating margin targets in fiscal years 2017, 2018, and 2019, and against the total shareholder return goal over the three-year performance period. Targets for the awards are based 40% on the growth in sales, 40% on operating margin, and 20% on total shareholder return. Payouts for sales growth and operating margin results are weighted 50% on fiscal 2017 results, 30% on fiscal 2018 results, and 20% on fiscal 2019 results. Total shareholder

return is measured over the entire three-year performance period relative to the performance of the S&P Small-Cap 600 Index.

Metric (Total Weight)	Fiscal 2017 Weight (50%)	Fiscal 2018 Weight (30%)	Fiscal 2019 Weight (20%)
Sales Growth (40%)	20%	12%	8%
Operating Margin (40%)	20%	12%	8%
Total Shareholder Return (20%)			20%

Executives may earn shares based on each factor independent of our performance on the other factors. Each factor includes a minimum performance level that must be achieved before any shares are earned based on that factor. No shares are earned if the company performs below the threshold performance level of all three factors. Executives earn the target number of shares if the company performs at the designated target level of all three factors. The actual number of shares executives earn can be more or less than target level depending on the company's performance.

Earnings and Payouts for Prior Equity Grants

All of our named executive officers earned payouts on the performance-based equity grants we made in fiscal 2015 for the three-year performance period that ended with our fiscal 2017 year end. The following table shows the three fiscal years and how the company performed against the sales growth, operating margin, and TSR goals. For these

purposes, we calculated operating margins without the impact of restructuring, goodwill, and other intangible impairments. Following the end of the three-year performance period, we paid out earned shares, the number and value of which are shown in the Option Exercises and Stock Vested table on page 44.

Performance Period Fiscal 2015-2017

	Goals			Results			Percent of Goal Earned		
	Sales (in Billions)	Operating Margin	TSR Over 3 Years	Sales (in Billions)	Operating Margin	TSR Over 3 Years	Sales	Operating Margin	TSR Over 3 Years
FY15	$1.452	8.01%	50th Percentile	$1.425	7.21%	39.86th Percentile	80.15%	58%	
FY16	$1.549	9.18%		$1.525	8.06%		83.61%	0%	80%
FY17	$1.648	10.48%		$1.520	8.62%		0%	0%	

The performance-based equity grants we made in fiscal 2016 and fiscal 2017 provide executives with the opportunity to earn a portion of the awards based on sales and operating margin targets established for each of the

three years covered by the grant and against the total shareholder return goal over the three-year performance period. Goals and results are shown in the following tables.

Performance Period Fiscal 2016-2018

	Goals		Results		Percent of Goal Earned	
	Sales (in Billions)	Operating Margin	Sales (in Billions)	Operating Margin	Sales	Operating Margin
FY16	$1.525	7.74%	$1.525	8.06%	100.18%	130%
FY17	$1.571	8.27%	$1.520	8.62%	66%	133%

Performance Period Fiscal 2017-2019

	Goals		Results		Percent of Goal Earned	
	Sales (in Billions)	Operating Margin	Sales (in Billions)	Operating Margin	Sales	Operating Margin
FY17	$1.600	8.58%	$1.520	8.62%	62%	107%

These awards for the grants made in fiscal 2016 and fiscal 2017 have been earned contingent on the executive's remaining with the company through the end of the three-year performance period, when they will be paid. For information on the treatment of these awards at retirement, see Payments Made Upon Disability or Retirement on page 46.

Messrs. Darrow, Bacon and Collier exercised stock options during fiscal 2017 and Messrs. Collier and Edwards exercised stock appreciation rights. The pre-tax amount realized from these exercises is shown in the fiscal 2017 Option Exercises and Stock Vested table (on page 44).

Fiscal 2018 Grants

The awards we made to our named executive officers in the past five fiscal years have included a mix of stock options or stock appreciation rights and performance-based shares or units. The committee determined that equity grants we made on June 19, 2017 (for fiscal 2018) would be composed of stock options and performance-based shares of equal value. We intend this mix to provide a balanced focus on stock-price appreciation and multi-year goal achievement.

The financial measures and related weightings for the performance-based shares will be sales growth (40%), operating margin (40%), and total shareholder return (20%) relative to the performance of the S&P Small-Cap 600 Index. The size of each equity award will be based on a percentage of the recipient's base salary, and the percentage will vary by grade. In fiscal 2018, the committee granted our named executive officers stock options totaling 298,097 shares and performance-based equity awards covering 78,324 shares (at target).

Other Executive Compensation Program Elements

Executive Management Stock Ownership Guidelines

The committee annually monitors compliance by our executive management with stock ownership guidelines. We establish a minimum fixed number of shares of company stock that we expect each executive to own based on a multiple of the executive's annual base salary at the time we set the guideline. Executives are expected to achieve compliance with the initial guideline within five years. We reset the stock ownership requirement every three years and did so in June 2016 based on each executive's salary and a representative share price at the end of fiscal year 2016. The committee will reassess the share requirement again in 2019, and, subject to variation in our stock price, executives can expect their requirements to increase as their compensation increases. Current stock ownership guideline values and approximate share requirements for the named executive officers are as follows:

	Guideline Value (Multiple of Salary)	Share Requirement
CEO	5x	179,000
Other named executive officers	3x	45,000 – 59,000

In determining compliance with the guidelines, we include shares owned directly, shares held in a family trust or qualified retirement program, and performance-based shares contingently earned in completed performance periods but not yet paid out. As of April 29, 2017, Messrs. Darrow, Riccio, Bacon and Collier were in compliance with their guidelines. Mr. Edwards became an executive officer during fiscal 2015 and has until May 1, 2020, to meet his required ownership level.

Retirement Benefits

We provide retirement benefit plans as an incentive for employees to remain with the company long-term and to assist with retirement planning. Our named executive officers are eligible to participate in the same retirement benefit programs that we offer to salaried employees at the corporate level, but employees who are eligible for the MIP, including our named executive officers, are not eligible to participate in the supplemental match that, beginning with fiscal 2013, we have contributed to 401(k) accounts based on our operating income.

Our named executive officers are eligible to participate in our 401(k) plan to which the company may contribute. Company matching contributions to our 401(k) plan vary by operating unit and range from 0% to a maximum of 50% of the first 4% contributed by the employee.

Performance Compensation Retirement Plan

All of our executive officers and executive management employees participate in the La-Z-Boy Incorporated Performance Compensation Retirement Plan, as do certain other key management employees designated from time to time by our compensation committee. Pursuant to the plan, the compensation committee establishes company performance criteria and minimum threshold performance levels shortly after a fiscal year begins. If the company performs at or above the threshold level for the year, we issue credits to each plan participant's account, and those credits later convert to cash when a vested participant receives a distribution following separation from service. The credits represent a percentage of the base salary and bonus a participant earned during the fiscal year, and the percentages come from a sliding scale that produces a larger contribution for better performance. Contribution credits created in prior years increase each year based on an interest rate that corresponds to yields on 20-year AA corporate bonds. We will delete any contribution credits that we later determine resulted from financial errors or omissions.

At its June 2016 meeting, the compensation committee set total operating income as the sole performance criterion for fiscal 2017. Named executive officers received contribution credits based on operating income performance relative to threshold and target performance levels and individual percentage factors as follows:

Performance Level	Contribution Percentage Factor*
Target and Above	CEO: 35% Other named executive officers: 25%
Threshold	CEO: 17.5% Other named executive officers: 12.5%
Below Threshold	All named executive officers: 0%

* The Contribution percentage increases proportionately for performance between threshold and target levels.

Actual operating income performance (without taking into account the impact of restructuring, goodwill and other intangible impairments) exceeded the threshold performance level but was below the target performance level. As a result, Mr. Darrow and the other named executive officers received contributions of 28.4% and 20.29%, respectively, of the sum of their base salary and bonus earned for fiscal 2017.

Fiscal 2017 Performance Compensation Retirement Plan Goals, Results, and Contribution Percentage

Performance Level	Operating Income
Target	$137,351,000
Threshold	$120,566,460
Actual	$131,022,171
CEO Contribution	28.40%
Other Named Executive Officers Contribution	20.29%

At its June 2017 meeting, the compensation committee again set total operating income as the sole performance criterion for fiscal 2018, and the above table showing the relationship between the performance level and contribution percentage will again apply.

Executive Deferred Compensation Plan

Our 2005 Executive Deferred Compensation Plan allows executives to defer pay they have earned. Participants may elect to defer up to 100% of their salaries and annual cash incentive awards made under the MIP. In addition, the company may contribute to this plan any company 401(k) match that cannot be credited to executives' accounts due to the Internal Revenue Code compensation limitations that apply to the tax-qualified retirement plans. Such limits may apply because the executive's contributions and the company's matching contributions were limited by either the annual contribution limit — $18,000 for 2017 — or the annual compensation limit — $270,000 for 2017. Named executive officers' salary and bonus deferrals are detailed in the Fiscal 2017 Non-Qualified Deferred Compensation table on page 45. Executives may not defer into this plan any 401(k) plan contributions they made that were returned to them following discrimination testing for highly compensated personnel.

Named Executive Officer Change-in-Control Agreements

We have change-in-control agreements with our named executive officers to ensure continuity of our leadership in the event the company's ownership changes. The agreements define a change in control as any event that must be reported in Item 6(e) of Schedule 14A of Regulation 14A issued under the Securities Exchange Act of 1934 that qualifies as a change of control event pursuant to Internal Revenue Code Section 409A. This generally occurs when a person, entity or group acquires ownership of 30% of a company's stock, increases its holding to more than 50% of the value or voting power of a company's stock, or acquires 40% or more of a company's assets, or if a majority of a company's board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the directors who were serving before the date of the appointment or election.

Our agreements provide that a named executive officer will receive severance in cash if we have a change in control and in the succeeding two years (or three years for our CEO), the executive's employment terminates under certain conditions. In that event, we would pay an executive other than our CEO two times the executive's base salary at the time of termination plus two times the average of the annual bonuses the executive received over the previous three years. We would pay our CEO three times his base salary and three times his average bonus. The executive is responsible for any excise tax, and the company does not pay any gross-up. We utilize a "best-net" approach where we reduce payments to the safe harbor limit to avoid excise tax only if doing so results in a greater after-tax benefit to the executive. During the period that we pay severance, we also continue to provide medical, dental, and life insurance benefits. Similar to this severance arrangement, our executives receive accelerated vesting in outstanding stock options or stock appreciation rights issued under the La-Z-Boy Incorporated 2010 Omnibus Incentive Plan following a change in control only if their employment is terminated. Additional information regarding the change-in-control agreements and estimated termination payments to executives is presented on page 45.

Named Executive Officer Severance Plan

The severance plan for the named executive officers is designed to assist the company in attracting and retaining

quality executive talent while providing the company some protection against competition and solicitation by former executives.

The severance plan requires the company to pay a named executive officer severance if the company discharges the executive other than "for cause" or if the executive leaves the company with "good reason." Following a qualifying termination of employment, the company would pay the CEO severance for 24 months and pay the other named executive officers severance for 12 months at the level of their base salary when their employment ended. Discharge "for cause" includes employee acts of fraud, reckless misconduct, substandard performance that is not corrected, and similar acts or failures to act. Resignation for "good reason" includes a resignation triggered by a reduction in the executive's pay unless similarly situated employees are similarly affected or a requirement that the executive relocate. Executives will receive medical and dental benefits during the time they receive severance. If a named executive officer's employment terminates following a change of control of the company, the executive receives benefits under the severance plan only to the extent they exceed benefits the executive receives pursuant to the executive's change-in-control agreement with the company. Information regarding the change-in-control agreements and estimated termination payments to executives is presented on page 45.

We established the severance periods of 24 and 12 months based on the market and peer company analysis. To receive severance, executives must comply with non-competition and non-solicitation covenants for the duration of the severance term. Executives are entitled to receive and retain only that portion of the severance pay that is in excess of compensation they receive from other employment during the severance period.

Other Considerations

Deductibility of Executive Compensation

We monitor our executive pay programs with respect to current federal tax law to maximize the deductibility of the compensation we pay to named executive officers. Section 162(m) of the Internal Revenue Code generally precludes public companies from taking a tax deduction for compensation over $1 million paid to a named executive officer unless the compensation is performance-based. We

intend that the performance-based stock awards, stock option/stock appreciation rights grants, and the short-term cash incentives we make under the La-Z-Boy Incorporated 2010 Omnibus Incentive Plan qualify as performance-based compensation exempt from the tax deduction limit. Restricted stock awards generally do not qualify as performance-based compensation.

Recoupment of Incentive Payments

In accordance with our policy, we will require a management employee to reimburse us for annual or long-term incentive payments we made to the employee, and we will eliminate any contribution credits we made for the employee under the Performance Compensation

Retirement Plan, to the extent our board of directors determines that the employee engaged in misconduct that resulted in a material inaccuracy in our financial statements or the performance metrics we used to make incentive payments or awards, and the employee received a higher payment as a result of the inaccuracies. If we determine that any contribution credits we made to the La-Z-Boy Incorporated Performance Compensation Retirement Plan were based on erroneous financial statements or other financial errors or misstatements, we will adjust all participant accounts to reflect contribution credits calculated based on complete and accurate financial information.

COMPENSATION COMMITTEE REPORT

The compensation committee reviewed and discussed with management the Compensation Discussion and Analysis. Based on this review and discussion, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's Annual Report on Form 10-K and this proxy statement.

Edwin J. Holman, Chairman
Sarah M. Gallagher
Janet E. Kerr
Michael T. Lawton
H. George Levy, MD
Dr. Nido R. Qubein

EXECUTIVE COMPENSATION

The Summary Compensation Table and other tables present pay for our named executive officers received for fiscal 2017.

Named Executive Officers as of April 29, 2017

- Kurt L. Darrow (age 62), Chairman, President, and Chief Executive Officer
- Louis M. Riccio Jr. (age 54), Senior Vice President and Chief Financial Officer
- Mark S. Bacon, Sr. (age 54), Senior Vice President and President, La-Z-Boy Branded Business
- J. Douglas Collier (age 50), Senior Vice President, Chief Commercial Officer, and President, International
- Darrell D. Edwards (age 53), Senior Vice President and Chief Supply Chain Officer

Summary Compensation Table

The Summary Compensation Table presents fiscal year 2015, 2016, and 2017 "total compensation" (see footnotes for the included pay elements) for the named executive officers.

- Actual value realized in fiscal 2017 for previously granted long-term incentives is presented in the Option Exercises and Stock Vested table on page 44.
- Target annual and long-term incentive opportunities for fiscal 2017 are presented in the Grants of Plan-Based Awards table on page 41.

2017 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Kurt L. Darrow	2017	960,315	1,206,248	1,206,250	940,148	635,707	4,948,668
Chairman, President &	2016	932,482	1,171,237	1,171,250	1,100,329	806,284	5,181,582
Chief Executive Officer	2015	904,983	1,137,501	1,137,503	606,338	422,301	4,208,626
Louis M. Riccio Jr.	2017	459,825	288,749	288,751	306,933	174,942	1,519,200
Senior Vice President &	2016	446,825	280,619	280,622	395,440	227,279	1,630,785
Chief Financial Officer	2015	434,158	272,501	272,505	218,165	119,844	1,317,173
Mark S. Bacon, Sr. (5)	2017	531,656	334,387	334,374	354,881	201,954	1,757,252
Senior Vice President &	2016	512,490	321,881	321,873	453,554	261,278	1,871,076
President, La-Z-Boy Branded Business	2015	496,657	312,507	312,497	249,570	136,530	1,507,761
J. Douglas Collier	2017	444,325	224,995	224,998	237,270	155,338	1,286,926
Senior Vice President, Chief	2016	409,992	207,995	207,996	290,274	188,142	1,304,399
Commercial Officer & President, International	2015	379,993	190,009	190,002	152,757	90,545	1,003,306
Darrell D. Edwards	2017	420,325	212,494	212,502	224,454	181,778	1,251,553
Senior Vice President &	2016	393,326	198,494	198,500	278,475	212,318	1,281,113
Chief Supply Chain Officer	2015	374,993	187,504	187,504	150,747	138,747	1,039,495

(1) Reflects the value at target of the performance-based awards granted during fiscal 2015, 2016 and 2017. We valued the performance-based share awards using the closing price of La-Z-Boy common stock on the date of grant. The committee determined that the grants to NEOs each year would be composed of stock options (50%) and performance-based shares (50%) to align with best practices of U.S. companies utilizing both of these long-term incentive vehicles as part of their executive compensation strategy. Maximum value of performance-based shares is shown below:

Name	2017	2016	2015
Kurt L. Darrow	$2,412,496	$2,342,475	$2,275,002
Louis M. Riccio Jr.	$ 577,498	$ 561,237	$ 545,002
Mark S. Bacon, Sr.	$ 668,775	$ 643,763	$ 625,014
J. Douglas Collier	$ 449,991	$ 415,990	$ 380,018
Darrell D. Edwards	$ 424,988	$ 396,987	$ 375,008

(2) Reflects the total grant date fair value of the stock option awards granted during the fiscal year. For additional information regarding the assumptions we used in valuing the awards, refer to the Stock-Based Compensation notes to the Consolidated Financial Statements found in Item 8 of Part II of our Forms 10-K (Note 14 for fiscal 2015, Note 15 for fiscal 2016, and Note 14 for fiscal 2017).

(3) Consists of cash awards for the achievement of performance results for the respective year made under our management incentive program. Payments are made in the first quarter following completion of the fiscal year.

(4) All Other Compensation for fiscal 2017 consists of the following:

- Company contributions to the 401(k) Plan and contributions or credits to the Executive Deferred Compensation and Performance Compensation Retirement Plans of the following amounts: Mr. Darrow $580,898, Mr. Riccio $172,680, Mr. Bacon $199,583, Mr. Collier $153,265, and Mr. Edwards $144,727.
- Reimbursement for education costs, including tuition and travel expense, of $35,254 for Mr. Edwards.
- Our incremental cost of $45,709 for Mr. Darrow's personal use of company aircraft, which is calculated by multiplying the aircraft's hourly variable operating cost by a trip's flight time. Variable operating costs consist of fuel, landing and parking fees, variable maintenance, variable pilot expenses for travel, and any special catering costs and other miscellaneous variable costs. On certain occasions, his spouse and other family members accompanied Mr. Darrow on a flight. No additional incremental operating cost is incurred in such situations under the foregoing methodology. We did not pay Mr. Darrow any amounts in connection with taxes on income imputed to him for personal use of our aircraft.
- Company paid life insurance premiums, physicals and tax reimbursements related to company contributions to the deferred compensation plans (made in the prior year).

(5) Mr. Bacon's employment with the company ended as of April 30, 2017.

Grants of Plan-Based Awards

The following table provides details of all incentive plan-based awards granted to the named executive officers during fiscal 2017. Specifically, the table presents the following fiscal 2017 incentive awards:

- Annual management incentive award (MIP) potential award range (see "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns). The actual awards are shown in the Summary Compensation Table (see page 39).
- Performance-based shares
- Stock options

Fiscal 2017 Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payout Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock & Option Awards (3)($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Kurt L. Darrow											
2017 Annual Incentive (MIP)		211,269	1,056,346	2,112,692							
Performance-Based Shares	6/20/2016				1,856	46,412	92,824				1,206,248
Non-Qualified Stock Options	6/20/2016								150,970	25.99	1,206,250
Louis M. Riccio Jr.											
2017 Annual Incentive (MIP)		68,974	344,868	689,736							
Performance-Based Shares	6/20/2016				444	11,110	22,220				288,749
Non-Qualified Stock Options	6/20/2016								36,139	25.99	288,751
Mark S. Bacon, Sr.											
2017 Annual Incentive (MIP)		79,748	398,742	797,484							
Performance-Based Shares	6/20/2016				515	12,866	25,732				334,387
Non-Qualified Stock Options	6/20/2016								41,849	25.99	334,374
J. Douglas Collier											
2017 Annual Incentive (MIP)		53,319	266,595	533,190							
Performance-Based Shares	6/20/2016				346	8,657	17,314				224,995
Non-Qualified Stock Options	6/20/2016								28,160	25.99	224,998
Darrell D. Edwards											
2017 Annual Incentive (MIP)		50,439	252,195	504,390							
Performance-Based Shares	6/20/2016				327	8,176	16,352				212,494
Non-Qualified Stock Options	6/20/2016								26,596	25.99	212,502

(1) Actual awards could have been up to 200% of target for the MIP based on performance results.

(2) The "Threshold" estimated future payout shown reflects meeting the threshold for just the sales growth or operating margin goal in the third year of the performance cycle.

(3) The value of performance-based shares equals the target number of shares at the closing price of La-Z-Boy stock on the grant date ($25.99). The value of non-qualified stock options is the fair value ($7.99 per share) and will be expensed over the vesting period.

Outstanding Equity Awards at 2017 Fiscal Year-End

The following table presents all outstanding stock options/ stock appreciation rights and unvested stock awards (performance-based stock) held by the named executive officers at the end of the fiscal year. Market values for the unvested stock awards are presented based on the closing price of the company's stock on April 28, 2017, of $27.90.

Name	Grant Year	Option/SAR Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options/SARs Exercisable (#)	Number of Securities Underlying Unexercised Options/SARs Unexercisable (#)(1)	Option/ SAR Exercise Price ($)	Option/ SAR Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
Kurt L. Darrow									
Performance-Based Shares						46,368	1,293,667	43,645	1,217,696
Stock Options	2017	—	150,970	25.99	6/20/2026				
	2016	30,218	90,654	26.69	6/15/2025				
	2015	54,426	54,426	23.63	6/16/2024				
	2014	70,935	23,645	19.06	6/17/2023				
	2013	123,829	—	11.97	7/11/2022				
Louis M. Riccio Jr.									
Performance-Based Shares						11,106	309,857	10,451	291,583
Stock Options	2017	—	36,139	25.99	6/20/2026				
	2016	7,240	21,720	26.69	6/15/2025				
	2015	13,038	13,039	23.63	6/16/2024				
	2014	17,127	5,712	19.06	6/17/2023				
	2013	22,504	—	11.97	7/11/2022				
Mark S. Bacon, Sr.(4)									
Performance-Based Shares						12,780	356,562	12,062	336,530
Stock Options	2017	—	41,849	25.99	6/20/2026				
	2016	8,304	24,913	26.69	6/15/2025				
	2015	14,952	14,952	23.63	6/16/2024				
	2014	—	6,450	19.06	6/17/2023				
J. Douglas Collier									
Performance-Based Shares						8,374	233,635	8,000	223,200
Stock Options	2017	—	28,160	25.99	6/20/2026				
	2016	5,366	16,099	26.69	6/15/2025				
	2015	—	9,092	23.63	6/16/2024				
Stock Appreciation Rights	2014	—	3,338	19.06	6/17/2023				
Darrell D. Edwards									
Performance-Based Shares						7,963	222,168	7,583	211,566
Stock Options	2017	—	26,596	25.99	6/20/2026				
	2016	5,121	15,364	26.69	6/15/2025				
	2015	8,970	8,973	23.63	6/16/2024				
	2012	14,820	—	9.35	7/13/2021				
	2011	3,893	—	7.75	7/14/2020				
Stock Appreciation Rights	2014	8,994	3,000	19.06	6/17/2023				
	2013	7,203	—	11.97	7/11/2022				

(1) Unvested options and stock appreciation rights will vest as follows:

Grant Year	Options/SARs Vesting Schedule
2017	Unvested options vest 25% on June 20, 2017, 25% on June 20, 2018, 25% on June 20, 2019, and 25% on June 20, 2020.
2016	1/3 of the unvested options vest on June 15, 2017, 1/3 on June 15, 2018, and 1/3 on June 15, 2019.
2015	50% of the unvested options vest on June 16, 2017, and 50% on June 16, 2018.
2014	Unvested options/stock appreciation rights vest June 17, 2017.

(2) The earned but unvested performance-based shares will vest as follows:

	2017 Grant(a)	2016 Grant(b)	Total
Kurt L. Darrow	15,687	30,681	46,368
Louis M. Riccio Jr.	3,755	7,351	11,106
Mark S. Bacon, Sr.	4,348	8,432	12,780
J. Douglas Collier	2,926	5,448	8,374
Darrell D. Edwards	2,763	5,200	7,963

   (a) Earned and unvested shares are shown and vest on April 27, 2019.

   (b) Earned and unvested shares are shown and vest on April 28, 2018.

(3) Unearned performance-based shares are shown assuming target performance for fiscal year 2017 and target performance for fiscal year 2016 for each goal.

	Performance-Based Shares		
Name	Fiscal Year 2017 Grant at Target(a)	Fiscal Year 2016 Grant at Target(b)	Total
Kurt L. Darrow	27,847	15,798	43,645
Louis M. Riccio Jr.	6,666	3,785	10,451
Mark S. Bacon, Sr.	7,720	4,342	12,062
J. Douglas Collier	5,194	2,806	8,000
Darrell D. Edwards	4,906	2,677	7,583

   (a) Three-year performance period ends fiscal 2019 (April 2019).

   (b) Three-year performance period ends fiscal 2018 (April 2018).

(4) Mr. Bacon's unvested options and unvested performance shares cancelled upon his resignation on April 30, 2017.

Option Exercises and Stock Vested

The following table provides details for each of the named executive officers regarding stock options or stock appreciation rights exercised and stock awards vested during fiscal 2017.

Option Exercises and Stock Vested in Fiscal 2017

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Kurt L. Darrow	110,729	2,096,778	25,834	703,977
Louis M. Riccio Jr.	—	—	6,189	168,650
Mark S. Bacon, Sr.	41,459	507,965	7,097	193,393
J. Douglas Collier	52,107	645,812	4,316	117,611
Darrell D. Edwards	4,919	100,249	4,259	116,058

(1) Amounts reflect the difference between the exercise price of the stock option/stock appreciation right and the market price of La-Z-Boy Incorporated's stock at the time of exercise.

(2) The dollar value of the vested performance-based shares is based on the closing price of the company's stock on the vesting date, June 19, 2017.

Non-Qualified Deferred Compensation Plans

As described in the Compensation Discussion and Analysis above, our named executive officers are eligible to receive contribution credits under our Performance Compensation Retirement Plan, and eligible to participate in our Executive Deferred Compensation Plan. The following table provides details for the named executive officers regarding the performance compensation retirement plan. Contributions are made in the first quarter following the completion of the fiscal year.

Fiscal 2017 - Non-Qualified Deferred Compensation
Pursuant to Performance Compensation Retirement Plan

Name	Executive Contribution in FY 2017 ($)(1)	Registrant Contributions in FY 2017 ($)(2)	Aggregate Earnings in FY 2017 ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at FYE 2017 ($)(4)
Kurt L. Darrow	—	539,732	63,016	—	2,332,904
Louis M. Riccio Jr.	—	155,575	18,942	—	694,309
Mark S. Bacon, Sr. (5)	—	179,878	21,577	—	793,684
J. Douglas Collier	—	138,296	14,798	—	560,101
Darrell D. Edwards	—	130,826	14,173	—	534,801

(1) n/a – no executive contributions

(2) Mr. Darrow and the other named executive officers received company contributions equal to 28.40% and 20.29%, respectively, of the sum of their base salary and bonus earned for fiscal 2017. Contributions are made in the first quarter following the completion of the fiscal year. These contributions are included in the Summary Compensation Table as part of All Other Compensation.

(3) Aggregate earnings are based on an interest rate that corresponds to yields on 20-year AA corporate bonds.

(4) Accrued balances reflect total company contributions for fiscal 2017. Please refer to page 36 for a discussion of vesting and distribution criteria.

(5) Mr.Bacon's full balance was forfeited upon his resignation date of April 30, 2017.

The following table provides details of the named executive officers' non-qualified deferred compensation accounts as of April 29, 2017. Company contribution amounts reflect contributions to the 401(k) plan that could not be made under the qualified plan due to IRS rules. Aggregate balances include deferred salary and MIP awards earned in prior years but voluntarily deferred by the officers. Additional discussion of our non-qualified deferred compensation program is presented below the table.

Fiscal 2017 Non-Qualified Deferred Compensation
Pursuant to Executive Deferred Compensation Plan

Name	Executive Contribution in FY 2017 ($)(1)	Registrant Contributions in FY 2017 ($)(2)	Aggregate Earnings in FY 2017 ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at FYE 2017 ($)(4)
Kurt L. Darrow	—	35,726	313,884	—	2,801,278
Louis M. Riccio Jr.	158,176	12,696	117,624	—	944,697
Mark S. Bacon, Sr.	—	14,271	(86)	—	65,011
J. Douglas Collier	116,515	9,165	73,989	—	829,867
Darrell D. Edwards	307,368	8,489	128,968	—	1,352,323

(1) Elective deferrals of base salary and/or fiscal 2016 MIP awards paid in fiscal 2017. Amounts included in Base Salary and Non-Equity Incentive Plan Compensation in the Summary Compensation Table on page 39 are: for Mr. Riccio, Non-Equity Incentive Plan Compensation of $158,176; for Mr. Collier, Base Salary of $29,433 and Non-Equity Incentive Plan Compensation of $87,082; and for Mr. Edwards, Base Salary of $168,131 and Non-Equity Incentive Plan Compensation of $139,237.

(2) Company contributions to the Executive Deferred Compensation Plan to cover 401(k) contributions that could not be made under the qualified plans. Amounts are included in All Other Compensation in the Summary Compensation Table.

(3) Earnings were not reported in the Summary Compensation Table because they were not above-market or preferential.

(4) The portions of the aggregate balance representing executive and company contributions made for prior years for each of the then named executive officers were reported in the appropriate columns of our Summary Compensation Tables for the respective years. Amounts shown are fully vested.

All of the executives' deferrals and any company match amounts are added to a recordkeeping account. The account is credited with earnings or losses, depending upon actual performance of the investment options (mutual funds and similar vehicles) the participant has chosen. These are the same investment options available to all other plan participants.

Payment of a participant's account balance is deferred until the date the participant designated when making the deferral election. Permissible distribution election changes require that the distribution be pushed out at least five years beyond the previously-scheduled payment commencement date and to be effective, changes must be made at least one year before the termination of employment. The deferral amounts are paid either in one lump sum or in annual installments for up to 15 years. Upon a participant's death, any remaining balance in the participant's account is paid to the participant's designated beneficiary.

Estimated Payments Upon Termination or Change in Control

This section presents the estimated incremental payments that would be made to the named executive officers upon termination of their employment. Estimated payouts are provided for the following termination events:

- Amounts payable upon termination, regardless of manner.
- Amounts potentially payable upon disability, retirement or death.

- Amounts potentially payable upon a change in control and a subsequent termination of employment.
- Amounts potentially payable upon involuntary termination without cause or termination by the named executive officer with "good reason" under the terms of the severance plan.

Payments Made Upon Termination

When an executive's employment terminates, the executive is entitled to receive amounts the executive earned while employed. These amounts, which are not included in the table below, consist of:

- Accrued salary and unused vacation.
- Amounts contributed and vested under retirement and non-qualified deferred compensation plans.

An executive receives no other payments except when the termination is due to the executive's disability, retirement, or death, change in control of the company, or involuntary termination without cause or termination by the named executive officer with "good reason." Payments upon disability, retirement, or death are based on plan provisions that apply to all participants in the pertinent plans. Payments made to named executive officers upon a termination of employment due to the executive's disability, retirement, or death, or change in control of the company are described below. Payments made upon involuntary termination without cause or termination by the named executive officer with "good reason" are described in Named Executive Officer Severance Plan on page 37. We have change-in-control agreements only with executive officers. The Table of Estimated Payments details each type of payment.

Payments Made Upon Disability or Retirement

In the event of disability or retirement, the executive will receive the following incremental benefits:

- *Stock options/stock appreciation rights:* Accelerated vesting of unvested options or stock appreciation rights.
- *Performance-based shares:* The executive is eligible to receive a partial payout following the end of the three-year performance period based on the company's performance in any fiscal years that have been completed at the time the executive retires or becomes disabled.

- *MIP awards:* Payment of a MIP award following conclusion of the fiscal year, determined by applying the bonus percentage the executive would have been entitled to based on the company's performance to the executive's actual earnings during the year. The MIP awards earned and paid for fiscal 2017 performance, which are reported in the Summary Compensation Table on page 39, are not included in the table below.

Payments Made Upon Death

In the event of death, the executive's beneficiary will receive the following incremental benefits:

- *Stock options/stock appreciation rights:* Accelerated vesting of unvested options or stock appreciation rights.
- *Performance-based shares:* Unless the committee in its discretion determines otherwise, we will make a partial payout at the end of the performance period based on the company's performance in any fiscal years that had been completed at the time of the executive's death.
- *MIP awards:* Payment of a MIP award following conclusion of the fiscal year, determined by applying the bonus percentage the executive would have been entitled to based on the company's performance to the executive's actual earnings during the year. The MIP awards earned and paid for fiscal 2017 performance, which are reported in the Summary Compensation Table on page 39, are not included in the following table.

Additionally, the executive will receive benefits under disability or life insurance plans available generally to all salaried employees. These potential payments are not reflected in the table.

Change in Control

We have change-in-control agreements with our executive officers to ensure continued management in the event of an actual or threatened change in control of the company. The agreements provide that if a named executive officer's employment is terminated other than upon death, disability or for cause within two years (three years for the CEO) after a change in control, the executive will be entitled to the following:

- For executives other than our CEO, two times the executive's base salary at the time of termination plus two times the average of the annual bonuses the executive received over the previous three years. Our CEO would be entitled to three times his base salary and three times his average bonus.
- Continuation of medical and dental benefits and life insurance for three years for the CEO and two years for the other named executive officers.
- Reimbursement of certain legal fees and expenses incurred by the executive in enforcing the agreement.

The agreements automatically renew for an additional one-year period unless either the company or the executive gives the other at least 90 days' prior notice of non-extension. If a change in control occurs, the agreements automatically extend for 36 months.

The executive is responsible for any excise tax, and the company does not pay any gross-up. We utilize a "best-net" approach where we reduce payments to the safe harbor limit to avoid excise tax only if doing so results in a greater after-tax benefit to the executive.

Performance-based shares granted under the 2010 Omnibus Incentive Plan will be paid as if their terms were complete, based on the best financial information available about the company's performance as of the close of business on the day immediately before a change in control or "corporate transaction" (as defined in the plan). In determining the extent to which performance criteria have been satisfied, where the performance criteria are based on results that accumulate over the term of the award or over one year of the term, the performance requirement will be prorated in accordance with the portion of the term or year that was completed before the change in control or corporate transaction.

Executives receive accelerated vesting in outstanding stock options or stock appreciation rights issued under the La-Z-Boy Incorporated 2010 Omnibus Incentive Plan following a change in control only if their employment is terminated.

Table of Estimated Payments

In the following table, we estimate incremental payments (payable as the result of the specified termination event) that would have been payable to named executive officers in the event of change in control, disability, retirement, death, or involuntary termination under the terms of the severance plan. The value of equity awards is based on the closing price of $27.90 of the company's stock on April 28, 2017 (the last business day of the fiscal year). The amounts provided below are estimates of amounts that would have been payable. The actual amounts paid in future years, if any, will depend on the executive's pay, terms of separation, severance plan, and change-in-control agreement in place, and the company's stock price at the time of termination.

Fiscal 2017 Estimated Payments Upon Termination or Change in Control

Name and Benefit	Change in Control $(1)	Retirement $(2)(3)(4)	Disability $(2)(4)	Death $(2)(5)	Involuntary Termination Other than for Cause or Resignation with Good Reason Under Severance Plan $
Kurt L. Darrow					
Base Salary (3 times annual salary)	2,895,000				
Annual Incentive (3 times average actual MIP amount paid in prior 3 years)	2,607,213				
Stock Options (accelerated vesting)	108,478	839,465	839,465	839,465	
Performance-Based Shares (accelerated vesting)	2,299,992	1,293,667	1,293,667	1,293,667	
Broad-Based Benefits(6)	16,829				9,836
Severance Payment					1,930,000
Total Incremental Pay(7)	7,927,512	2,133,132	2,133,132	2,133,132	1,939,836
Louis M. Riccio Jr.					
Base Salary (2 times annual salary)	924,000				
Annual Incentive (2 times average actual MIP amount paid in prior 3 years)	626,652				
Stock Options (accelerated vesting)	25,986		201,477	201,477	
Performance-Based Shares (accelerated vesting)	550,830		309,857	309,857	
Broad-Based Benefits(6)	25,709				12,523
Severance Payment					462,000
Total Incremental Pay(7)	2,153,177		511,334	511,334	474,523
Mark S. Bacon, Sr.(9)					
Base Salary (2 times annual salary)	1,070,000				
Annual Incentive (2 times average actual MIP amount paid in prior 3 years)	714,400				
Stock Options (accelerated vesting)	29,959		230,939	230,939	
Performance-Based Shares (accelerated vesting)	634,558		356,562	356,562	
Broad-Based Benefits(6)	23,716				11,475
Severance Payment					535,000
Total Incremental Pay(7)	2,472,633		587,501	587,501	546,475

Name and Benefit	Change in Control $(1)	Retirement $(2)(3)(4)	Disability $(2)(4)	Death $(2)(5)	Involuntary Termination Other than for Cause or Resignation with Good Reason Under Severance Plan $
J. Douglas Collier					
Base Salary (2 times annual salary)	900,000				
Annual Incentive (2 times average actual MIP amount paid in prior 3 years)	424,388				
Stock Options/SARs (accelerated vesting)(8)	19,476		141,596	141,596	
Performance-Based Shares (accelerated vesting)	417,635		233,635	233,635	
Broad-Based Benefits(6)	19,584				9,472
Severance Payment					450,000
Total Incremental Pay(7)	1,781,083		375,231	375,231	459,472
Darrell D. Edwards					
Base Salary (2 times annual salary)	850,000				
Annual Incentive (2 times average actual MIP amount paid in prior 3 years)	419,896				
Stock Options/SARs (accelerated vesting)(8)	18,541		134,224	134,224	
Performance-Based Shares (accelerated vesting)	396,682		222,168	222,168	
Broad-Based Benefits(6)	21,647				10,521
Severance Payment					425,000
Total Incremental Pay(7)	1,706,766		356,392	356,392	435,521

(1)   Amounts shown for performance-based shares reflect their values as of April 28, 2017, as if the entire three-year performance period had been completed, computed based on the best financial performance information available at that time.

(2)   Reflects value as of April 28, 2017, of all outstanding unvested stock options/SARs

(3)   Messrs. Riccio, Bacon, Collier, and Edwards are not eligible for retirement, which requires that they be at least 55 years old and have at least 10 years of service with the company.

(4)   Amounts shown for performance-based shares reflect their values as of April 28, 2017, based on targets for fiscal year 2016 and 2017 and actual performance against those targets. Awards will be paid out on retirement only if the compensation committee determines that the payment would be deductible for federal income tax purposes. In its discretion, the compensation committee may reduce or eliminate payments that otherwise would be made under these awards upon disability or retirement.

(5)   Amounts shown for performance-based shares reflect their values as of April 28, 2017, based on targets for fiscal year 2016 and 2017 and actual performance against those targets. In its discretion, the compensation committee may eliminate payments that otherwise would be made under these awards upon death.

(6)   Change in Control: two years' (three years for CEO) continuation of medical, dental and life insurance coverage. Severance Plan: continuation of medical and dental insurance while the executive receives severance.

(7)   Total incremental pay represents amounts received by the officer before the officer's payment of applicable excise and income taxes.

(8)   Messrs. Collier and Edwards received SARs in grants made for fiscal year 2014.

(9)   Mr. Bacon's employment with the company ended as of April 30, 2017.

PROPOSAL NO. 2:

TO APPROVE THE LA-Z-BOY INCORPORATED 2017 OMNIBUS INCENTIVE PLAN

Overview

On June 20, 2017, our board of directors unanimously approved and adopted the La-Z-Boy Incorporated 2017 Omnibus Incentive Plan, subject to the approval of our shareholders. The new omnibus plan provides the board the ability to design compensatory awards that are responsive to La-Z-Boy's needs. It provides for a variety of awards designed to advance La-Z-Boy's interests and long-term success by encouraging share ownership among our officers and other key executives, employees, nonemployee directors, and consultants and other advisors and otherwise linking their compensation to share price performance or the achievement of specific corporate goals. These awards include equity and cash awards intended to qualify as "performance–based compensation" within the meaning of Section 162(m) of the Internal Revenue Code.

We have historically granted equity awards under various plans, including most recently our 2010 Omnibus Incentive Plan, amended and restated as of August 21, 2013 (the 2010 Plan). If our shareholders approve the new omnibus plan as proposed, then effective April 29, 2018, we will not make any additional awards under the existing plans. As of July 1, 2017, under the existing plans, stock options covering 2.0 million shares of our common stock were outstanding with a weighted average exercise price of $24.11 and a weighted average remaining term of 8.1 years, 0.3 million restricted share units were outstanding, and 0.8 million unearned performance-based shares (at maximum) were outstanding. Under the 2010 plan, there are 1.0 million shares available for grant as of July 1, 2017 and we will not award more than 150,000 shares of the shares remaining under the 2010 plan before the new plan becomes effective. The closing price of our common stock on June 30, 2017, was $32.50 per share.

To be approved, the new omnibus plan must receive a majority of the votes cast on the proposal, provided that a majority of shares entitled to vote actually vote "For" or "Against" the proposal. For this purpose, an abstention or broker non-vote will be considered as not voted. If it is approved by shareholders, the new omnibus plan will become effective April 29, 2018, and no further grants will be made under the 2010 Plan. If shareholders do not approve the new omnibus plan, it will not become effective, and the 2010 Plan, as it presently exists, will continue in effect. The results of the vote will not affect any awards under the existing plan that are outstanding at the time of the annual meeting.

Summary of the New Omnibus Plan

The following summary of the new omnibus plan is qualified in its entirety by reference to the complete text of the new omnibus plan included as Annex A to this proxy statement. You should read the complete text of the new omnibus plan for more details regarding its operation.

Purpose

We believe the new omnibus plan will enhance our long-term financial success and materially increase shareholder value by:

- maintaining our ability to attract and retain highly qualified executive and director talent by providing competitive compensation opportunities;
- continuing our ability to develop, maintain, and motivate our management team;
- continuing to align executive pay with shareholders' interests;
- motivating superior performance by means of long-term performance related incentives; and
- encouraging and providing executives and directors the opportunity to gain an ownership interest in La-Z-Boy to participate in our long-term growth and financial success.

Plan Term

Upon shareholder approval, the new omnibus plan will be effective April 29, 2018. No new awards may be granted under it after June 19, 2027. However, the term and exercise of awards granted before then may extend beyond that date. The board may terminate the new omnibus plan at any time with respect to all future awards.

Eligibility

The board or the compensation committee will select the officers, executives, and other employees of La-Z-Boy or its subsidiaries and the non-employee directors to receive awards under the new omnibus plan.

In addition, the board may select certain consultants and advisors providing services to La-Z-Boy or its subsidiaries to receive awards under the new omnibus plan. The board or the compensation committee will determine which eligible persons will receive awards and the award's size, terms, conditions and restrictions. We estimate that approximately 300 people will be eligible to participate in the new omnibus plan.

Administration

The new omnibus plan is to be administered by the board or a committee to which the board delegates the appropriate authority. The board may grant awards to eligible persons and, to the extent permitted by applicable law, may delegate to (1) a board committee of one or more directors any of the board's authority under the new omnibus plan or (2) one or more executive officers, or a committee of executive officers, the right to grant awards to employees who are not directors or executive officers of La-Z-Boy and the authority to take action on behalf of the board pursuant to the plan to cancel or suspend awards to employees who are not directors or executive officers of La-Z-Boy. The board is authorized to interpret the plan and related agreements and documents and to take various other related actions. Upon adoption of the new omnibus plan, the board delegated the powers and authority to administer the plan to the compensation committee.

Available Awards

The new omnibus plan provides for equity-based compensation in the form of (1) stock options, including incentive stock options ("ISOs"); (2) stock appreciation rights ("SARs"); (3) restricted stock and restricted stock units ("RSUs"); (4) unrestricted stock awards; (5) performance awards; and (6) related dividend equivalent rights. Each type of award is described below under "Types of Awards Authorized Under the New Omnibus Plan." Each award granted under the new omnibus plan will be evidenced by an award agreement containing such terms and provisions, consistent with the new omnibus plan, as the committee may approve.

Shares Available Under the New Omnibus Plan

Subject to adjustment as provided for in the new omnibus plan, the number of shares of common stock subject to grants under the plan will not exceed in the aggregate 5,850,000 shares. We expect these shares to meet our need for the next five years.

Until our next fiscal year when the new omnibus plan becomes effective, we plan to grant additional awards, which will not exceed 150,000 shares, under the old 2010 Plan. After April 29, 2018, the effective date of the new omnibus plan, no awards will be granted under the 2010 Plan.

Award Limitations

Subject to adjustments as provided for in the new omnibus plan:

- No participant may be granted stock options or SARs for more than 500,000 shares of common stock for each type of award during any calendar year.
- No participant may be granted stock awards other than an option or SAR for more than 500,000 shares of La-Z-Boy common stock for each type of award during any calendar year.
- The maximum dollar value that may be earned by any participant with respect to performance awards denominated in cash and intended to be "performance-based compensation" under Section 162(m) of the Internal Revenue Code for any 12-month performance period (as established by the board) is $3 million, and for a longer-term performance period, $4 million.
- No non-employee director may be granted cash and equity awards in excess of $400,000 annually.

Share Counting

An outright award confers on the recipient greater value per share than an option or SAR because it does not require payment of an exercise or base price. Under the new omnibus plan, each share of common stock covered by an option or SAR counts against the aggregate plan limit as one share and each share of stock covered by an award that is not an option or SAR counts against the limit as 1.54 shares. However, for each share that is forfeited, expires or is settled for cash (in whole or in part) under the plan, one share, or 1.54 shares, as applicable, will be added back to the aggregate limit. The following will not increase the number of shares available for grant under the plan:

- any shares tendered by a participant or withheld by us in full or partial payment of the exercise price of stock options or the full or partial satisfaction of a tax-withholding obligation on any award under the new omnibus plan or the 2010 Plan;
- shares we reacquire on the open market or otherwise using cash proceeds from the exercise of stock options granted either under the new omnibus plan or the 2010 Plan.

Section 162(m) of the Internal Revenue Code

The new omnibus plan is designed to allow us to grant awards that satisfy, to the extent feasible, the requirements for the performance-based compensation exclusion from the deduction limitations under Section 162(m) of the Internal Revenue Code. The new omnibus plan has been structured so that stock options, SARs, and performance awards can be granted that satisfy the requirements as performance-based compensation and be excluded from the deduction limitations under Section 162(m). Restricted stock and RSUs, however, cannot be excluded from the Section 162(m) limitations. We consider tax deductibility an important consideration in determining executive compensation, but there are other important considerations, as well, and as a result, we may sometimes grant awards to our named executive officers that are not deductible or are deductible only in part.

Repricing Prohibited

Except in connection with an adjustment involving a corporate transaction or similar event, the board may not authorize the amendment of any outstanding stock option or SAR to reduce the exercise or base price, and no outstanding stock option or SAR may be cancelled in exchange for other awards, or cancelled in exchange for stock options or SARs having a lower exercise or base price, or cancelled in exchange for cash, without the approval of our shareholders.

Types of Awards

Stock Options. The committee may grant stock options that entitle the recipient to purchase shares of La-Z-Boy common stock at a price not less than fair market value on the date of grant. The maximum term for stock options is 10 years except ISOs granted to anyone who owns, as of the date of grant, stock with more than 10% of the total combined voting power of all classes of our stock must have a term of not more than five years and an exercise price not less than 110% of the fair market value of the common stock on the grant date. We may grant stock options as ISOs, nonqualified stock options, or combinations of the two. The exercise price for each grant of stock options will be specified in the award agreement, which will also provide whether the price is payable: (1) in cash or by cash equivalents; (2) by the transfer to us of La-Z-Boy common stock the option recipient already owned; (3) with the compensation committee's consent, by delivering other consideration having a fair market value on the exercise date equal to the total purchase price; (4) pursuant to a net exercise arrangement where, when the participant exercises options, we deduct from the shares we are going to issue to the recipient shares having a fair market value equal to the total purchase price; (5) by delivering (on a form acceptable to the committee) an irrevocable direction to a licensed securities broker acceptable to us to sell shares and deliver all or part of the sales proceeds to us to pay the option price and any withholding taxes; (6) by any other methods specified in the award agreement; or (7) by a combination of these payment methods.

SARs. An SAR is a right to receive from La-Z-Boy an amount equal to a specified number of shares of La-Z-Boy common stock multiplied by the difference between the fair market value of one share on the date of exercise and the grant price of the SAR. The grant price may not be less than the market value per share at the date of grant. Any grant may specify in the committee's sole discretion that the amount payable when the SAR is exercised may be paid in cash, in shares of La-Z-Boy common stock or other property, or in any combination thereof. No SAR may be exercisable more than 10 years from the date of grant.

Restricted Stock and RSUs. If the committee grants restricted stock, ownership of a specified number of restricted shares of La-Z-Boy common stock is transferred immediately to the recipient in consideration of the recipient's performing services. The participant is immediately entitled to vote the shares, receive dividends (subject to the same restrictions and risks as the underlying shares), and other ownership rights, but at least a portion of the restricted stock must be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Internal Revenue Code for a period determined by the committee at the grant date or for the failure to achieve specified performance measures. An RSU represents the recipient's right to receive, when the RSU vests, a specified number of shares of La-Z-Boy common stock multiplied by the value of one share as of the vesting date. In the committee's discretion, RSUs may be settled in cash, shares of La-Z-Boy common stock or any combination thereof. RSUs may entitle the participant to receive credits for dividend equivalents, but unlike restricted stock, they do not convey voting or other shareholder rights.

If restricted stock or RSUs vest upon the passage of time rather than the achievement of performance measures, the period of time for vesting must be at least three years from the date of grant (with the possibility of ratable vesting during the three-year period). If the restricted stock or RSUs vest upon the achievement of performance measures, the restrictions may not terminate sooner than one year after the date of grant. In each case, awards are subject to accelerated vesting in the committee's discretion in the event of a change of control (as defined in the plan) or the death or disability of the participant.

Unrestricted Stock Awards. The committee may, subject to limitations under applicable law, grant to any participant other stock awards, entitling the participant to receive shares of La-Z-Boy common stock free of any restrictions. The committee will determine the terms and conditions of these awards. The company may not grant more than 5% of the shares reserved for issuance under the new omnibus plan as unrestricted stock awards.

Dividend Equivalent Rights. The committee may award dividend equivalent rights entitling the recipient to receive credits based on cash distributions that would have been paid on the shares of stock specified in the award agreement if the shares had been issued to and held by the recipient. Dividend equivalents credited to a participant may be deemed to be reinvested in additional shares of stock, which may thereafter accrue additional equivalents. Any such reinvestment will be at the fair market value on the date of reinvestment. In the committee's sole discretion, dividend equivalent rights may be settled in cash or stock or a combination thereof, and in a single installment or multiple installments. Any dividends or dividend equivalents provided with respect to performance awards, or restricted stock, RSUs, or other share-based awards subject to the attainment of performance measures, will be subject to the same restrictions and risk of forfeiture as the underlying awards.

Performance Awards. The committee may grant performance awards in the form of performance shares or performance units, as the committee determines in its sole discretion. Performance shares entitle the recipient to units valued based on a designated number of shares of La-Z-Boy common stock. Performance units entitle the recipient to units valued based on a designated amount of cash or property other than shares of La-Z-Boy common stock. Each performance award will specify one or more performance measures that must be satisfied within a specified period, which must be at least one year, for the performance awards to be earned.

To the extent they are earned, the performance awards will be paid to the participant in the manner and at the time determined by the committee. Any grant may specify in the committee's discretion that the amount payable may be paid in cash, shares of La-Z-Boy common stock or other property, or any combination thereof. Performance awards may be paid in a lump sum or in installments following the close of the performance period or, in accordance with procedures established by the committee, on a deferred basis subject to the requirements of Section 409A of the Internal Revenue Code.

Performance Measures

The committee will establish measurable performance objectives for participants who receive performance awards under the new omnibus plan. Performance measures may be based on either company-wide objectives or objectives that relate to the performance of the subsidiary or division, business segment, or business unit within La-Z-Boy or a subsidiary in which the participant is employed. Performance measures applicable to any award or portion of an award intended to be a qualified performance-based award to a participant who is, or is determined by the committee to be likely to become, a "covered employee" within the meaning of Section 162(m) of the Internal Revenue Code will be based on the attainment of specified levels of one or any combination of the following:

(a)   net earnings or net income;

(b)   operating earnings;

(c)   pretax earnings;

(d)   earnings per share;

(e)   share price, including growth measures and total stockholder return;

(f)   earnings before interest and taxes;

(g)   earnings before interest, taxes, depreciation and/or amortization;

(h)   sales or revenue growth, whether in general, by type of product or service, or by type of customer;

(i)   gross or operating margins;

(j)   return measures, including return on assets, capital, investment, equity, sales or revenue;

(k)   cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment;

(l)   productivity ratios;

(m)   expense targets;

(n)   market share;

(o)   financial ratios as provided in credit agreements of La-Z-Boy and its subsidiaries;

(p)   working capital targets;

(q)   completion of acquisitions of businesses or companies;

(r)   completion of divestitures and asset sales; and

(s)   any combination of any of the foregoing business criteria.

Amendment and Termination of the New Omnibus Plan

The committee may, at any time and from time to time, amend, suspend, or terminate the plan as to any shares of stock for which awards have not been made, except that we must submit for shareholder approval any plan amendment where shareholder approval is required by applicable law or stock exchange listing requirements, or that would otherwise materially: (i) increase the benefits accrued to participants under the plan, (ii) increase the numbers of securities that may be issued under the plan (other than an increase pursuant to the adjustment provisions in the plan), or (iii) modify the requirements for participation in the plan.

The committee may not, without a participant's consent, amend the plan to impair in any material respect the participant's rights under any award that the participant has already been granted.

Vesting and Exercise of an Award

The award agreement governing an award will specify the period during which the right to exercise the award in whole or in part vests, including the events or conditions on which the vesting will occur or may accelerate. All awards, except unrestricted stock awards, will be subject to at least one year vesting. No portion of an award that is not vested when a participant's service with us terminates will vest, unless the award agreement provides otherwise or the committee determines otherwise.

Generally, a stock option or SAR may be exercised only while the recipient remains an employee of La-Z-Boy or its subsidiaries or a nonemployee director of La-Z-Boy or, in the case of a stock option, for 90 days following the participant's termination of service (unless the option expires earlier). In the event of retirement, vesting for non-qualified stock options and SARs will accelerate and remain exercisable for three years, unless the option expires earlier. An award may be exercised for any vested portion of the shares subject to such award until the award expires or as otherwise determined by the committee.

When a participant's employment terminates because of death or disability, if the participant held restricted stock or RSUs with a restriction on transfer that has not lapsed, or other share-based awards that have not been fully earned, or shares of La-Z-Boy stock subject to any other transfer restriction imposed under the plan, the committee may, in its sole discretion and as permitted by law, take such action as it deems equitable in the circumstances or in La-Z-Boy's best interests, including accelerating vesting and waiving or modifying any performance or other period, any performance measure, or any other requirement, condition, restriction or limitation applicable to any such award.

Adjustments

The committee may, in its sole discretion exercised in good faith, adjust the number and kind of shares covered by outstanding awards under the new omnibus plan and, in the case of stock options and SARs, the applicable exercise or base prices, to equitably prevent dilution or enlargement of the rights of participants in the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution, share split, reverse share split, spin-off or similar transaction or other change in corporate structure affecting the shares of common stock or its value. In such an event or other change in control, the committee, in its discretion, may provide in substitution for any or all outstanding awards under the plan such alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and may require the surrender of all awards so replaced in a manner that complies with Section 409A of the Internal Revenue Code. In addition, for each stock option or SAR with an exercise price or base price greater than the consideration offered in connection with any such transaction or event or change in control, the committee may in its sole discretion elect to cancel the stock option or SAR without any payment to the holder. The committee will also make or provide for such adjustments in the number of shares available under the plan, including the individual participant limits, as the committee may determine appropriate to reflect any transaction or event described above, except that any such adjustment will be made only to the extent that it would not cause any stock option

intended to qualify as an ISO to fail to so qualify. Additionally, we may eliminate fractional shares or settle fractional shares in cash.

Limited Transferability

No award and no shares of La-Z-Boy common stock that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, may be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution. During a participant's life, an award may be exercised only by the participant or the participant's guardian or legal representative. A participant may assign or transfer an award to: (1) the participant's spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings; (2) a trust for the benefit of one or more of the participant or the persons referred to in clause (1); or (3) a partnership, limited liability company or corporation in which the participant or the persons referred to in clause (1) are the only partners, members or shareholders, so long as, in each case, the permitted assignees are bound by and subject to all of the terms and conditions of the new omnibus plan and the award agreement relating to the transferred award and they execute an agreement satisfactory to us evidencing those obligations.

Withholding Taxes

If we are required to withhold federal, state, local or foreign taxes in connection with any payment made to or benefit realized by a participant or other person under the new omnibus plan, and the amounts available to us for withholding are insufficient, receipt of the payment or benefit will be conditioned on the participant's or other person's making arrangements satisfactory to us to pay the balance of the taxes we are required to withhold, which arrangements (in the committee's discretion) may include relinquishing a portion of the benefit. In certain circumstances, to settle tax withholding obligations, we may withhold from a participant's wages amounts that are otherwise due to the participant or shares of stock that are deliverable to the participant. To satisfy tax withholding obligations, participants may elect to have shares of common stock withheld or may deliver other shares of common stock, but the value of any shares withheld will not exceed the minimum amount of taxes required to be withheld.

Compliance with Section 409A of the Internal Revenue Code

We intend that the new omnibus plan and any grants made under it comply with or be exempt from applicable provisions of Section 409A of the Internal Revenue Code, so that the income inclusion provisions of Section 409A(a)(1) do not apply to the participants. The new omnibus plan and any grants made under it are to be administered in a manner consistent with this intent.

Termination

No grant under the new omnibus plan may be made after June 19, 2027, but all grants made on or before June 19, 2027 will continue in effect after that date unless they terminate under their terms or the terms of the plan.

Federal Income Tax Consequences

The following is a brief summary of some of the federal income tax consequences of some types of transactions under the new omnibus plan based on federal income tax laws currently in effect. This summary is not intended to be complete and does not describe any gift, estate, social security or state or local tax consequences. It is not intended as tax guidance to participants in the plan.

Nonqualified Stock Options. A recipient of nonqualified stock options will not realize any taxable income when the option are granted. When the recipient exercises the options, the recipient generally will realize ordinary income equal to the amount by which the shares' fair market value on that date exceeds the exercise price. When a recipient subsequently sells shares of common stock purchased with the option, the recipient will recognize short-term or long-term capital gain or loss depending on his or her holding period of the shares. Officers and directors subject to Section 16(b) of the Securities Exchange Act of 1934 may be subject to special tax rules and income tax consequences concerning their options. We will not receive a deduction when we grant options unless they have a readily ascertainable fair market value (as determined under applicable tax law) at the time we grant them. When a recipient exercises options, we will generally be allowed, subject to the limitations under Sections 162(m) and 280G of the Internal Revenue Code (as described below), a deduction equal to the amount recognized by the recipient as ordinary income.

ISOs. In general, a recipient will not realize taxable income, and we will not realize an income tax deduction, either when we grant ISOs or when the recipient exercises them. For purposes of the alternative minimum tax, however, the amount by which the fair market value of shares a recipient acquired from exercising an ISO (determined at that time) exceeds the ISO's exercise price generally will be considered income. If the recipient was continuously employed from the date of grant at least until three months prior to exercising the ISO and the recipient does not sell the shares received from exercising the ISO within either (1) two years after the ISO's grant date, or (2) one year after exercising the ISO, the recipient's subsequent sale of the shares will result in long-term capital gain or loss to the recipient but will not result in a tax deduction to us.

If the recipient is not continuously employed from the date of grant until at least three months prior to exercising an ISO, or the recipient disposes of shares the recipient acquired from exercising of an ISO within either of the time periods described in the immediately preceding paragraph, the recipient will generally realize as ordinary income the lesser of (1) the amount by which the fair market value of the shares on the date the recipient exercises the ISOs exceeds the exercise price, or (2) the amount by which what the recipient realized in disposing of the shares exceeds the exercise price. In such event, subject to the limitations under Sections 162(m) and 280G of the Internal Revenue Code (as described below), we generally will be entitled to an income tax deduction equal to the amount the recipient recognized as ordinary income. Any gain the recipient realizes in excess of the amount the recipient realized as ordinary income would be taxed at the rates applicable to short-term or long-term capital gains, depending on how long the recipient held the shares.

SARs. Participants will not recognize income when SARs are granted. When a participant exercises a SAR, the participant normally realizes ordinary income equal to the cash the participant receives or the fair market value of any unrestricted shares of La-Z-Boy common stock the participant receives.

Restricted Stock. The recipient of restricted stock generally will be subject to tax as ordinary income on the fair market value of the restricted stock (reduced by any amount the participant paid for the restricted stock) when the shares are no longer subject to forfeiture or restrictions on transfer. Any dividends a recipient receives while the stock is subject to risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the participant and deductible by us.

RSUs. Recipients of awards of RSUs generally will not be taxed when the awards are granted but will be subject to tax as ordinary income on the cash transferred to the participant, or, if applicable, on the fair market value of unrestricted shares of La-Z-Boy common stock on the date they are transferred to the participant (reduced in either case by any amount the participant paid for the RSUs), in which event the holding period for determining capital gains or losses for such stock will commence on the date of transfer.

Performance Awards. Generally, recipients do not recognize income when they receive a grant of performance shares pursuant to a performance award. When performance shares are later paid out, the recipient generally will be required to include as taxable ordinary income the amount of cash the participant receives or the fair market value on the transfer date of unrestricted shares of La-Z-Boy common stock the participant receives.

New Omnibus Plan Benefits

Due to the nature of the proposed plan, we cannot predict in advance the benefits that any employee or director ultimately may receive if the proposed plan is approved.

Existing Equity Compensation Plans

The table below provides information, as of the end of fiscal 2017, on our existing compensation plans under which we may issue common shares.

Equity Compensation Plan Information as of April 29, 2017

Plan category	Number of securities to be issued upon exercise of outstanding options (i)	Weighted-average exercise price of outstanding options (ii)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (i)) (iii)
Equity compensation plans approved by shareholders	1,509,060(1)	$22.70	3,113,095(2)

Note 1: These options were issued under our 2010 Plan.

Note 2: This amount is the aggregate number of shares available for future issuance under our 2010 Plan. The 2010 Plan provides for awards of stock options, restricted stock, and performance awards (awards of our common stock based on achievement of pre-set goals over a performance period) to selected key employees and non-employee directors. We have performance awards outstanding under the plan that would reduce the number of shares remaining available for future issuance under the plan by 937,825 shares, assuming the maximum performance targets were achieved.

This table does not include shares that may be issued under the new omnibus plan if it is approved by shareholders at the meeting. If it is approved by shareholders, the new omnibus plan will become effective April 29, 2018, and thereafter we will not make any other grants under the 2010 Omnibus Incentive Plan.

Other Matters

Our board of directors has determined that the proposed plan should be submitted for shareholder approval so as to comply with the NYSE listing standards and the Section 162(m) regulations. To be approved, the new omnibus plan must receive a majority of the votes cast on the proposal, provided that a majority of shares entitled to vote actually vote "For" or "Against" the proposal. For this purpose, an abstention or broker non-vote will be considered as not voted. If it is approved by shareholders, the new omnibus plan will become effective April 29, 2018, and thereafter we will not make any future grants under the 2010 Omnibus Incentive Plan. If shareholders do not approve the new omnibus plan, it will not become effective, and 2010 Omnibus Incentive Plan, as it currently exists, will continue in effect. The results of the vote will not affect any awards under the existing plan that are outstanding at the time of the annual meeting.

If our shareholders approve the proposed plan, that approval also will operate to approve the items for setting performance goals. Based on the current Section 162(m) regulations, our board believes that, upon such approval, any payouts earned under future performance awards would satisfy the requirements for exclusion from Section 162(m)'s deduction limit.

If our shareholders do not approve the proposed plan, the current plan will remain in effect with respect to the remainder of the previously authorized shares and the Compensation Committee may make future awards under the existing plan.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF PROPOSAL NO. 2, WHICH APPROVES THE LA-Z-BOY INCORPORATED 2017 OMNIBUS INCENTIVE PLAN.

PROPOSAL NO. 3:

ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

Section 14A of the Securities Exchange Act of 1934 requires that we provide you the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our named executive officers (those executive officers named in the Summary Compensation Table above), as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC, including Item 402 of the SEC's Regulation S-K.

As described in detail in the "Compensation Discussion and Analysis," we seek to closely align the interests of our executive officers with those of our shareholders. We have endeavored to design our compensation programs to reward our named executive officers and other executive employees for individual and company-wide achievements without encouraging them to subject our company to excessive risks. Before voting on this proposal, please read the "Compensation Discussion and Analysis" and review the compensation disclosure tables and related narrative

discussion above. Those materials provide a detailed explanation of our executive compensation philosophy and practices.

The vote on this resolution is not intended to address any specific element of compensation but is instead a vote on approving the overall compensation of our named executive officers as described in this proxy statement. The vote is advisory, which means that the vote is not binding on La-Z-Boy, our board of directors, or our compensation committee.

Our management will present the following resolution to the meeting:

RESOLVED, that the compensation paid to the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S–K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby approved.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL NO. 3.

PROPOSAL NO. 4:

ADVISORY VOTE ON THE FREQUENCY OF ADVISORY VOTES ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act provides that shareholders must be given the opportunity to vote, on a non-binding advisory basis, for their preference as to how frequently we should seek future advisory votes on the compensation of our named executive officers, as disclosed in accordance with the compensation disclosure rules of the SEC. By voting on this proposal, shareholders may indicate whether they would prefer that we conduct future advisory votes to approve the compensation of the named executive officers once every one, two, or three years. Shareholders also may, if they wish, abstain from casting a vote on this proposal.

Our board of directors has determined that an annual advisory vote to approve the compensation of named executive officers will allow our shareholders to provide the most timely input on La-Z-Boy's executive compensation philosophy and practices as disclosed in the proxy statement each year. The vote is advisory, which means that the vote is not binding on La-Z-Boy, our board of directors, or the compensation committee.

Shareholders may cast a vote on the preferred voting frequency by selecting the option of one year, two years, or three years (or abstain) when voting in response to the resolution set forth below.

Our management will present the following resolution to the meeting:

RESOLVED, that the shareholders determine, on an advisory basis, that they prefer that advisory votes on the compensation of La-Z-Boy's named executive officers as set forth in the annual proxy statement be held at intervals of [one year] [two years] [three years].

The proxy card enables shareholders to vote for "1 year," "2 years," or "3 years" or to abstain. The resolution set forth above will be considered adopted with whichever of the three alternative intervals receives the most votes as expressing our shareholders' preference, even if none of the alternatives receives a majority of the votes cast. While Michigan law and our governing documents generally require approval by a majority of votes cast for official shareholder action, this proposal is advisory and non-binding in nature and is therefore not required to be approved by majority vote.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR "1 YEAR" AS THE PREFERRED INTERVAL FOR ADVISORY VOTES ON EXECUTIVE COMPENSATION.

AUDIT COMMITTEE REPORT

The audit committee assists the board in overseeing our financial reporting process, internal controls and procedures, and compliance with legal and regulatory requirements. The committee and its members do not replace or duplicate the activities of management or the independent registered public accounting firm. Management is responsible for the company's financial reporting process and related internal controls, while the independent registered public accounting firm is responsible for independently auditing the company's financial statements and internal controls in accordance with the auditing standards of the Public Company Accounting Oversight Board. The current audit committee charter, which provides more information regarding the committee's responsibilities and processes, is available on the La-Z-Boy website at http://www.la-z-boy.com/about/corp_governance.aspx.

The audit committee selects the company's independent registered public accounting firm and manages all aspects of the relationship, including the firm's compensation, retention, replacement and the scope of any additional work. The committee reviews and approves the firm's non-audit services work and fees before the firm performs any such work. In selecting PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for fiscal 2018, the committee evaluated the firm's independence, including receiving and discussing the written disclosures and letter from PricewaterhouseCoopers LLP required by the Public Company Accounting Oversight Board. The committee also discussed with PricewaterhouseCoopers LLP matters that Auditing Standards No. 16, as adopted by the Public Company Accounting Oversight Board, requires be

discussed. The committee determined that PricewaterhouseCoopers LLP is independent of the company and management.

In fulfilling its oversight duties, the audit committee met nine times during fiscal 2017. The committee regularly meets with the senior members of the company's financial management team and the company's independent registered public accounting firm. The committee selectively met with key managers of the company to review or discuss potential financial risks related to the company. The committee also regularly met in executive sessions, in separate private sessions with PricewaterhouseCoopers LLP, the key members of the senior management team and the internal audit team. At these meetings, the committee discussed the company's financial estimates and judgments, internal controls over financial reporting, accounting principles, and regulatory compliance. To assist the committee in performing its duties, the committee utilizes, at the company's expense, outside accounting, legal and other advisors as appropriate.

Based on the reviews and discussions described above, the committee recommended to the board of directors, and the board of directors approved, including the audited financial statements in La-Z-Boy's Annual Report on Form 10-K for the fiscal year ended April 29, 2017, for filing with the Securities and Exchange Commission.

The Audit Committee
Michael T. Lawton, Chairman
Edwin J. Holman
W. Alan McCollough
Lauren B. Peters

Audit Fees

For professional services rendered to us for fiscal years 2017 and 2016, PricewaterhouseCoopers LLP has billed us as follows:

	Fiscal 2017	Fiscal 2016
Audit Fees	$1,761,538	$1,575,000
Tax Fees	10,445	1,840
All Other Fees	1,800	1,800
Total	$1,773,783	$1,578,640

Audit fees are for the audit work performed on our annual financial statements, our internal controls over financial reporting, management's assessment of our internal controls over financial reporting, and reviews of the

quarterly financial statements included in our quarterly reports on Form 10-Q, as well as audit services that are normally provided in connection with our statutory and regulatory filings.

Tax fees include fees for tax compliance and advisory services in foreign jurisdictions. All other fees represent accounting research software subscription fees.

The audit committee's current policy requires approval of all audit and non-audit services provided by the independent auditors before the auditors are engaged to perform them and the committee did approve all such services for fiscal year 2017.

PROPOSAL NO. 5:

TO RATIFY THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee has selected PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2018. PricewaterhouseCoopers LLP acted as our independent registered public accounting firm for fiscal 2017, and we believe it is well qualified to act in that capacity again this year. Representatives of PricewaterhouseCoopers LLP will be present at the meeting with the opportunity to make a statement and answer questions.

We ask you to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, the board is submitting the selection of PricewaterhouseCoopers LLP to you for ratification as a matter of good corporate practice. The audit committee will reconsider the selection if it is not ratified. In addition, the audit committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of La-Z-Boy and our shareholders.

Our management will present the following resolution to the meeting:

RESOLVED, that the audit committee's selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for La-Z-Boy Incorporated for fiscal 2018 is ratified.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR PROPOSAL NO. 5.

OTHER MATTERS

General Information about the Annual Meeting and Voting

The 2017 annual meeting of the shareholders of La-Z-Boy Incorporated will be held in the Wright Room of the Westin Detroit Metropolitan Airport on August 29, 2017, beginning at 8:00 A.M. (Eastern Daylight Time). La-Z-Boy's board of directors is soliciting your proxy. We are furnishing this proxy statement and the accompanying form of proxy to our shareholders beginning on July 18, 2017.

Meeting Purposes. At the meeting, shareholders will elect nine directors for one-year terms expiring at the shareholders' meeting in 2018. We are asking shareholders to approve the 2017 Omnibus Incentive Plan. We are also asking shareholders to approve, by advisory votes, the compensation of our named executive officers and the frequency of holding advisory votes on our executive compensation. Finally, we are also asking shareholders to ratify the selection of our independent registered public accounting firm for fiscal year 2018. We do not expect any other business, except for routine or procedural matters, to be conducted at the meeting. If any other business is properly brought up, the persons named in the enclosed proxy will have authority to vote on it in their discretion.

Proxy Materials Available on Internet. We are making our proxy materials available to our shareholders on the Internet. On July 18, 2017, we sent shareholders a one-page "Notice of Internet Availability of Proxy Materials," which included instructions on how to access our proxy materials. The materials, consisting of this proxy statement and our fiscal 2017 annual report to shareholders, are available at www.proxyvote.com. The Notice of Internet Availability of Proxy Materials also provides instructions on how to vote shares. By making the materials available through the Internet, we expect to reduce our costs, conserve natural resources, and expedite delivery of the proxy materials. If, however, you prefer to receive paper copies of the proxy materials, please follow the instructions included on the Notice of Internet Availability of Proxy Materials. If you previously elected to receive our proxy materials electronically, you will continue to receive them by e-mail until you elect otherwise.

Voting. Only shareholders of record at the close of business on July 6, 2017, the record date, will be eligible to vote. There is only one class of stock entitled to vote at the meeting, our common stock, $1.00 par value, of which there were 48,577,316 shares outstanding on the record date. A quorum, which is a majority of the outstanding shares, is needed to conduct a meeting. Each share is entitled to one vote for each director position and one vote for each issue; cumulative voting is not available. If you received a paper copy of the proxy materials, you may vote your shares by signing and dating each proxy card you received and returning the cards in the enclosed envelope. The proxies will be voted according to your directions on the proxy card. If you return a signed card without specifying your vote, your shares will be voted:

FOR the election of each of the director nominees named in this proxy statement,

FOR approval of the 2017 Omnibus Incentive Plan, and

FOR approval of the compensation of our named executive officers,

FOR "1 year" on the frequency of holding advisory votes to approve the compensation of named executive officers, and

FOR ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2018.

If you sign and return your proxy card, your shares will be voted on any other business that properly comes before the meeting as determined by the persons named in the proxy. We urge you to sign, date, and return your proxy card promptly, or vote by telephone or on the Internet (see below), even if you plan to attend the meeting in person. If you do attend in person, you will be able to vote your shares at the meeting even if you previously signed a proxy card or voted by telephone or on the Internet.

Telephone and Internet Voting. We encourage you to vote by telephone or on the Internet. If your shares are held in your name, you can vote by telephone or on the Internet by following the instructions on the proxy card or as explained in the Notice of Internet Availability of Proxy Materials. If you are a beneficial holder with your shares held in the name of your broker, bank, or other financial institution, you will receive telephone or Internet voting instructions from your institution.

Shares Held by Broker. If you hold your shares through a broker, bank, or other financial institution, you will receive your proxy materials and voting instructions from the institution. Under New York Stock Exchange rules, your broker, bank, or financial institution will not vote your shares in director elections without your specific instructions. To ensure your vote is counted, you must provide directions to your broker, bank, or financial institution by following its instructions.

Changing Your Vote. You may change your vote by submitting a new vote by proxy, telephone, Internet, or in person at the meeting. A later vote will cancel an earlier vote. For example, if you vote by Internet and later vote by telephone, the telephone vote will count, and the Internet vote will be canceled. If you wish to change your vote by mail, you should request a new proxy card from our Corporate Secretary at One La-Z-Boy Drive, Monroe, Michigan, 48162. Your last vote received before the meeting will be the only one counted. You may also change your vote by voting in person at the meeting. In that event, your vote at the meeting will count and cancel any previous vote.

Vote Required. Under applicable Michigan law, directors are elected by plurality vote. Provided there is a quorum at the meeting, the nominees who receive the highest through the ninth highest numbers of votes will be elected, regardless of the number of votes cast. So long as each candidate receives at least one vote, withheld votes and broker non-votes have no effect on the election results. However, our corporate governance guidelines require that any director who fails to receive a majority of the votes cast must, at the board meeting immediately following the shareholders' meeting, offer to resign as director. Our board must act on such an offer of resignation at or before its next meeting, which is currently planned for late November, and publicly disclose its decision. For purposes of this provision of our corporate governance guidelines, only votes FOR or WITHHELD from a given candidate will be counted as votes cast. Broker non-votes will not count.

To be approved, the La-Z-Boy Incorporated 2017 Omnibus Incentive Plan must receive a majority of the votes cast on the proposal, provided that a majority of shares entitled to vote actually vote "For" or "Against" the proposal. For this purpose, an abstention or broker non-vote will be considered as not voted.

To pass, the non-binding advisory proposal to approve the compensation of our named executive officers must receive a majority of the votes cast on the proposal. Abstentions and broker non-votes have no effect as they are considered votes not cast.

For the non-binding advisory vote on the frequency of future advisory votes on executive compensation, whichever of the three choices—"1 year," "2 years," or "3 years"—receives the most votes will indicate our shareholders' preference to the board of directors. Since that preference will be indicated only by votes "for" one of the three choices, abstentions and broker non-votes will have no effect.

Ratification of our selection of our independent registered public accounting firm requires a majority of votes cast on the proposal. Abstentions and broker non-votes have no effect as they are considered as votes not cast.

Number of Copies Sent to Household. If there are two or more shareholders at your address, we have sent your household only one copy of our annual report and proxy statement unless you previously withheld your consent to "householding" or you instruct us otherwise. Householding saves us the expense of mailing duplicate documents to your home and conserves our natural resources, and we hope that receiving one copy rather than multiple copies is more convenient for you. Nonetheless, we will promptly provide additional copies of our 2017 annual report or this proxy statement to the other shareholders in your household if you send a written request to: Corporate Secretary, La-Z-Boy Incorporated, One La-Z-Boy Drive, Monroe, Michigan 48162, or you may call us at 734-242-1444 to request additional copies. Copies of the annual report, proxy statement, and other reports we file with the SEC are also available on our website at http://

investors.la-z-boy.com or through the SEC's website at www.sec.gov.

You may, at any time, revoke your consent to householding by contacting Broadridge Financial Solutions, Inc., either by calling toll-free 866-540-7095, or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717. If you revoke your consent, you will be removed from the householding program within 30 days of receipt of your revocation, and each shareholder at your address will then begin receiving individual copies of our disclosure documents.

More Information about Voting Your Shares. Information regarding the proxy process is available from the SEC on its website at: http://www.sec.gov/spotlight/proxymatters.shtml.

Principal Executive Office. Our principal executive office is located at One La-Z-Boy Drive, Monroe, Michigan, 48162. Any communication for the company's secretary or directors may be directed to the corporate secretary at that address.

Costs of Proxy Solicitation

We will pay the expense of soliciting proxies pursuant to this proxy statement.

Next Annual Meeting

Shareholder Proposals for the 2018 Annual Meeting

Pursuant to the rules of the Securities and Exchange Commission, if a shareholder wishes to submit a proposal for possible inclusion in La-Z-Boy Incorporated's 2018 proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, we must receive it on or before March 20, 2018.

Our bylaws provide that a shareholder may nominate a candidate for election as a director at an annual meeting of shareholders, or propose business for consideration at such meeting outside of Rule 14a-8, only by written notice containing the information required by the bylaws delivered to the Secretary at our principal executive offices not later than the 90th day, and not earlier than the 120th day, prior to the first anniversary of the preceding year's annual meeting. Accordingly, a shareholder nomination or proposal intended to be considered at the 2018 annual meeting must be received by the Secretary on or after May 1, 2018, and no later than May 31, 2018. Proxies for

next year's annual meeting may confer discretionary authority to vote on any shareholder proposal for which we do not receive a timely notice.

All proposals must be in writing and should be mailed to La-Z-Boy Incorporated, to the attention of the Corporate Secretary, One La-Z-Boy Drive, Monroe, MI 48162. A copy of the bylaws may be obtained by written request to the same address.

You may vote by mail, by telephone, or on the Internet. Your vote is important. Even if you plan to attend the meeting, please vote by proxy card, telephone, or computer as soon as possible.

BY ORDER OF THE BOARD OF DIRECTORS

James P. Klarr, Secretary

Monroe, Michigan
July 18, 2017

We will send you a copy of our Form 10-K Annual Report for the fiscal year ended April 29, 2017, without charge if you send a written request to: Corporate Secretary, La-Z-Boy Incorporated, One La-Z-Boy Drive, Monroe, Michigan 48162. You also can obtain copies of our Form 10-K and the other reports we file with the SEC on our website at *http://investors.la-z-boy.com* or through the SEC's website at *www.sec.gov*.

ANNEX A
LA-Z-BOY INCORPORATED
2017 OMNIBUS INCENTIVE PLAN

Table of Contents

LA-Z-BOY INCORPORATED
2017 OMNIBUS INCENTIVE PLAN

La-Z-Boy Incorporated, a Michigan corporation (the "Company"), sets forth herein the terms of its 2017 Omnibus Incentive Plan (the "Plan"), as follows:

1. PURPOSE

The Plan is intended to enhance the Company's and its Subsidiaries' ability to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate such persons to serve the Company and its Subsidiaries and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the Plan provides for the grant of stock options, stock appreciation rights, restricted stock, stock units (including deferred stock units), unrestricted stock, dividend equivalent rights, and short-term cash incentive awards. Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms hereof. Stock options granted under the Plan may be non-qualified stock options or incentive stock options, as provided herein, except that stock options granted to outside directors and any consultants or advisers providing services to the Company or a Subsidiary shall in all cases be non-qualified stock options.

2. DEFINITIONS

For purposes of interpreting the Plan and related documents (including Award Agreements), the following definitions shall apply:

2.1 **"Affiliate"** means, with respect to the Company, any company or other trade or business that controls, is controlled by or is under common control with the Company within the meaning of Rule 405 of Regulation C under the Securities Act, including, without limitation, any Subsidiary. For purposes of granting stock options or stock appreciation rights, an entity may not be considered an Affiliate unless the Company holds a "controlling interest" in such entity, where the term "controlling interest" has the same meaning as provided in Treasury Regulation 1.414(c)-2(b)(2)(i), provided that the language "at least 50 percent" is used instead of "at least 80 percent" and, provided further, that where granting of stock options or stock appreciation rights is based upon a legitimate business criteria, the language "at least 20 percent" is used instead of "at least 80 percent" each place it appears in Treasury Regulation 1.414(c)-2(b)(2)(i).

2.2 **"Applicable Laws"** means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein.

2.3 **"Award"** means a grant of an Option, Stock Appreciation Right, Restricted Stock, Unrestricted Stock, Stock Unit, Dividend Equivalent Rights, Performance Share, Performance Unit or cash award under the Plan.

2.4 **"Award Agreement"** means the agreement between the Company and a Grantee that evidences and sets out the terms and conditions of an Award.

2.5 **"Benefit Arrangement"** shall have the meaning set forth in Section 15 hereof.

2.6 **"Board"** means the Board of Directors of the Company. Pursuant to Section 3.2 hereof, matters or responsibilities allocated to the Board under this Plan are (pursuant to the Board's adoption of this Plan) hereby delegated to the Committee except to the extent such matters or responsibilities relate to the compensation or benefits of one or more Outside Directors, unless otherwise determined by the Board.

2.7 **"Cause"** means, as determined by the Board and unless otherwise provided in an applicable agreement with the Company or a Subsidiary, (a) a Grantee's conviction of any crime (whether or not involving the Company or Subsidiary) constituting a felony in the jurisdiction involved; (b) conduct of a Grantee related to the Grantee's employment for which either criminal or civil penalties against the Grantee or the Company or Subsidiary may be sought; (c) material violation of the Company's (or Subsidiary's) policies, including the disclosure or misuse of confidential information, or those set forth in manuals or statements of policy issued by the Company and/or any Subsidiary; or (d) serious neglect or misconduct in the performance of a Grantee's duties for the Company or willful or repeated failure or refusal to perform such duties.

2.8 **"Code"** means the Internal Revenue Code of 1986, as now in effect or as hereafter amended.

2.9 **"Committee"** means a committee of, and designated from time to time by resolution of, the Board, which shall be constituted as provided in Section 3.2. The initial Committee shall be the Compensation Committee of the Board.

2.10 **"Company"** means La-Z-Boy Incorporated or any successor thereto.

2.11 **"Company Achievement Percentage"** means a percentage based on the achievement of Company-related performance goals, as approved by the Committee, and may range between 0% and 200%.

2.12 **"Company Weighted MIP Component"** means a percentage, which shall be established for the Employee by the Committee or its delegatee and shall not exceed 100% (provided that the sum of the Company Weighted MIP component and the Individual Weighted MIP Component shall equal 100%).

2.13 **"Corporate Transaction"** means (i) the dissolution or liquidation of the Company or a merger, consolidation, or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of substantially all of the assets of the Company to another person or entity, or (iii) any transaction (including without limitation a merger or reorganization in which the Company is the surviving entity) which results in any person or entity (other than persons who are stockholders or affiliates immediately prior to the transaction) owning 50% or more of the combined voting power of all classes of stock of the Company.

2.14 **"Covered Employee"** means a Grantee who is a covered employee within the meaning of Section 162(m)(3) of the Code.

2.15 **"Disability"** or **"Disabled"** means, as determined by the Board and unless otherwise provided in an applicable agreement with the Company or a Subsidiary, the Grantee is unable to perform each of the essential duties of such Grantee's position by reason of a medically determinable physical or mental impairment which is potentially permanent in character or which can be expected to last for a continuous period of not less than twelve (12) months; provided, however, that, with respect to rules regarding expiration of an Incentive Stock Option following termination of the Grantee's Service, Disability shall mean the Grantee is unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months. For purposes of Section 14 and Short-Term Incentive Awards, "Disabled" means an Employee is on leave due to a disability that has been approved by the Company or a Subsidiary.

2.16 **"Dividend Equivalent Right"** means a right, granted to a Grantee under Section 12 hereof, to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments.

2.17 **"Eligible Earnings"** means an Employee's base compensation, including vacation and holiday pay, earned during a particular Fiscal Year.

2.18 **"Effective Date"** means April 29, 2018.

2.19 **"Employee"** means an officer or employee (as defined in accordance with Section 3401(c) of the Code) of the Company, or of any corporation that is a Subsidiary.

2.20 **"Exchange Act"** means the Securities Exchange Act of 1934, as now in effect or as hereafter amended.

2.21 **"Fair Market Value"** means the value of a share of Stock, determined as follows: if on the Grant Date or other determination date the Stock is listed on an established national or regional stock exchange, or is publicly traded on an established securities market, the Fair Market Value of a share of Stock shall be the closing price of the Stock on such exchange or in such market (if there is more than one such exchange or market the Board shall determine the appropriate exchange or market) on the Grant Date or such other determination date (or if there is no such reported closing price, the Fair Market Value shall be the mean between the highest bid and lowest asked prices or between the high and low sale prices on such trading day) or, if no sale of Stock is reported for such trading day, on the closest preceding day for which a sale shall have been reported. If the Stock is not listed on such an exchange or traded on such a market, Fair Market Value shall be the value of the Stock as determined by the Board by the reasonable application of a reasonable valuation method, in a manner consistent with Section 409A of the Code ("Code Section 409A").

2.22 **"Family Member"** means a person who is a spouse, former spouse, child, stepchild, grandchild, parent, stepparent, grandparent, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother, sister, brother-in-law, or sister-in-law, including adoptive relationships, of the Grantee, any person sharing the Grantee's household (other than a tenant or employee), a trust in which any one or more of these persons have more than fifty percent of the beneficial interest, a foundation in which any one or more of these persons (or the Grantee) control the management of assets, and any other entity in which one or more of these persons (or the Grantee) own more than fifty percent of the voting interests.

2.23 **"Fiscal Year"** means the twelve (12)-month accounting period maintained by the Company on which it keeps its annual books and records.

2.24 **"Grant Date"** means, as determined by the Board, the latest to occur of (i) the date as of which the Board approves an Award, (ii) the date on which the recipient of an Award first becomes eligible to receive an Award under Section 6 hereof, or (iii) such other date as may be specified by the Board.

2.25 **"Grantee"** means a person who receives or holds an Award under the Plan.

2.26 **"Incentive Stock Option"** means an "incentive stock option" within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted tax statute, as amended from time to time.

2.27 **"Individual Achievement Percentage"** means the percentage established by an Employee's manager, which shall be reflective of the participating Employee's performance towards measurable goals that were previously set at the beginning of the Fiscal Year, and may range between 0% and 200%.

2.28 **"Individual Weighted MIP Component"** means a percentage, which shall be established for the Employee by the Committee or its delegatee and shall not exceed 100% (provided that the sum of the Individual Weighted MIP component and the Company Weighted MIP Component shall equal 100%).

2.29 **"Long-Term Incentive Award"** means an Award made subject to the attainment of performance goals (as described in Section 14.6) over a performance period of up to ten (10) years.

2.30 **"Non-qualified Stock Option"** means an Option that is not an Incentive Stock Option.

2.31 **"Option"** means an option to purchase one or more shares of Stock pursuant to the Plan.

2.32 **"Option Price"** means the exercise price for each share of Stock subject to an Option.

2.33 **"Other Agreement"** shall have the meaning set forth in Section 15 hereof.

2.34 **"Outside Director"** means a member of the Board who is not an officer or employee of the Company or a Subsidiary.

2.35 **"Performance-Based Compensation"** means compensation under an Award that is intended to satisfy the requirements of Code Section 162(m) for certain performance-based compensation paid to Covered Employees. Notwithstanding the foregoing, nothing in this Plan shall be construed to mean that an Award which does not satisfy the requirements for performance-based compensation under Code Section 162(m) does not constitute performance-based compensation for other purposes, including Code Section 409A.

2.36 **"Performance Measures"** means measures as described in Section 14.6 on which the performance goals are based and which are approved by the Company's shareholders pursuant to this Plan in order to qualify Awards as Performance-Based Compensation.

2.37 **"Performance Period"** means the period of time during which the performance goals must be met in order to determine the degree of payout and/or vesting with respect to an Award.

2.38 **"Performance Share"** means an Award under Section 14 herein and subject to the terms of this Plan, denominated in shares of Stock, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

2.39 **"Performance Unit"** means an Award under Section 14 herein and subject to the terms of this Plan, denominated in units, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

2.40 **"Plan"** means this La-Z-Boy Incorporated 2017 Omnibus Incentive Plan, as herein established and as hereafter amended from time to time.

2.41 **"Purchase Price"** means the purchase price for each share of Stock pursuant to a grant of Restricted Stock, Stock Units or Unrestricted Stock.

2.42 **"Reporting Person"** means a person who is required to file reports under Section 16(a) of the Exchange Act.

2.43 **"Restricted Stock"** means shares of Stock, awarded to a Grantee pursuant to Section 10 hereof.

2.44 **"Retired"** or **"Retirement"** means an Employee's employment relationship with the Company and all of its Subsidiaries has terminated after the Employee has attained age fifty-five (55) and been credited with ten (10) Years of Service.

2.45 **"SAR Exercise Price"** means the per share exercise price of a Stock Appreciation Right granted to a Grantee under Section 9 hereof.

2.46 **"Securities Act"** means the Securities Act of 1933, as now in effect or as hereafter amended.

2.47 **"Service"** means service as a Service Provider to the Company or a Subsidiary. Unless otherwise stated in the applicable Award Agreement, a Grantee's change in position or duties shall not result in interrupted or terminated Service, so long as such Grantee continues to be a Service Provider to the Company or a Subsidiary. Subject to the preceding sentence, whether a termination of Service shall have occurred for purposes of the Plan shall be determined by the Board, which determination shall be final, binding and conclusive, and shall comply with Code Section 409A (and its applicable guidance), to the extent applicable, and other Applicable Laws.

2.48 **"Service Provider"** means an Employee, officer or director of the Company or a Subsidiary, or a consultant or adviser currently providing services to the Company or a Subsidiary, if and only if (1) the consultant or adviser is a natural person, (2) the consultant or advisor provides bona fide services to the Company, and (3) the services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities.

2.49 **"Short-Term Incentive Award"** means an Award as described in Section 14.8 (which shall be in the form of a short-term cash incentive award unless otherwise specified in the Award Agreement) made subject to attainment of performance goals (as described in Section 14.6) over a performance period of up to one year (the Company's fiscal year, unless otherwise specified by the Committee).

2.50 **"Stock"** means the shares of common stock, $1 par value, of the Company.

2.51 **"Stock Appreciation Right"** or **"SAR"** means a right granted to a Grantee under Section 9 hereof.

2.52 **"Stock Unit"** means a bookkeeping entry representing the equivalent of one share of Stock awarded to a Grantee pursuant to Section 10 hereof.

2.53 **"Subsidiary"** means any "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code that is also a "subsidiary" of the Company within the meaning of Rule 405 of Regulation C under the Securities Act.

2.54 **"Target Short-Term Cash Incentive Opportunity"** means a predetermined percentage of Eligible Earnings used to calculate the total incentive amount. The predetermined percentages are as follows:

(a) While in salary grades twenty-five (25) to twenty-nine (29) (both inclusive), an Employee's Target Short-Term Cash Incentive Opportunity is 10% of Eligible Earnings, unless the Committee or its delegatee determines, on an individual case, or on an aggregate, entity, division or similar basis, that such opportunity shall be a higher or lower percentage; and

(b) While in a salary grade above twenty-nine (29), an Employee's Target Short-Term Cash Incentive Opportunity shall be a percentage of Eligible Earnings as determined for that Employee by the Committee or its delegatee; provided, however, that the Committee has the authority to review and approve all Target Short-Term Cash Incentive Opportunities if it so chooses, as well as the authority to transfer the salary grades, employee classification structure and corresponding percentages to any new scale used by the Company to classify its employees (and if the Company employs a new scale, the percentages designated above for salary grades twenty-five (25) to twenty-nine (29), and above twenty-nine (29), will apply to the new grades that the Company determines, in its discretion, to be comparable).

2.55 **"Ten Percent Stockholder"** means an individual who owns more than ten percent (10%) of the total combined voting power of all classes of outstanding stock of the Company, its parent or any of its Subsidiaries. In determining stock ownership, the attribution rules of Section 424(d) of the Code shall be applied.

2.56 **"Unrestricted Stock"** means an Award pursuant to Section 11 hereof.

2.57 **"U.S. Grantee"** means any Grantee who is or becomes a taxpayer in the United States.

2.58 **"Year of Service"** means a 12-month period, beginning with an Employee's employment commencement date, and each successive 12-month period, during which an Employee is credited with 1,000 hours of service (as defined in the Employee Retirement Income Security Act of 1974, as amended) with the Company and/or a Subsidiary.

3. ADMINISTRATION OF THE PLAN

3.1. Board

The Board shall have such powers and authorities related to the administration of the Plan as are not inconsistent with the Company's articles of incorporation and by-laws and applicable law. The Board shall have full power and authority to take all actions and to make all determinations required or provided for under the Plan, any Award or any Award Agreement, and shall have full power and authority to take all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of the Plan that the Board deems to be necessary or appropriate to the administration of the Plan, any Award or any Award Agreement. All such actions and determinations shall be by the affirmative vote of a majority of the members of the Board present at a meeting or by unanimous consent of the Board executed in writing in accordance with the Company's articles of incorporation and by-laws and applicable law. The interpretation and construction by the Board of any provision of the Plan, any Award or any Award Agreement shall be final, binding and conclusive.

3.2. Committee

The Board, from time to time, may delegate to the Committee such powers and authorities related to the administration and implementation of the Plan, as set forth in Section 3.1 above and other applicable provisions, as the Board shall determine, consistent with the articles of incorporation and by-laws of the Company and applicable law. Upon adoption of this Plan by the Board, the foregoing powers and authorities are delegated to the Committee except to the extent specifically retained or hereafter withdrawn from the Committee by Board action, or such powers and authorities involve Plan benefits or compensation payable to Outside Directors.

(a) Except as provided in Subsection (b) and except as the Board may otherwise determine, the Committee appointed by the Board to administer the Plan shall consist of two or more Outside Directors of the Company who: (1) qualify as "outside directors" within the meaning of Section 162(m) of the Code and who (2) meet such other requirements as may be established from time to time by the Securities and Exchange Commission for plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act and who (3) comply with the independence requirements of the stock exchange on which the Common Stock is listed.

(b) The Board may also appoint one or more separate committees of the Board, each composed of one or more directors of the Company who need not be Outside Directors, who may administer the Plan with respect to employees or other Service Providers who are not officers or directors of the Company, may grant Awards under the Plan to such employees or other Service Providers, and may determine all terms of such Awards.

In the event that the Plan, any Award or any Award Agreement entered into hereunder provides for any action to be taken by or determination to be made by the Board, such action may be taken or such determination may be made by the Committee if the power and authority to do so has been delegated to the Committee by the Board as provided for in this Section. Unless otherwise expressly determined by the Board, any such action or determination by the Committee shall be final, binding and conclusive. The Committee may seek the assistance or advice of any persons it deems necessary to the proper administration of the Plan.

To the extent permitted by law, the Committee may delegate its authority under the Plan to the Company's Chief Executive Officer.

3.3. Jurisdictions

In order to assure the viability of Awards granted to Grantees employed in various jurisdictions, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom applicable in the jurisdiction in which the Grantee resides or is employed. Moreover, the Committee may approve such supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in Section 4.1 of the Plan. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate any Applicable Laws, including Code Section 409A.

3.4. Terms of Awards

Subject to the other terms and conditions of the Plan, the Board or its delegatee shall have full and final authority to:

(a) designate Grantees,

(b) determine the type or types of Awards to be made to a Grantee,

(c) determine the number of shares of Stock to be subject to an Award,

(d) establish the terms and conditions of each Award (including, but not limited to, the exercise price of any Option, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting, exercise, transfer, or forfeiture of an Award or the shares of Stock subject thereto, the treatment of an Award in the event of a change of control, and any terms or conditions that may be necessary to qualify Options as Incentive Stock Options),

(e) prescribe the form of each Award Agreement evidencing an Award, and

(f) amend, modify, or supplement the terms of any outstanding Award. Such authority specifically includes the authority, in order to effectuate the purposes of the Plan but without amending the Plan, to make or modify Awards to U.S. Grantees and eligible individuals who are foreign nationals or are individuals who are employed outside the United States to recognize differences in local law, tax policy, or custom. Notwithstanding the foregoing, no amendment, modification or supplement of any Award shall, without the consent of the Grantee, impair the Grantee's rights under such Award.

No Award granted under this Plan, including an Award that may have accelerated vesting provisions for achieving performance targets, may vest in less than one (1) year from the Grant Date; provided, that an Award Agreement may accelerate vesting on death, Disability or a Corporate Transaction, and provided further, that up to five (5) percent of the shares reserved for issuance under this Plan (counted in the aggregate for all awards) may be granted without being subject to the foregoing restrictions. If an Award Agreement waives restrictions or conditions, the shares subject to such Award shall be deducted from the five (5) percent limitation herein. However, notwithstanding anything to the contrary contained herein, no Award may be accelerated as to vesting or payment (or may be granted with such provisions) if the grant or acceleration would not be in compliance with Code Section 409A (including from the Grant Date), if it would subject an Award to Code Section 409A that was not previously subject to Code Section 409A unless it would be compliant in its entirety (including with a fixed payout date if necessary), or if it would not permit a deduction under Code Section 162(m) (except that with respect to the deductibility under Code Section 162(m) only, the Board may choose to forego deductibility, in its discretion).

Notwithstanding any other provision of this Plan or any provision of any Award Agreement, if the Company is required to prepare a material accounting restatement, then the Board (or its delegatee) shall have the discretion to determine whether any Grantee shall forfeit any Award, in whole or in part, including any cash or shares of Stock received in connection with such Award (or an amount equal to the fair market value of such Stock on the date of delivery if the Grantee no longer holds the shares of Stock) if: (1) the Board or Committee, in their sole discretion, determines that the Grantee engaged in misconduct relating to such accounting restatement, (2) pursuant to the terms of the Award Agreement for such Award, the amount of the Award earned or the vesting in the Award was explicitly based on the achievement of pre-established performance goals set forth in the Award Agreement (including earnings, gains, or other criteria) that are later determined, as a result of the accounting restatement, not to have been achieved, and (3) the Award was earned within the three (3) years following the date of the first public issuance or filing with the Securities and Exchange

Commission of the financial statements that subsequently required restatement. In determining the amount of forfeiture, the Company shall credit the Grantee with any taxes already paid in connection with such Award.

In addition, if, at any time within one (1) year after the date on which a Grantee exercises an Option or SAR, or receives payment of a Short-Term Incentive Award, Long-Term Incentive Award, or on which Restricted Shares or Stock Units vest or on which income is realized by a Grantee in connection with any other Award (each of which events shall be a "realization event"), the Board determines in its discretion that the Company has been materially harmed by the Grantee, whether such harm (a) results in the Grantee's termination or deemed termination of employment for Cause or (b) results from any activity determined by the Board to be prejudicial or harmful to the interests of the Company, then any gain realized by the Grantee from the realization event shall be paid by the Grantee to the Company upon notice from the Company. Such gain shall be determined as of the date of the realization event, without regard to any subsequent change in the Fair Market Value of the Stock. The Company shall have the right to offset such gain against any amounts otherwise owed to the Grantee by the Company (whether as wages, vacation pay, or pursuant to any benefit plan or other compensatory arrangement).

In addition to the above but not by way of limitation, and consistent with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, the Company will seek to recover from any current or former "executive officer" (as that term is defined in Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) of the Company who received incentive-based compensation (including stock options and performance shares awarded as compensation) during the 3-year period preceding the date on which the Company is required to prepare the accounting restatement, the amount, based on the erroneous data, in excess of what would have been paid to the executive officer under the accounting restatement. The Company will implement this Policy in accordance with the rules of the Securities Exchange Commission, as they are promulgated. In the event that this paragraph applies, the executive officer shall promptly return to the Company any and all amounts received pursuant to this Plan to the extent the Company is entitled or required to recover such amounts by the terms of (i) the Company's executive compensation recoupment policy or other clawback or recoupment policy, as adopted, amended, implemented, and interpreted by the Company from time to time, and/or (ii) Section 954 of the Dodd-Frank Act (as may be amended) and any applicable rules or regulations promulgated by the Securities Exchange Commission.

3.5. No Repricing

Notwithstanding anything in this Plan to the contrary, no amendment or modification may be made to an outstanding Option or SAR, including, without limitation, by replacement of Options or SARs with cash or other award type, that would be treated as a repricing under the rules of the stock exchange on which the Stock is listed, in each case, without the approval of the stockholders of the Company, provided, that, appropriate adjustments may be made to outstanding Options and SARs pursuant to Section 17 or Section 5.3 and may be made to make changes to achieve compliance with applicable law, including Code Section 409A.

3.6. Deferral Arrangement

The Board may permit or require the deferral of any award payment into a deferred compensation arrangement, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or dividend equivalents, including converting such credits into deferred Stock equivalents. Any such deferrals shall be made in a manner that complies with Code Section 409A.

3.7. No Liability

No member of the Board or the Committee or any Employee shall be personally liable for any action, omission or determination made in good faith with respect to the Plan or any Award or Award Agreement. To the maximum extent permitted in its Articles of Incorporation and Bylaws, the Company shall indemnify and hold harmless the members of the Committee, the Board and Employees from and against any and all loss which results from liability to which any of them may be subjected by reason of any act or conduct (except willful misconduct or gross negligence) in their official capacities in connection with the administration of the Plan, including all expenses reasonably incurred in their defense, in case the Company fails to provide such defense. By participating in this Plan, each Employee agrees to release and hold harmless the Company, its Subsidiaries and its Affiliates (and their respective directors, officers and employees), the Board and the Committee, from and against any tax or other liability, including without limitation, interest and penalties, incurred by the Employee in connection with his or her participation in the Plan.

3.8. Share Issuance/Book-Entry

Notwithstanding any provision of this Plan to the contrary, the issuance of the Stock under the Plan may be evidenced in such a manner as the Board, in its discretion, deems appropriate, including, without limitation, book-entry or uncertificated registration or issuance of one or more Stock certificates. If book-entry or uncertificated registration is used, the Company's corporate governance records shall be consistent with this procedure, and, at the time that certificates would otherwise be issued, Awards shall be evidenced by confirmation or similar documents from the

Company's transfer agent. If required by Applicable Laws or Company governance records, Stock certificates shall be issued upon appropriate request.

4. STOCK SUBJECT TO THE PLAN

4.1. Number of Shares Available for Awards

Subject to adjustment as provided in Section 17 hereof, the number of shares of Stock available for issuance under the Plan shall be five million eight hundred fifty thousand (5,850,000) shares. Stock issued or to be issued under the Plan shall be authorized but unissued shares; or, to the extent permitted by applicable law, issued shares that have been reacquired by the Company. The issuance of shares of Stock in connection with the exercise of, or as other payment for, Awards under the Plan shall reduce the number of shares of Stock available for future Awards under the Plan.

4.2. Share Usage

Shares covered by an Award shall be counted as used as of the Grant Date. Any shares of Stock subject to Options or SARs shall be counted against the limit set forth in Section 4.1 as one (1) share for every one (1) share subject to an Award, and any shares of Stock subject to Awards other than Options or SARs shall be counted against said limit as one and fifty-four one hundredths (1.54) shares for every one (1) share subject to the Award, except that shares encompassed by Stock Units to be settled in cash or SARs to be settled in cash will not count against such limit. With respect to SARs (but exclusive of SARs to be settled in cash), the number of shares subject to an award of SARs will be counted against the aggregate number of shares available for issuance under the Plan regardless of the number of shares actually issued to settle the SAR upon exercise. If any shares covered by an Award granted under the Plan are not purchased or are forfeited or expire, or if an Award otherwise terminates without delivery of any Stock subject thereto or is settled in cash in lieu of shares, then the number of shares of Stock counted against the aggregate number of shares available under the Plan with respect to such Award shall, to the extent of any such forfeiture, termination or expiration, again be available for making Awards under the Plan in the same amount as such shares were counted against the limit set forth in Section 4.1. The number of shares of Stock available for issuance under the Plan shall not be increased by (i) any shares of Stock tendered or withheld or Award surrendered in connection with the purchase of shares of Stock upon exercise of an Option as described in Section 13, (ii) any shares of Stock deducted or delivered from an Award payment in connection with the Company's tax withholding obligations as described in Section 18.3, or (iii) any shares of Stock repurchased by the Company using proceeds from the purchase of shares of Stock upon exercise of an Option as described in Section 13.

5. EFFECTIVE DATE, DURATION AND AMENDMENTS

5.1. Effective Date

The Plan shall be effective as of the Effective Date, subject to approval of the Plan by the Company's stockholders within one year of the Effective Date. Upon approval of the Plan by the stockholders of the Company as set forth above, all Awards made under the Plan on or after the Effective Date shall be fully effective as if the stockholders of the Company had approved the Plan on the Effective Date. If the stockholders fail to approve the Plan within one year of the Effective Date, any Awards made hereunder shall be null and void and of no effect.

5.2. Term

The Plan shall terminate automatically ten (10) years after the Effective Date and may be terminated on any earlier date as provided in Section 5.3.

5.3. Amendment and Termination of the Plan

The Board may, at any time and from time to time, amend, suspend, or terminate the Plan as to any shares of Stock as to which Awards have not been made; provided however, that the Company shall submit for stockholder approval any amendment required to be submitted for stockholder approval by Applicable Law or applicable stock exchange listing requirements, or that would otherwise materially: (i) increase the benefits accrued to Participants under the Plan, (ii) increase the numbers of securities which may be issued under the Plan (other than an increase pursuant to the adjustment provisions of Section 17), or (iii) modify the requirements for participation in the Plan. The foregoing authority to amend, suspend, or terminate the Plan is specifically reserved to the Board and shall not be deemed or otherwise delegated to the Committee; however, the Committee, in its discretion, may amend an Award Agreement. No amendment, suspension, or termination of the Plan or an Award Agreement shall, without the consent of the Grantee, impair rights or obligations under any Award previously awarded under the Plan.

6. AWARD ELIGIBILITY AND LIMITATIONS

6.1. Service Providers and Other Persons

Subject to this Section 6, Awards may be made under the Plan to: any Service Provider to the Company or of any Subsidiary, including any Service Provider who is an officer or director of the Company, or of any Subsidiary, as the Board shall determine and designate from time to time. However, an Award made to any Outside Director shall not exceed four hundred thousand dollars ($400,000) in value on an annual basis.

6.2. Limitation on Shares of Stock Subject to Awards and Cash Awards.

During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act and the transition period under Treasury Reg. section 1.162-27(f)(2) has lapsed or does not apply:

(i) the maximum number of shares of Stock subject to Options or SARs that can be awarded under the Plan to any person eligible for an Award under Section 6 hereof is five hundred thousand (500,000) per calendar year;

(ii) the maximum number of shares that can be awarded under the Plan, other than pursuant to Options or SARs, to any person eligible for an Award under Section 6 hereof is five hundred thousand (500,000) per calendar year; and

(iii) the maximum amount that may be earned as an Short-Term Incentive Award or other cash Award in any calendar year by any one Grantee shall be three million dollars ($3,000,000) and the maximum amount that may be earned as a Long-Term Incentive Award or other cash Award in respect of a performance period by any one Grantee shall be four million dollars ($4,000,000).

The preceding limitations in this Section 6.2 are subject to adjustment as provided in Section 17 hereof.

7. AWARD AGREEMENT

Each Award granted pursuant to the Plan shall be evidenced by an Award Agreement, in such form or forms as the Board shall from time to time determine. Award Agreements granted from time to time or at the same time need not contain similar provisions but shall be consistent with the terms of the Plan and shall specify the terms, conditions and any rules applicable to the Award, including but not limited to the effect of a Corporate Transaction, or death, Disability, or other termination of employment of the Grantee on the Award. Each Award Agreement evidencing an Award of Options shall specify whether such Options are intended to be Non-qualified Stock Options or Incentive Stock Options, and in the absence of such specification such options shall be deemed Non-qualified Stock Options.

8. TERMS AND CONDITIONS OF OPTIONS

8.1. Grant of Option

Subject to the limitation set forth in Section 6.2 and the other terms and provisions of the Plan and applicable law, the Committee, at any time and from time to time, may grant Options to persons as set forth in Section 6.1. The Committee shall have sole and complete discretion in determining the type of Option granted, the Option Price, the duration of the Option, the number of shares of Stock to which an Option pertains, any conditions imposed upon the exercisability or the transferability of the Option, including vesting conditions, the conditions under which the Option may be terminated and any such other provisions as may be warranted to comply with the law or rules of any securities trading system or stock exchange.

8.2. Option Price

The Option Price of each Option shall be fixed by the Board and stated in the Award Agreement evidencing such Option. The Option Price of each Option shall be at least the Fair Market Value on the Grant Date of a share of Stock;

provided, however, that in the event that a Grantee is a Ten Percent Stockholder, the Option Price of an Option granted to such Grantee that is intended to be an Incentive Stock Option shall be not less than one hundred ten percent (110%) of the Fair Market Value of a share of Stock on the Grant Date. Unless otherwise permitted by Applicable Laws, in no case shall the Option Price of any Option be less than the par value of a share of Stock. No Option shall provide by its terms for the re-setting of its exercise price or for its cancellation and reissuance, in whole or in part; provided that the foregoing shall not limit the authority of the Committee to grant additional Options hereunder.

8.3. Vesting

Subject to Sections 8.4 and 17.3 hereof, each Option granted under the Plan shall become exercisable at such times and under such conditions as shall be determined by the Board and stated in the Award Agreement, and need not be the same for each Grantee. For purposes of this Section 8.3, fractional numbers of shares of Stock subject to an Option shall be rounded down to the next nearest whole number.

8.4. Term

Each Option granted under the Plan shall terminate, and all rights to purchase shares of Stock thereunder shall cease, upon the expiration of ten years from the date such Option is granted, or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Board and stated in the Award Agreement relating to such Option; provided, however, that in the event that the Grantee is a Ten Percent Stockholder, an Option granted to such Grantee that is intended to be an Incentive Stock Option shall not be exercisable after the expiration of five years from its Grant Date. The Company may deduct from the shares of Stock deliverable to the Grantee upon exercise the number of shares of Stock necessary to satisfy payment of the Option Price and all withholding obligations.

8.5. Termination of Service

Unless otherwise stated in the applicable Award Agreement or if Code Section 409A noncompliance would exist, the Grantee shall have the right to exercise any Incentive Stock Option for ninety (90) days following termination of the Grantee's employment, unless terminated for Cause, in which case there shall be no post-termination exercise period, and further, unless otherwise stated in the applicable Award Agreement, an Incentive Stock Option shall remain exercisable for twelve (12) months after termination of the Grantee's employment due to death or Disability. Unless otherwise stated in the applicable Award Agreement, the Grantee shall have the right to exercise any Non-qualified Stock Option for thirty-six (36) months following termination of the Grantee's Service if the termination is due to death, Disability, or Retirement. The post-termination provisions shall be determined in the sole discretion of the Board, need not be uniform among all

Options issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of Service.

8.6. Limitations on Exercise of Option

Notwithstanding any other provision of the Plan, in no event may any Option be exercised, in whole or in part, prior to the date the Plan is approved by the stockholders of the Company as provided herein or after the occurrence of an event referred to in Section 17 hereof which results in termination of the Option.

8.7. Method of Exercise

Subject to the terms of Section 13 and Section 18.3, an Option that is exercisable may be exercised by the Grantee's delivery of notice of exercise according to any method provided by the Board, which may include but is not limited to, physical delivery of notice on any business day to the Company, at the Company's principal office (on the form specified by the Company) or execution of delivery procedures provided by the Company through a stock transfer or other agent in telephonic, electronic, website or similar form regardless of whether default procedures may be used. The notices and procedures shall specify, among other items requested, the number of shares of Stock with respect to which the Option is being exercised and shall be accompanied by payment in full of the Option Price of the shares for which the Option is being exercised plus the amount (if any) of federal and/or other taxes which the Company may, in its judgment, be required to withhold with respect to an Award.

8.8. Rights of Holders of Options

Unless otherwise stated in the applicable Award Agreement, an individual holding or exercising an Option shall have none of the rights of a stockholder (for example, the right to receive cash or dividend payments or distributions attributable to the subject shares of Stock or to direct the voting of the subject shares of Stock) until the shares of Stock covered thereby are fully paid and issued to him. Except as provided in Section 17 hereof, no adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date of such issuance.

8.9. Delivery of Stock

Subject to Section 3.8 (and specifically the discretion of the Company to use book-entry or uncertificated registration), promptly after the exercise of an Option by a Grantee and the payment in full of the Option Price, such Grantee shall be entitled to the issuance of a stock certificate or certificates evidencing his or her ownership of the shares of Stock subject to the Option.

8.10. Transferability of Options

Except as provided in Section 8.11, during the lifetime of a Grantee, only the Grantee (or, in the event of legal incapacity or incompetency, the Grantee's guardian or legal representative) may exercise an Option. Except as provided in Section 8.11, no Option shall be assignable or transferable by the Grantee to whom it is granted, other than by will or the laws of descent and distribution.

8.11. Family Transfers

If authorized in the applicable Award Agreement, a Grantee may transfer, not for value, all or part of an Option which is not an Incentive Stock Option to any Family Member. For the purpose of this Section 8.11, a "not for value" transfer is a transfer which is (i) a gift, (ii) a transfer under a domestic relations order in settlement of marital property rights; or (iii) unless applicable law does not permit such transfers, a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members (or the Grantee) in exchange for an interest in that entity. Following a transfer under this Section 8.11, any such Option shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, and shares of Stock acquired pursuant to the Option shall be subject to the same restrictions on transfer of shares as would have applied to the Grantee. Subsequent transfers of transferred Options are prohibited except to Family Members of the original Grantee in accordance with this Section 8.11 or by will or the laws of descent and distribution. The events of termination of Service of Section 8.5 hereof shall continue to be applied with respect to the original Grantee, following which the Option shall be exercisable by the transferee only to the extent, and for the periods specified, in Section 8.5.

8.12. Limitations on Incentive Stock Options

An Option shall constitute an Incentive Stock Option only (i) if the Grantee of such Option is an employee of the Company or any Subsidiary of the Company; (ii) to the extent specifically provided in the related Award Agreement; and (iii) to the extent that the aggregate Fair Market Value (determined at the time the Option is granted) of the shares of Stock with respect to which all Incentive Stock Options held by such Grantee become exercisable for the first time during any calendar year (under the Plan and all other plans of the Grantee's employer and its Subsidiaries) does not exceed one hundred thousand dollars ($100,000). This limitation shall be applied by taking Options into account in the order in which they were granted.

8.13. Notice of Disqualifying Disposition

If any Grantee shall make any disposition of shares of Stock issued pursuant to the exercise of an Incentive Stock Option under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), such Grantee shall notify the Company of such disposition within ten (10) days thereof.

9. TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS

9.1. Right to Payment and Grant Price

A SAR shall confer on the Grantee to whom it is granted a right to receive, upon exercise thereof, the excess of (i) the Fair Market Value of one share of Stock on the date of exercise over (ii) the grant price of the SAR as determined by the Board. The Award Agreement for a SAR shall specify the grant price of the SAR, which shall be at least the Fair Market Value of a share of Stock on the Grant Date. SARs may be granted in conjunction with all or part of an Option granted under the Plan or at any subsequent time during the term of such Option, in conjunction with all or part of any other Award or without regard to any Option or other Award; provided, that a SAR that is granted subsequent to the Grant Date of a related Option must have a SAR Price that is no less than the Fair Market Value of one share of Stock on the SAR Grant Date.

9.2. Other Terms

The Board shall determine at the Grant Date or thereafter, the time or times at which and the circumstances under which a SAR may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which SARs shall cease to be or become exercisable following termination of Service or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Stock will be delivered or deemed to be delivered to Grantees, whether or not a SAR shall be in tandem or in combination with any other Award, and any other terms and conditions of any SAR. Unless otherwise stated in the applicable Award Agreement or if Code Section 409A noncompliance would exist, the Grantee shall have the right to exercise any SAR for thirty-six (36) months following termination of the Grantee's Service if the termination is due to death, Disability, or Retirement. The post-termination provisions shall be determined in the sole discretion of the Board, need not be uniform among all SARs issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of Service. In the event that a SAR is exercised after the close of the business market on a particular day, the Fair Market Value of the applicable share of Stock shall be measured by the price of the Stock at the close of the next business day.

9.3. Term

Each SAR granted under the Plan shall terminate, and all rights thereunder shall cease, upon the expiration of ten years from the date such SAR is granted, or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Board and stated in the Award Agreement relating to such SAR.

9.4. Transferability of SARS

Except as provided in Section 9.5, during the lifetime of a Grantee, only the Grantee (or, in the event of legal incapacity or incompetency, the Grantee's guardian or legal representative) may exercise a SAR. Except as provided in Section 9.5, no SAR shall be assignable or transferable by the Grantee to whom it is granted, other than by will or the laws of descent and distribution.

9.5. Family Transfers

If authorized in the applicable Award Agreement, a Grantee may transfer, not for value, all or part of a SAR to any Family Member. For the purpose of this Section 9.5, a "not for value" transfer is a transfer which is (i) a gift, (ii) a transfer under a domestic relations order in settlement of marital property rights; or (iii) unless applicable law does not permit such transfers, a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members (or the Grantee) in exchange for an interest in that entity. Following a transfer under this Section 9.5, any such SAR shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, and shares of Stock acquired pursuant to a SAR shall be subject to the same restrictions on transfer or shares as would have applied to the Grantee. Subsequent transfers of transferred SARs are prohibited except to Family Members of the original Grantee in accordance with this Section 9.5 or by will or the laws of descent and distribution.

10. TERMS AND CONDITIONS OF RESTRICTED STOCK AND STOCK UNITS

10.1. Grant of Restricted Stock or Stock Units

Awards of Restricted Stock or Stock Units may be made for no consideration (other than par value of the shares which is deemed paid by Services already rendered).

10.2. Restrictions

At the time a grant of Restricted Stock or Stock Units is made, the Board may, in its sole discretion, establish a period of time (a "restricted period") applicable to such Restricted Stock or Stock Units. Each Award of Restricted Stock or Stock Units may be subject to a different restricted period. The Board may in its sole discretion, at the time a grant of Restricted Stock or Stock Units is made, prescribe restrictions in addition to or other than the expiration of the restricted period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the Restricted Stock or Stock Units. Notwithstanding the foregoing, Restricted Stock and Stock Units that vest solely by the passage of time shall not vest in full in less than three (3) years from the Grant Date (provided that, subject to Section 3.4 (including the provisions regarding Code Section 409A and 162(m) compliance) and the remainder of this Plan, Restricted Stock and Stock Units may vest pro-rata during that period and vesting may accelerate on death, Disability or a Corporate Transaction). Neither Restricted Stock nor Stock Units may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or prior to the satisfaction of any other restrictions prescribed by the Board with respect to such Restricted Stock or Stock Units.

10.3. Restricted Stock Certificates

Subject to Section 3.8 (and specifically the discretion of the Company to use book-entry or uncertificated registration), the Company shall issue, in the name of each Grantee to whom Restricted Stock has been granted, stock certificates representing the total number of shares of Restricted Stock granted to the Grantee, as soon as reasonably practicable after the Grant Date. The Board may provide in an Award Agreement that either (i) the Secretary of the Company shall hold such certificates for the Grantee's benefit until such time as the Restricted Stock is forfeited to the Company or the restrictions lapse, or (ii) such certificates shall be delivered to the Grantee, provided, however, that such certificates (or other appropriate documentation if book-entry or uncertificated registration is used, such as the confirmation documentation issued to the Grantee and the transfer agent records) shall bear a legend or legends that comply with the applicable securities laws and regulations and makes appropriate reference to the restrictions imposed under the Plan and the Award Agreement.

10.4. Rights of Holders of Restricted Stock

Unless the Board otherwise provides in an Award Agreement, holders of Restricted Stock shall have the right to vote such Stock and the right to receive any dividends declared or paid with respect to such Stock; provided, that any such dividends shall not vest or be paid with respect to any holders of Restricted Stock prior to the vesting of such Restricted Stock and shall be paid at the same time as the underlying Stock is vested consistent with this Plan and the Award Agreement and in compliance with Code Section 409A (and governing guidance), where applicable. The Board may provide that any dividends paid on Restricted Stock must be reinvested in shares of Stock, subject to the same vesting conditions and restrictions applicable to such Restricted Stock. All distributions, if any, received by a Grantee with respect to Restricted Stock as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Grant.

10.5. Rights of Holders of Stock Units

10.5.1. Voting and Dividend Rights

Holders of Stock Units shall have no rights as stockholders of the Company. The Board may provide in an Award Agreement evidencing a grant of Stock Units that the holder of such Stock Units shall be entitled to receive, upon the Company's payment of a cash dividend on its outstanding Stock, a cash payment for each Stock Unit held equal to the per-share dividend paid on the Stock. Such Award Agreement may also provide that such cash payment will be deemed reinvested in additional Stock Units at a price per unit equal to the Fair Market Value of a share of Stock on the date that such dividend is paid. Notwithstanding anything to the contrary contained herein, cash payments provided

for in this Section 10.5.1 shall not vest or be paid with respect to any Stock Units prior to the vesting of such Stock Units and shall be paid at the same time that the distribution of Stock or cash is made for the underlying Award consistent with this Plan and the Award Agreement and in compliance with Code Section 409A (and governing guidance), where applicable. Notwithstanding anything to the contrary contained herein, such cash payments will be subject to the same conditions as the underlying Award and shall not vest or be paid with respect to any Award prior to the vesting of such Award, and any such accrued cash payments shall be paid at the same time as the underlying Stock or Award to which it relates vests and is distributed consistent with this Plan and the Award Agreement, and such provision, right, and payment must all be in compliance with Code Section 409A (and governing guidance), where applicable, including any impact such a provision, right, or payment may have on the exercise price or deemed deferral of an Award in order to vest or be paid. The provisions of this Section 10.5.1 apply to any such cash payments that may be attached to any Award, although no such cash payments shall be payable with respect to Options or SARs.

10.5.2. Creditor's Rights

A holder of Stock Units shall have no rights other than those of a general creditor of the Company. Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Agreement.

10.6. Termination of Service

Unless the Board otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, upon the termination of a Grantee's Service, any Restricted Stock or Stock Units held by such Grantee that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of Restricted Stock or Stock Units, the Grantee shall have no further rights with respect to such Award, including but not limited to any right to vote Restricted Stock or any right to receive dividends with respect to shares of Restricted Stock or Stock Units.

10.7. Purchase of Restricted Stock and Shares Subject to Stock Units

The Grantee shall be required, to the extent required by applicable law, to purchase the Restricted Stock or shares of Stock subject to vested Stock Units from the Company at a Purchase Price equal to the greater of (i) the aggregate par value of the shares of Stock represented by such Restricted Stock or Stock Units and (ii) the Purchase Price, if any, specified in the Award Agreement relating to such Restricted Stock or Stock Units. The Purchase Price shall be payable in a form described in Section 13 or, in the discretion of the Board, in consideration for past or future Services rendered to the Company or a Subsidiary.

10.8. Delivery

10.8.1 Delivery for Restricted Stock Awards

Upon the expiration or termination of any restricted period and the satisfaction of any other conditions prescribed by the Board, the restrictions applicable to shares of Restricted Stock shall lapse, and, subject to Section 3.8 and unless otherwise provided in the Award Agreement, a stock certificate for such shares, or cash, as the case may be, shall be delivered, free of all such restrictions, to the Grantee or the Grantee's beneficiary or estate, as applicable, no later than seventy-five (75) days following the end of the Company's Fiscal Year in which the vesting occurred (or the restrictions lapsed). Neither the Grantee, nor the Grantee's beneficiary or estate, shall have any further rights with regard to a Stock Unit once the share of Stock represented by the Stock Unit has been delivered or the transfer has been recorded on the Company's books and records.

10.8.2 Delivery for Stock Unit Awards

Upon the expiration or termination of any restricted period and the satisfaction of any other conditions prescribed by the Board, the restrictions applicable to Stock Units shall lapse, and, subject to Section 3.8 and unless otherwise provided in the Award Agreement, a stock certificate for such shares, or cash, as the case may be, shall be delivered, free of all such restrictions, to the Grantee or the Grantee's beneficiary or estate, as applicable, no later than seventy-five (75) days following the end of the Company's Fiscal Year in which the vesting occurred (or the restrictions lapsed). Neither the Grantee, nor the Grantee's beneficiary or estate, shall have any further rights with regard to a Stock Unit once the share of Stock, or cash, represented by the Stock Unit has been delivered or the transfer has been recorded on the Company's books and records. With respect to a vested Stock Unit settled in cash, the cash payment for each Stock Unit shall be equivalent to the Fair Market Value of one share of Stock measured as of the date of vesting.

11. TERMS AND CONDITIONS OF UNRESTRICTED STOCK AWARDS

The Board may, in its sole discretion, grant (or sell at par value or such other higher purchase price determined by the Board) an Unrestricted Stock Award to any Grantee pursuant to which such Grantee may receive shares of Stock free of any restrictions ("Unrestricted Stock") under the Plan; provided, however, that in the aggregate, no more than five percent of the shares reserved for issuance under this Plan may be granted pursuant to this Section 11 and the exceptions set forth in Section 3.4. Unrestricted Stock Awards may be granted or sold as described in the preceding sentence in respect of past Service and other valid consideration, or in lieu of, or in addition to, any cash compensation due to such Grantee.

12. TERMS AND CONDITIONS OF DIVIDEND EQUIVALENT RIGHTS

12.1. Dividend Equivalent Rights

A Dividend Equivalent Right is an Award entitling the recipient to receive credits based on cash distributions that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the recipient. A Dividend Equivalent Right may be granted hereunder to any Grantee of an Award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Agreement. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid concurrently with the payment of the actual dividend to which it relates or they may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment. Dividend Equivalent Rights may be settled in cash or Stock or a combination thereof, in a single installment or installments, all determined in the sole discretion of the Board. A Dividend Equivalent Right granted as a component of another Award may provide that such Dividend Equivalent Right shall be settled upon exercise, settlement, or payment of, or lapse of restrictions on, such other award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other award. A Dividend Equivalent Right granted as a component of another Award may also contain terms and conditions different from such other award. Notwithstanding the foregoing, a Dividend Equivalent Right granted as a component of a Performance Share or Performance Unit award shall not settle prior to payment of such Performance Share or Performance Unit award and shall expire or be forfeited and annulled under the same conditions as such Performance Share or Performance Unit award. Notwithstanding anything to the contrary contained herein, Dividend Equivalent Rights will be subject to the same conditions as the underlying Award and shall not vest or be paid with respect to any Award prior to the vesting of such Award, and any such accrued Dividend Equivalent Rights shall be paid at the same time as the underlying Stock or Award to which it relates vests and is distributed consistent with this Plan and the Award Agreement, and such provision, right, and payment must all be in compliance with Code Section 409A (and governing guidance), where applicable, including any impact such a provision, right, or payment may have on the exercise price or deemed deferral of an Award in order to vest or be paid. The provisions of this Section 12.1 apply to any dividends and Dividend Equivalent Rights that may be attached to any Award, although no dividends or dividend equivalents shall be payable with respect to Options or SARs.

12.2. Termination of Service

Except as may otherwise be provided by the Board either in the Award Agreement or in writing after the Award Agreement is issued, a Grantee's rights in all Dividend Equivalent Rights or interest equivalents shall automatically terminate upon the Grantee's termination of Service for any reason.

13. PAYMENT

13.1. General Rule.

Subject to Section 13.3, payment of the Option Price for the shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock shall be made in a format acceptable to the Company and as otherwise provided herein.

13.2. Surrender of Stock.

Subject to Section 13.3, payment of the Option Price for shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock may be made all or in part through the tender to the Company of shares of Stock, which shall be valued, for purposes of determining the extent to which the Option Price or Purchase Price has been paid thereby, at their Fair Market Value on the date of exercise or surrender.

13.3. Cashless Exercise.

With respect to an Award where payment is required, payment of the price for shares may be made all or in part by (i) delivery (on a form acceptable to the Board) of an irrevocable direction to a licensed securities broker acceptable to the Company to sell shares of Stock and to deliver all or part of the sales proceeds to the Company in payment of the price and any withholding taxes described in Section 18.3, or (ii) in its discretion, the Company's issuance of the number of shares equal in value to the difference between the price (and any withholding taxes described in Section 18.3) and the Fair Market Value of the shares subject to the portion of the Option being exercised. The Company may provide procedures for executing the delivery of the irrevocable direction to the licensed securities broker referenced in this Section 13.3 by various methods including, but not limited to, those available by telephonic, electronic, website or similar formats regardless of whether default elections may be used by the procedures. In the Company's discretion, appropriate fees, expenses and taxes may be deducted from, and reduce, the amount of shares received by the Grantee. Notwithstanding the above and the remainder of this Section 13, for an Award where payment by a Reporting Person is required, payment of the price for shares must be made by the Company's withholding that number of shares equal in value to the amount owed by the Reporting Person (including provision for any withholding taxes described in Section 18.3 or as additionally required by any otherwise Applicable Law).

13.4. Other Forms of Payment.

To the extent the Award Agreement so provides or as otherwise provided in writing by the Committee, payment of the price for shares purchased pursuant to exercise of an Option or the Purchase Price for Restricted Stock may be made in any other form that is consistent with applicable laws, regulations, rules, and this Plan.

14. TERMS AND CONDITIONS OF PERFORMANCE SHARES, PERFORMANCE UNITS, LONG-TERM INCENTIVE AWARDS AND SHORT-TERM INCENTIVE AWARDS

14.1. Grant of Performance Units/Performance Shares.

Subject to the terms and provisions of this Plan, the Board, at any time and from time to time, may grant Performance Units and/or Performance Shares to Grantees in such amounts and upon such terms as the Committee shall determine.

14.2. Value of Performance Units/Performance Shares.

Each Performance Unit shall have an initial value that is established by the Board at the time of grant. Each Performance Share shall have an initial value equal to the Fair Market Value of a share of Stock on the Grant Date. The Board shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of Performance Units/Performance Shares that will be paid out to the Grantee.

14.3. Earning of Performance Units/Performance Shares.

Subject to the terms of this Plan, after the applicable Performance Period has ended, the holder of Performance Units/Performance Shares shall be entitled to receive payout on the value and number of Performance Units/Performance Shares earned by the Grantee over the Performance Period, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

14.4. Form and Timing of Payment of Performance Units/Performance Shares.

Payment of earned Performance Units/Performance Shares shall be as determined by the Board and as evidenced in the Award Agreement. Subject to the terms of this Plan, the Board, in its sole discretion, may pay earned Performance Units/Performance Shares in the form of cash or in shares (or in a combination thereof) equal to the value of the earned Performance Units/Performance Shares. The payments for the Performance Units or Performance Shares, as the case may be, shall be made at the close of the applicable Performance Period, or as soon as practicable after the end of the Performance Period, but in no event later than seventy-five (75) days following the close of the Company's Fiscal Year in which the term of the Award is complete (i.e., it vests). Any shares of Stock may be granted subject to any restrictions deemed appropriate by the Committee. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award Agreement pertaining to the grant of the Award.

14.5. Performance Conditions.

The right of a Grantee to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Board. The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions. If and to the extent required under Code Section 162(m), any power or authority relating to an Award intended to qualify under Code Section 162(m), shall be exercised by the Committee and not the Board.

Any Performance Awards for unexpired terms shall be paid as if the term thereof were complete, based on the best financial information available to the Company of the Company's performance as of the close of business on the day immediately preceding a Corporate Transaction (but only to the extent that the Corporate Transaction event constitutes a permissible payout (e.g., and as applicable, a change in the ownership or effective control of the corporation, or in the ownership of a substantial portion of the assets of the corporation) as described in Code Section 409A and its corresponding applicable guidance); provided, however, in determining whether and to what extent performance criteria of such Performance Awards have been satisfied, where such criteria are based on results that accumulate over the term of such Awards or over one year of such term (e.g., earnings per share), the performance requirement of such Performance criteria shall be prorated in accordance with the portion of the term or year that occurred prior to the Corporate Transaction.

14.6. Long-Term Incentive Awards or Short-Term Incentive Awards Granted to Designated Covered Employees.

If and to the extent that the Board determines that an Award to be granted to a Grantee who is designated by the Committee as likely to be a Covered Employee should qualify as "performance-based compensation" for purposes of Code Section 162(m), the grant, exercise and/or settlement of such Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Section 14.6.

14.6.1. Performance Goals Generally.

The performance goals for such Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 14.6; provided, that the full Board shall establish any performance goals applicable to Outside Directors. Performance goals shall be objective and shall otherwise meet the requirements of Code Section 162(m) and regulations thereunder, including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being "substantially uncertain." The Committee (or, if applicable, the full Board) may determine that such Awards shall be

granted, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise and/or settlement of such Awards. Performance goals may differ for Awards granted to any one Grantee or to different Grantees.

14.6.2. Timing For Establishing Performance Goals.

Performance goals shall be established not later than ninety (90) days after the beginning of any performance period applicable to such Awards, or at such other date as may be required or permitted for "performance-based compensation" under Code Section 162(m).

14.6.3. Settlement of Awards; Other Terms.

Settlement of such Awards shall be in cash, Stock, other Awards or other property, in the discretion of the Committee and provided in the Award Agreement. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Awards. The Committee shall specify the circumstances in which such Long-Term or Short-Term Incentive Awards shall be paid or forfeited in the event of termination of Service by the Grantee prior to the end of a performance period or settlement of Awards.

14.6.4. Performance Measures.

The performance goals upon which the payment or vesting of an Award to a Covered Employee that is intended to qualify as Performance-Based Compensation shall be limited to the following Performance Measures:

(a) net earnings or net income;

(b) operating earnings;

(c) pretax earnings;

(d) earnings per share;

(e) share price, including growth measures and total stockholder return;

(f) earnings before interest and taxes;

(g) earnings before interest, taxes, depreciation and/or amortization;

(h) sales or revenue growth, whether in general, by type of product or service, or by type of customer;

(i) gross or operating margins;

(j) return measures, including return on assets, capital, investment, equity, sales or revenue;

(k) cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment;

(l) productivity ratios;

(m) expense targets;

(n) market share;

(o) financial ratios as provided in credit agreements of the Company and its subsidiaries;

(p) working capital targets;

(q) completion of acquisitions of business or companies;

(r) completion of divestitures and asset sales; and

(s) any combination of any of the foregoing business criteria.

Any Performance Measure(s) may be used to measure the performance of the Company, Subsidiary, and/or Subsidiary as a whole or any business unit of the Company, Subsidiary, and/or Subsidiary or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Measures as compared to the Company's previous performance on that measure, the performance of a group of comparator companies or published or special index, or other method of comparison that the Committee, in its sole discretion, deems appropriate. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of performance goals pursuant to the Performance Measures specified in this Section 14; provided that, no Award may be accelerated (or may be granted with such provisions) if the grant or acceleration would not be in compliance with Code Section 409A (including from the Grant Date), if it would subject an Award to Code Section 409A that was not previously subject to Code Section 409A unless it would be compliant in its entirety (including with a fixed payout date if necessary), or if it would not permit a deduction under Code Section 162(m) (except that with respect to the deductibility under Code Section 162(m) only, the Board may choose to forego deductibility, in its discretion).

14.6.5. Evaluation of Performance.

The Committee may provide in any such Award that any evaluation of performance may include or exclude any of the following events that occur during a Performance Period: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable year; (vi) acquisitions or divestitures; (vii) foreign exchange gains and losses; (viii) tax valuation allowance reversals; (ix) impairment expense; (x) environmental expense; (xi) restructuring costs; (xii) short-term cash incentive accruals; (xiii) gains or losses from the sales of assets; and (xiv) payments received relating to import duties arising from anti-dumping orders.

To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Code Section 162(m) for deductibility.

14.6.6. Adjustment of Performance-Based Compensation.

Awards that are intended to qualify as Performance-Based Compensation may not be adjusted upward. The Board shall retain the discretion to adjust such Awards downward, either on a formula or discretionary basis, or any combination as the Committee determines.

14.6.7. Board Discretion.

In the event that applicable tax and/or securities laws change to permit Board discretion to alter the governing Performance Measures without obtaining shareholder approval of such changes, the Board shall have sole discretion to make such changes without obtaining shareholder approval provided the exercise of such discretion does not violate Code Section 409A. In addition, in the event that the Committee determines that it is advisable to grant Awards that shall not qualify as Performance-Based Compensation, the Committee may make such grants without satisfying the requirements of Code Section 162(m) and base vesting on Performance Measures other than those set forth in Section 14.6.4.

14.7. Status of Section 14.6 Awards Under Code Section 162(m).

It is the intent of the Company that Awards under Section 14.6 hereof granted to persons who are designated by the Committee as likely to be Covered Employees within the meaning of Code Section 162(m) and regulations thereunder shall, if so designated by the Committee, constitute "qualified performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder. Accordingly, the terms of Section 14.6, including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with Code Section 162(m) and regulations thereunder. The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Grantee will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean only a person designated by the Committee, at the time of grant of an Award, as likely to be a Covered Employee with respect to that fiscal year. If any provision of the Plan or any agreement relating to such Awards does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

14.8. Short-Term Incentive Awards.

14.8.1. General Information and Eligibility.

This Section 14.8 establishes a short-term cash incentive program (known as the "Management Incentive Program" or "MIP") for Employees of the Company or a Subsidiary. Eligibility to participate in the MIP shall be determined by the Committee (provided that the Committee may delegate this function to the Company's Chief Executive Officer for participation by Employees other than "named executive officers," which shall refer to the Company's Chief Executive Officer and other officers named in the Company's annual proxy statement); however, unless the Committee (or its delegatee) determines otherwise, an Employee is eligible to participate in the Management Incentive Program for a particular Fiscal Year if all of the following requirements are met:

(a) the Employee is designated in the records of the Company (or a Subsidiary) as a salary grade 25 or above (or comparable level under any revised salary grade system) for at least a portion of the Fiscal Year;

(b) the Employee was employed by the Company (or a Subsidiary) before February 1 of that particular fiscal year; and

(c) the Employee is actively employed on the last day of the Fiscal Year; provided, that

(i) the Employee may participate if the Employee was otherwise participating in the Management Incentive Program during a Fiscal Year and died, became Disabled in that Fiscal Year, or Retired in that Fiscal Year (but only to the extent that, in the opinion of legal counsel, such participation would not adversely affect the deductibility of his or her Total MIP short-term cash incentive under applicable law and published guidance), and

(ii) the Employee may participate if the Employee was otherwise participating in the Management Incentive Program during a Fiscal Year but was on an approved leave of absence (including workers compensation leave, military leave, or leave approved pursuant to the Family Medical Leave Act),

in which case, the Total MIP Short-term cash incentive (if any) shall be determined based on Eligible Earnings during the applicable Fiscal Year while the Employee participates in the MIP. In the event that a participating Employee dies prior to the payout of any Total MIP Short-term cash incentive (if any), the Total MIP Short-term cash incentive shall be paid to his or her estate.

In respect of each Employee, the Committee or its delegatee shall (at the time of establishing applicable Performance Measures) also establish and communicate a "Target Short-term Cash Incentive Opportunity" which shall be a dollar amount payable with respect to the applicable performance measurement period (normally, the Fiscal Year).

14.8.2. Amount of Short-term Cash Incentive.

The MIP short-term cash incentive payment, if any, awarded to an eligible Employee shall be the product of some or all of the following as the Committee in its sole discretion determines: Target Short-term Cash Incentive Opportunity; Eligible Earnings; Company Achievement Percentage, Individual Achievement Percentage, or both; and Company Weighted MIP Component, Individual Weighted MIP Component, or both. Provided, however, that in no event will a short-term cash incentive be paid hereunder unless the applicable performance goals have been accomplished to the degree necessary for such award, including as required to maintain the tax deductibility of such payments. The maximum individual Short-Term Incentive Award for a Performance Period of twelve months will be three million dollars ($3,000,000). In the event that a Short-Term Incentive Award is made for a Performance Period of less than twelve calendar months or for the Performance Period in which the Grantee dies, becomes Disabled, or becomes Retired, the maximum Short-Term Incentive Award of three million dollars ($3,000,000) shall be prorated in accordance with Section 14.8.1.

14.8.3. Time of Payment.

A Service Provider's Total MIP Short-term Cash Incentive payment (if any) shall be paid as soon as administratively feasible during the second month following the close of the performance period to which the Total MIP incentive payment relates. (For example, if the performance period is the Company's fiscal year, the payment date shall occur during the month of June.) Such payment shall be subject to applicable tax and withholding of income and employment taxes and elective contributions to the Company's 401(k) plan, but shall not be subject to reduction for health care premiums, flex spending contributions, life insurance contributions or similar premium sharing under any Company health or welfare plan, all as determined by the Committee. No Short-Term Cash Incentive Award may be paid without a certification by the Committee that the Company goals under the applicable Performance Measures have been achieved. If awards are made in whole or in part based on achievement by eligible Employees of individual goals, a named executive officer will receive such an award only after determination by the Committee that the named executive officer has achieved such goals.

14.8.4. Employment Transfers.

If a participating Service Provider transfers between locations, the Total MIP Short-term Cash Incentive for him or her (if any) shall be based on the following rules:

(a) The Total MIP Short-term Cash Incentive payment (if any) shall be based on Eligible Earnings earned at the first location using the first location's Company Achievement Percentage plus Eligible Earnings earned at the second location using the second location's Company Achievement Percentage; and

(b) Only one Individual Achievement Percentage will be used, which shall be based on the overall attainment of individual goals for the Fiscal Year;

provided, that the location of the participating Employee when the short-term cash incentive is paid shall be charged for the Total MIP incentive payment.

14.8.5. Salary Grade Changes.

If a participating Employee's salary grade and Target Short-term Cash Incentive Opportunity changes during a Fiscal Year in which that Employee is participating in the Management Incentive Program, any Total MIP payment shall be based on the Eligible Earnings and Target Short-term Cash Incentive Opportunity in the beginning salary grade, plus the Eligible Earnings and Target Short-term Cash Incentive Opportunity while in the subsequent salary grade.

15. PARACHUTE LIMITATIONS

Notwithstanding any other provision of this Plan or of any other agreement, contract, or understanding heretofore or hereafter entered into by a U.S. Grantee with the Company or any Subsidiary, except an agreement, contract, or understanding that expressly addresses Section 280G or Section 4999 of the Code (an "Other Agreement"), and notwithstanding any formal or informal plan or other arrangement for the direct or indirect provision of compensation to the U.S. Grantee (including groups or classes of U.S. Grantees or beneficiaries of which the U.S. Grantee is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the U.S. Grantee (a "Benefit Arrangement"), if the U.S. Grantee is a "disqualified individual," as defined in Section 280G(c) of the Code, any Option, Restricted Stock, Stock Unit, Performance Share or Performance Unit held by that U.S. Grantee and any right to receive any payment or other benefit under this Plan shall not become exercisable or vested (i) to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the U.S. Grantee under this Plan, all Other Agreements, and all Benefit Arrangements, would cause any payment or benefit to the U.S. Grantee under this Plan to be considered a "parachute payment" within the meaning of Section 280G(b)(2) of the Code as then in effect (a "Parachute Payment") and (ii) if, as a result of receiving a Parachute Payment, the aggregate after-tax amounts received by the U.S. Grantee from the Company under this Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by the U.S. Grantee without causing any such payment or benefit to be considered a Parachute Payment. In the event that the receipt of any such right to exercise, vesting, payment, or benefit under this Plan, in conjunction with all other rights, payments, or benefits to or for the U.S. Grantee under any Other Agreement or any Benefit Arrangement would cause the U.S. Grantee to be considered to have received a Parachute Payment under this Plan that would have the effect of decreasing the after-tax amount received by the U.S. Grantee as described in clause (ii) of the preceding sentence, then the U.S. Grantee shall have the right, in the U.S. Grantee's sole discretion, to designate those rights, payments, or benefits under this Plan, any Other Agreements, and any Benefit Arrangements that should be reduced or eliminated so as to avoid having the payment or benefit to the U.S. Grantee under this Plan be deemed to be a Parachute Payment; provided, however, that in order to comply with Code Section 409A, the reduction or elimination will be performed in the order in which each dollar of value subject to an Award reduces the Parachute Payment to the greatest extent.

16. REQUIREMENTS OF LAW

16.1. General

The Company shall not be required to sell or issue any shares of Stock under any Award if the sale or issuance of such shares would constitute a violation by the Grantee, any other individual exercising an Option, or the Company of any provision of any law or regulation of any governmental authority, including without limitation any federal or state securities laws or regulations. If at any time the Company shall determine, in its discretion, that the listing, registration or qualification of any shares subject to an Award upon any securities exchange or under any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issuance or purchase of shares hereunder, no shares of Stock may be issued or sold to the Grantee or any other individual exercising an Option pursuant to such Award unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company, and any delay caused thereby shall in no way affect the date of termination of the Award. Without limiting the generality of the foregoing, in connection with the Securities Act, upon the exercise of any Option or any SAR that may be settled in shares of Stock or the delivery of any shares of Stock underlying an Award, unless a registration statement under such Act is in effect with respect to the shares of Stock covered by such Award, the Company shall not be required to sell or issue such shares unless the Board has received evidence satisfactory to it that the Grantee or any other individual exercising an Option may acquire such shares pursuant to an exemption from registration under the Securities Act. Any determination in this connection by the Board shall be final, binding, and conclusive. The Company may, but shall in no event be obligated to, register any securities covered hereby pursuant to the Securities Act. The Company shall not be obligated to take any affirmative action in order to cause the exercise of an Option or a SAR or the issuance of shares of Stock pursuant to the Plan to comply with any law or regulation of any governmental authority. As to any jurisdiction that expressly imposes the requirement that an Option (or SAR that may be settled in shares of Stock) shall not be exercisable until the shares of Stock covered by such Option (or SAR) are registered or are exempt from registration, the exercise of such Option (or SAR) under circumstances in which the laws of such jurisdiction apply shall be deemed conditioned upon the effectiveness of such registration or the availability of such an exemption.

16.2. Rule 16b-3

During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act, it is the intent of the Company that Awards pursuant to the Plan and the exercise of Options and SARs granted hereunder will qualify for the exemption provided by Rule 16b-3 under the Exchange Act. To the extent that any provision of the Plan or action by the Board does not comply with the requirements of Rule 16b-3, it shall be deemed inoperative to the extent permitted by law and deemed advisable by the Board, and shall not affect the validity of the Plan. In the event that Rule 16b-3 is revised or replaced, the Board may exercise its discretion to modify this Plan in any respect necessary to satisfy the requirements of, or to take advantage of any features of, the revised exemption or its replacement.

17. EFFECT OF CHANGES IN CAPITALIZATION

The provisions in this Section 17 are intended to provide equivalency for certain capitalization events, and, in all events, and notwithstanding anything to the contrary contained herein, may not be accomplished, provided for or be applicable to an Award, if, at any time, such Award is not in compliance with Code Section 409A (including from the Grant Date), if it would subject an Award to Code Section 409A that was not previously subject to Code Section 409A unless it would be compliant in its entirety (including with a fixed payout date if necessary), or if it would not permit a deduction under Code Section 162(m) (except that with respect to the deductibility under Code Section 162(m) only, the Board may choose to forego deductibility, in its discretion).

17.1. Changes in Stock

If the number of outstanding shares of Stock is increased or decreased or the shares of Stock are changed into or exchanged for a different number or kind of shares or other securities of the Company on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Company occurring after the Effective Date, the number and kinds of shares for which grants of Options and other Awards may be made under the Plan, shall be adjusted proportionately and accordingly by the Company. In addition, the number and kind of shares for which Awards are outstanding shall be adjusted proportionately and accordingly so that the proportionate interest of the Grantee immediately following such event shall, to the extent practicable, be the same as immediately before such event. Any such adjustment in outstanding Options or SARs shall not change the aggregate Option

Price or SAR Exercise Price payable with respect to shares that are subject to the unexercised portion of an outstanding Option or SAR, as applicable, but shall include a corresponding proportionate adjustment in the Option Price or SAR Exercise Price per share. The conversion of any convertible securities of the Company shall not be treated as an increase in shares affected without receipt of consideration. Notwithstanding the foregoing, in the event of any distribution to the Company's stockholders of securities of any other entity or other assets (including an extraordinary dividend but excluding a non-extraordinary dividend of the Company) without receipt of consideration by the Company, the Company shall, in such manner as the Company deems appropriate, adjust (i) the number and kind of shares subject to outstanding Awards and/or (ii) the exercise price of outstanding Options and Stock Appreciation Rights to reflect such distribution.

17.2. Reorganization in Which the Company Is the Surviving Entity Which does not Constitute a Corporate Transaction

Subject to Section 17.3 hereof, if the Company shall be the surviving entity in any reorganization, merger, or consolidation of the Company with one or more other entities which does not constitute a Corporate Transaction, any Option or SAR theretofore granted pursuant to the Plan shall pertain to and apply to the securities to which a holder of the number of shares of Stock subject to such Option or SAR would have been entitled immediately following such reorganization, merger, or consolidation, with a corresponding proportionate adjustment of the Option Price or SAR Exercise Price per share so that the aggregate Option Price or SAR Exercise Price thereafter shall be the same as the aggregate Option Price or SAR Exercise Price of the shares remaining subject to the Option or SAR immediately prior to such reorganization, merger, or consolidation. Subject to any contrary language in an Award Agreement evidencing an Award, any restrictions applicable to such Award shall apply as well to any replacement shares received by the Grantee as a result of the reorganization, merger or consolidation. In the event of a transaction described in this Section 17.2, Stock Units shall be adjusted so as to apply to the securities that a holder of the number of shares of Stock subject to the Stock Units would have been entitled to receive immediately following such transaction.

17.3. Corporate Transaction in which Awards are not Assumed

The Board may make provisions in an Award Agreement, in its discretion, to provide for vesting, exercise, cancellation, payout and/or similar events upon the occurrence of a Corporate Transaction in which an Award is not being assumed or continued.

17.4. Corporate Transaction in which Awards are Assumed

The Plan, Options, SARs, Stock Units and Restricted Stock theretofore granted shall continue in the manner and under the terms so provided in the event of any Corporate Transaction to the extent that provision is made in writing in connection with such Corporate Transaction for the assumption or continuation of the Options, SARs, Stock Units and Restricted Stock theretofore granted, or for the substitution for such Options, SARs, Stock Units and Restricted Stock for new common stock options and stock appreciation rights and new common stock units and restricted stock relating to the stock of a successor entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number of shares (disregarding any consideration that is not common stock) and option and stock appreciation right exercise prices.

17.5. Adjustments

Adjustments under this Section 17 related to shares of Stock or securities of the Company shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. No fractional shares or other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole share. The Board shall determine the effect of a Corporate Transaction upon Awards other than Options, SARs, Stock Units and Restricted Stock, and such effect shall be set forth in the appropriate Award Agreement. The Board may provide in the Award Agreements at the time of grant, or any time thereafter with the consent of the Grantee, for different provisions to apply to an Award in place of those described in Sections 17.1, 17.2, 17.3 and 17.4. This Section 17.5 does not limit the Company's ability to provide for alternative treatment of Awards outstanding under the Plan in the event of change of control events that are not Corporate Transactions.

17.6. No Limitations on Company

The making of Awards pursuant to the Plan shall not affect or limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure or to merge, consolidate, dissolve, or liquidate, or to sell or transfer all or any part of its business or assets.

18. GENERAL PROVISIONS

18.1. Disclaimer of Rights

No provision in the Plan or in any Award or Award Agreement shall be construed to confer upon any individual the right to remain in the employ or service of the Company or any Subsidiary, or to interfere in any way with any contractual or other right or authority of the Company either to increase or decrease the compensation or other payments to any individual at any time, or to terminate any employment or other relationship between any individual and the Company. In addition, notwithstanding anything contained in the Plan to the contrary, unless otherwise stated in the applicable Award Agreement, no Award granted under the Plan shall be affected by any change of

duties or position of the Grantee, so long as such Grantee continues to be a director, officer, consultant or employee of the Company or a Subsidiary. The obligation of the Company to pay any benefits pursuant to this Plan shall be interpreted as a contractual obligation to pay only those amounts described herein, in the manner and under the conditions prescribed herein. The Plan shall in no way be interpreted to require the Company to transfer any amounts to a third party trustee or otherwise hold any amounts in trust or escrow for payment to any Grantee or beneficiary under the terms of the Plan.

18.2. Nonexclusivity of the Plan

Neither the adoption of the Plan nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals) as the Board in its discretion determines desirable, including, without limitation, the granting of stock options otherwise than under the Plan.

18.3. Withholding Taxes

No shares of Stock shall be delivered under the Plan to any Grantee until such Grantee has made arrangements acceptable to the Committee for the satisfaction of any income and employment tax withholding obligations under Applicable Laws. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Grantee to remit to the Company, an amount sufficient to satisfy federal, state, local or foreign taxes (including the Grantee's payroll tax obligations) required or permitted by law to be withheld with respect to any taxable event concerning a Grantee arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Grantee to elect to have the Company withhold shares of Stock otherwise issuable under an Award or allow the return of shares of Stock having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Grantee of such Award after such shares of Stock were acquired by the Grantee from the Company) in order to satisfy the Grantee's federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Committee, be limited to the number of shares of Stock which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income. Notwithstanding the discretionary provisions above, for an Award where a tax payment is required with respect to a Reporting Person, the Company shall withhold shares of Stock otherwise issuable under an Award to satisfy the tax payment obligation.

18.4. Captions

The use of captions in this Plan or any Award Agreement is for the convenience of reference only and shall not affect the meaning of any provision of the Plan or such Award Agreement.

18.5. Other Provisions

Each Award granted under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Board, in its sole discretion.

18.6. Number and Gender

With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, etc., as the context requires.

18.7. Severability

If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

18.8. Governing Law

The validity and construction of this Plan and the instruments evidencing the Awards hereunder shall be governed by the laws of the state of Michigan, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan and the instruments evidencing the Awards granted hereunder to the substantive laws of any other jurisdiction.

18.9. Code Section 409A

The Board intends to comply with Code Section 409A, or an exemption to Code Section 409A, with regard to Awards hereunder that constitute nonqualified deferred compensation within the meaning of Code Section 409A. To the extent that the Board determines that a Grantee would be subject to the additional twenty percent (20%) tax imposed on certain nonqualified deferred compensation plans pursuant to Code Section 409A as a result of any provision of any Award granted under this Plan, such provision shall be deemed amended to the minimum extent necessary to avoid application of such additional tax. The nature of any such amendment shall be determined by the Board.

To record adoption of the Plan by the Board as of _____, 2017, and approval of the Plan by the stockholders on _____, 2017, the Company has caused its authorized officer to execute the Plan.

LA-Z-BOY INCORPORATED

By _____

Title _____

Meeting Information

When

August 29, 2017 at 8:00 am (local time)

Where

Wright Room, Westin Detroit Metropolitan Airport



Vote

Online



www.proxyvote.com

By Phone



1.800.690.6903

By Mail



Completing, signing and returning
your proxy card

In Person



With proof of ownership and a
valid photo ID

Proposals to Be Voted On

Your Board Recommends

1 Election of Nine Directors

Kurt L. Darrow	Janet E. Kerr	W. Alan McCollough
Sarah M. Gallagher	Michael T. Lawton	Lauren B. Peters
Edwin J. Holman	H. George Levy, M.D.	Dr. Nido R. Qubein

VOTE FOR EACH

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2 Approval of the 2017 Omnibus Incentive Plan

VOTE "FOR"

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3 Approval of the Compensation of Our Named Executive Officers

VOTE "FOR"

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4 Frequency of voting on the Compensation of our Named Executive Officers

VOTE "1 YEAR"

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5 Ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2018

VOTE "FOR"